     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 29, 1996
                                                      REGISTRATION NO. 333-06285

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                --------------
                               AMENDMENT NO. 2 TO
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                                --------------
                            VISIGENIC SOFTWARE, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

      DELAWARE                 7372                      94-3173927
   (STATE OR OTHER       (PRIMARY STANDARD            (I.R.S. EMPLOYER
   JURISDICTION OF          INDUSTRIAL               IDENTIFICATION NO.)
  INCORPORATION OR      CLASSIFICATION CODE
    ORGANIZATION)             NUMBER)

                           951 MARINER'S ISLAND BLVD.
                                   SUITE 120
                              SAN MATEO, CA 94404
                                 (415) 286-1900
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                                --------------
                                 ROGER J. SIPPL
                            CHIEF EXECUTIVE OFFICER
                            VISIGENIC SOFTWARE, INC.
                           951 MARINER'S ISLAND BLVD.
                                   SUITE 120
                              SAN MATEO, CA 94404
                                 (415) 286-1900
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                   COPIES TO:
       THOMAS W. FURLONG, ESQ.                 MARK C. STEVENS, ESQ.
         DAVID A. HUBB, ESQ.                  JEFFREY R. VETTER, ESQ.
       GILBERT GALLARDO, ESQ.                 MICHAEL J. MCADAM, ESQ.
    GRAY CARY WARE & FREIDENRICH                 FENWICK & WEST LLP
     A PROFESSIONAL CORPORATION                 TWO PALO ALTO SQUARE
         400 HAMILTON AVENUE                    PALO ALTO, CA 94306
      PALO ALTO, CA 94301-1825                     (415) 494-0600
           (415) 328-6561
                                --------------
  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act") check the following box. [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]
                                --------------
  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                            VISIGENIC SOFTWARE, INC.

                             CROSS-REFERENCE SHEET

               PURSUANT TO ITEM 501(B) OF REGULATION S-K SHOWING
      LOCATION IN PROSPECTUS OF INFORMATION REQUIRED BY ITEMS OF FORM S-1.

    ITEM NUMBER AND HEADING IN
  FORM S-1 REGISTRATION STATEMENT               LOCATION IN PROSPECTUS
  -------------------------------               ----------------------
 1. Forepart of this Registration
    Statement and Outside Front
    Cover Page of Prospectus.......  Facing Page of this Registration Statement and Outside Front Cover Page
 2. Inside Front and Outside Back
    Cover Pages of Prospectus......  Inside Front and Outside Back Cover Pages
 3. Summary Information, Risk
    Factors and Ratio of Earnings
    to Fixed Charges...............  Prospectus Summary; Risk Factors
 4. Use of Proceeds................  Prospectus Summary; Use of Proceeds
 5. Determination of Offering
    Price..........................  Outside Front Cover Page; Underwriting
 6. Dilution.......................  Dilution
 7. Selling Security Holders.......  Principal and Selling Stockholders
 8. Plan of Distribution...........  Outside Front Cover Page; Underwriting
 9. Description of Securities to be
    Registered.....................  Prospectus Summary; Capitalization;
                                      Description of Capital Stock
10. Interests of Named Experts and
    Counsel........................  Legal Matters

11. Information with Respect to the
    Registrant.....................  Outside Front and Inside Front Cover Pages;
                                      Prospectus Summary; Risk Factors; Dividend
                                      Policy; Capitalization; Selected
                                      Consolidated Financial Data; Management's
                                      Discussion and Analysis of Financial
                                      Condition and Results of Operations;
                                      Business; Management; Certain
                                      Transactions; Principal and Selling
                                      Stockholders; Description of Capital
                                      Stock; Shares Eligible for Future Sale;
                                      Financial Statements
12. Disclosure of Commission
    Position on Indemnification for
    Securities Act Liabilities.....  Not Applicable

                                                  FILED PURSUANT TO RULE 424(a)
                                                     REGISTRATION NO. 333-06285

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                   SUBJECT TO COMPLETION, DATED JULY 22, 1996

PROSPECTUS

                                2,100,000 SHARES

                                      LOGO
                          OF VISIGENIC SOFTWARE, INC.

                                  COMMON STOCK

  Of the 2,100,000 shares of Common Stock offered hereby, 1,700,000 shares are being sold by the Company and 400,000 shares are being sold by the Selling Stockholders. The Company will not receive any of the proceeds from the sale of the shares by the Selling Stockholders. See "Principal and Selling Stockholders."

  Prior to this offering, there has been no public market for the Common Stock of the Company. It is currently estimated that the initial public offering price will be between $9.00 and $11.00 per share. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price. The Company has applied to have the Common Stock approved for quotation on the Nasdaq National Market under the symbol VSGN.

                                  -----------

            THE SHARES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK.
                         SEE "RISK FACTORS" ON PAGE 5.

                                  -----------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
 AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY
  IS A CRIMINAL OFFENSE.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                          PRICE TO  UNDERWRITING PROCEEDS TO PROCEEDS TO SELLING
                           PUBLIC   DISCOUNT (1) COMPANY (2)    STOCKHOLDERS
- --------------------------------------------------------------------------------
Per Share..............    $           $           $               $
- --------------------------------------------------------------------------------
Total (3)..............  $           $           $               $

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
(1) See "Underwriting" for indemnification arrangements with the several Underwriters.
(2) Before deducting expenses payable by the Company estimated at $750,000.
(3) The Company and the Selling Stockholders have granted the Underwriters a 30-day option to purchase up to 315,000 additional shares of Common Stock solely to cover over-allotments, if any. If all such shares are purchased, the total Price to Public, Underwriting Discount, Proceeds to Company and
    Proceeds to Selling Stockholders will be $    , $   , $    and $    ,
    respectively. See "Underwriting."

                                  -----------

  The shares of Common Stock are offered by the several Underwriters subject to prior sale, receipt and acceptance by them and subject to the right of the Underwriters to reject any order in whole or in part and certain other conditions. It is expected that certificates for such shares will be available
for delivery on or about    , 1996, at the office of the agent of Hambrecht &
Quist LLC in New York, New York.

HAMBRECHT & QUIST                                  ROBERTSON, STEPHENS & COMPANY

   , 1996

          [Examples of applications which embed Visigenic's database connectivity and distributed object connectivity products appear in color here]






  Visigenic, the Visigenic logo, VisiBroker, VisiODBC and VisiChannel are trademarks of the Company. This Prospectus also includes trademarks of companies other than the Company.

  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET THE OVER-THE-COUNTER MARKET, OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

Digitalized artwork illustrating how the Visigenic database connectivity and distributed object connectivity products simplify the development, deployment and management of reliable and flexible distributed applications while enabling enterprise users, customers, suppliers and other business partners to easily access enterprise data.

                                    SUMMARY

  The following summary is qualified in its entirety by the more detailed information and financial statements appearing elsewhere in this Prospectus. See "Risk Factors" for a discussion of certain factors to be considered by prospective investors.

                                  THE COMPANY

  Visigenic Software, Inc. ("Visigenic" or the "Company") is a leading provider of software tools for database and distributed object connectivity for the Internet, Intranet and enterprise computing environments. The Company's standards-based products facilitate the development, deployment and management of distributed applications by providing database-independent access to leading databases and the communications infrastructure for distributed object-oriented applications.

  In today's complex computing environment, enterprises require flexible access to data and applications, regardless of whether the data and applications are located at the central office, a remote office or across the Internet. Enterprise computing environments are increasingly using multiple database management systems ("DBMSs"), operating systems, networks and hardware platforms and relying on object-oriented technologies to develop and deploy distributed applications for these heterogeneous environments. The rapid growth of the Internet and Intranets, both of which are heterogeneous distributed computing environments, is accelerating the need for tools to develop, deploy and manage distributed applications.

  The Visigenic solution provides key components of the software infrastructure that enables developers and information technology ("IT") professionals to develop, deploy and manage distributed applications. The Company believes business applications increasingly will be comprised of objects, Java applets and databases that are distributed on networks and dynamically assembled into highly customized distributed solutions. The Company's products enable the enterprise to adapt its application architecture to meet changing business and computing requirements by simplifying the development and deployment of distributed database and object-oriented applications. Visigenic's products support existing and emerging industry standards, making the Company's solutions open, flexible and interoperable across multiple operating environments. The Company believes that its products are especially well suited for large distributed computing environments such as the Internet and Intranets.

  The Company's strategy is to become the premier provider of software tools which enable developers and IT professionals to develop, deploy and manage distributed applications for Internet, Intranet and enterprise computing environments. Visigenic supports and contributes to the enhancement of open industry standards through active participation in several standards setting organizations. The Company intends to continue to develop strategic relationships with leading technology companies to promote the widespread acceptance and distribution of Visigenic products. Visigenic has established strategic relationships with Cisco, Hitachi, Microsoft, Netscape and Platinum technology. Additionally, the Company intends to leverage its products and expertise to exploit the emergence of the Internet and Intranets.

  The Company markets and sells its software through its direct sales and telesales forces, independent software vendors ("ISVs"), value added resellers ("VARs"), international distributors and on-line Internet sales in North America, Europe and Asia. The Company's customers include ASCII Corporation, Cisco, Compuware, Borland, Healtheon, Hewlett-Packard, Hitachi, Merrill Lynch, MCI Telecommunications, Microsoft, Netscape, Oracle, Platinum technology and Software AG.

  In May 1996, the Company acquired PostModern Computing Technologies, Inc. ("PostModern"), a supplier of distributed object connectivity software. PostModern had revenue of $1.0 million and net income of

$58,849 in the year ended March 31, 1996, and had total assets of $473,771 at March 31, 1996. In the acquisition, which was structured as a merger, the Company issued 3,099,821 shares of its Common Stock and paid a total of $2.3 million in exchange for all PostModern shares. The Company also assumed PostModern's outstanding stock options and made cash payments, subject to one-year vesting, totaling $1.5 million, to certain PostModern employees. A portion of the proceeds from the Company's issuance of its Series C Preferred Stock and convertible notes to three investors in May 1996 was used to finance the cash portion of the acquisition.

  The Company was incorporated in February 1993. The Company's principal executive offices are located at 951 Mariner's Island Boulevard, Suite 120, San Mateo, California, 94404. Its telephone number is (415) 286-1900. Its email address is info@visigenic.com and its World Wide Web site is located at http://www.visigenic.com. Information contained on the Company's Web site shall not be deemed to be a part of this Prospectus.

                                  THE OFFERING

Common Stock offered by the Company....................  1,700,000 shares
Common Stock offered by the Selling Stockholders.......    400,000 shares
Common Stock to be outstanding after the offering...... 12,169,971 shares (1)
Use of proceeds........................................ General corporate purposes, including working capital and
                                                        possible repayment of revolving and
                                                        bridge credit facilities
Proposed Nasdaq National Market symbol................. VSGN

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                 YEAR ENDED MARCH 31,               QUARTER ENDED JUNE 30,
                         --------------------------------------- ------------------------------
                                                   1996                          1996
                                           ---------------------         ----------------------
                                                     PRO FORMA                      PRO FORMA
                          1994     1995    ACTUAL   COMBINED (2)  1995    ACTUAL   COMBINED (2)
                         -------  -------  -------  ------------ ------  --------  ------------
CONSOLIDATED STATEMENT OF
 OPERATIONS DATA:
Revenue.................     --   $ 1,115  $ 5,575    $ 6,577    $  911  $  2,961    $  3,093
Gross profit............     --       820    4,564      5,303       722     2,528       2,584
Loss from operations....  (2,496)  (4,723)  (4,464)    (6,422)     (978)  (13,665)    (13,901)
Net loss................ $(2,454) $(4,629) $(4,379)   $(6,337)   $ (977) $(13,659)   $(13,895)
Pro forma net loss per
 share (3)..............     --       --   $  (.39)   $  (.57)   $ (.09) $  (1.21)   $  (1.23)
Pro forma weighted
 average common and
 common equivalent
 shares (3).............     --       --    11,120     11,120    10,602    11,289      11,289

                                                        JUNE 30, 1996
                                               --------------------------------
                                                         PRO
                                               ACTUAL FORMA (4) AS ADJUSTED (5)
                                               ------ --------- ---------------
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents..................... $1,890  $1,890       $16,426
Working capital...............................  2,331   2,331        17,391
Total assets..................................  9,962   9,962        24,498
Convertible notes payable to stockholders.....  2,000     --            --
Stockholders' equity..........................  3,111   5,111        20,171

- -------------

(1) Excludes 1,449,285 shares of Common Stock issuable upon exercise of options outstanding as of June 30, 1996 with a weighted average exercise price of $1.76 per share. See "Capitalization" and "Management--Stock Plans."
(2) The pro forma combined statement of operations data gives effect to the May 1996 acquisition of PostModern Computing Technologies Inc. as if it had occurred on April 1, 1995. The acquisition was accounted for as a purchase and resulted in the write-off of approximately $12.0 million of in process product development in the quarter ended June 30, 1996. The pro forma combined statement of operations data for the year ended March 31, 1996 does not give effect to this write-off. See Note 9 of Notes to Consolidated Financial Statements of Visigenic and Pro Forma Condensed Combined Financial Statements.
(3) See Note 2 of Notes to Consolidated Financial Statements of Visigenic for an explanation of the method used to determine the number of shares used to compute per share amounts.
(4) Gives pro forma effect to the conversion upon the closing of this offering of all outstanding shares of Preferred Stock and convertible notes into shares of Common Stock.
(5) Adjusted to reflect the sale of 1,700,000 shares of Common Stock offered by the Company hereby at an assumed public offering price of $10.00 per share and the application of the estimated net proceeds therefrom. See "Use of Proceeds" and "Capitalization."

                                ---------------
  Except as otherwise noted herein, information in this Prospectus assumes (i) no exercise of the Underwriters' over-allotment option, (ii) the amendment and restatement of the Company's Certificate of Incorporation prior to the effective date of this offering effecting a 1 for 2 reverse stock split, (iii) the conversion of outstanding convertible notes into an aggregate of approximately 200,000 shares of Common Stock upon the consummation of this offering, and (iv) the conversion of all outstanding shares of Preferred Stock of the Company into an aggregate of 4,119,069 shares of Common Stock upon the consummation of this offering. See "Capitalization," "Description of Capital Stock" and "Underwriting."

                                 RISK FACTORS

  The following risk factors should be considered carefully in addition to the other information contained in this Prospectus before purchasing the Common Stock offered hereby. This Prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Actual results could differ materially from those projected in the forward-looking statements as a result of the risk factors set forth below and elsewhere in this Prospectus.

  Limited Operating History; History of Losses; Recent Acquisition of Distributed Object Connectivity Business. The Company was incorporated in 1993 and commenced shipment of its initial products in November 1994. In May 1996, the Company acquired PostModern Computing Technologies Inc. ("PostModern"), a developer of distributed object connectivity software. PostModern was founded in 1991, commenced shipment of its initial products in 1992 and had very limited product sales prior to the acquisition. Accordingly, the Company has only a limited operating history, particularly with respect to its newly acquired distributed object connectivity business, upon which an evaluation of the Company and its future operating results can be based.

  Since inception, the Company has incurred significant losses and negative cash flow. At June 30, 1996, the Company had cumulative operating losses of $25.1 million, with net losses of $2.5 million, $4.6 million, $4.4 million and $13.7 milion for fiscal 1994, fiscal 1995, fiscal 1996 and the quarter ended June 30, 1996, respectively. A substantial portion of the accumulated deficit is due to the significant commitment of resources to the Company's product development and sales and marketing activities and the write-off of approximately $12.0 million of in process product development in the quarter ended June 30, 1996 in connection with the acquisition of PostModern. The Company expects to continue to devote substantial resources in these areas and as a result will need to generate significant revenue in order to achieve profitability. The Company currently anticipates that it will operate at a loss through at least the middle of 1997. The Company has experienced substantial growth in revenue in fiscal 1996. The Company expects that prior growth rates of the Company's software product revenue will not be sustainable in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  The Company, which prior to the acquisition of PostModern did not provide distributed object connectivity software, expects that its revenue growth commencing in the current fiscal year will be dependent, in part, on sales of distributed object connectivity products. The Company's ability to develop a distributed object connectivity software business will depend upon several factors, including, but not limited to, its ability to integrate the operations and personnel of PostModern into the Company, the ability of the Company's sales personnel and distribution channels to sell distributed object connectivity software and the commercial acceptance of the Company's distributed object connectivity software. Because the market for distributed object technology is new and emerging and customers' expertise about this technology is limited, the Company believes that customer support is critical to achieving sales of the Company's distributed object connectivity products. The Company currently has few dedicated support engineers capable of providing the required level of customer support with respect to its distributed object technology business. If the Company is unsuccessful at attracting additional support and engineering personnel, this is likely to have a material adverse effect on the Company's distributed object connectivity business. There can be no assurance, particularly in light of the recent acquisition of PostModern by the Company and the limited operating history of PostModern itself, that the Company's distributed object connectivity software business will be successful. Any failure by the Company to develop a successful distributed object connectivity software business would have a material adverse effect on the Company's business, results of operations and financial condition.

  The process of integrating PostModern into the Company may result in unforeseen operating difficulties and expenditures and may absorb significant management attention that would otherwise be available for ongoing development of the Company's business. Moreover, there can be no assurance that the anticipated benefits of this acquisition will be realized.

  Potential Fluctuations in Operating Results. The Company's revenue and results of operations have varied on a quarterly basis in the past and are expected to vary significantly in the future. Accordingly, the Company believes that period to period comparisons of its results of operations are not necessarily meaningful and should not be relied upon as indications of future performance. The Company's revenue and results of operations are difficult to forecast and could be adversely affected by many factors, including, among others, the size, timing and terms of individual license transactions; the relatively long sales and implementation cycles for the Company's products; the delay or deferral of customer implementations; changes in the Company's operating expenses; the ability of the Company to develop and market new products and control costs; market acceptance of new products; timing of introduction or enhancement of products by the Company or its competitors; the level of product and price competition; the ability of the Company to expand its direct sales and telesales forces, its indirect distribution channels and its customer support capabilities; activities of and acquisitions by competitors; changes in connectivity software, database technology and industry standards; changes in the mix of products and services sold; changes in the mix of channels through which products and services are sold; levels of international sales; personnel changes and difficulties in attracting and retaining qualified sales, marketing and technical personnel; changes in customers' budgeting cycles; foreign currency exchange rates; quality control of products sold; and general economic conditions. In particular, the ability of the Company to achieve revenue growth in the future will depend on its success in adding a substantial number of sales and sales support personnel in fiscal 1997. Competition for such personnel is intense and there can be no assurance the Company will be able to attract and retain these personnel.

  Licensing of the Company's software products historically has accounted for the substantial majority of the Company's revenue, and the Company anticipates that this trend will continue for the foreseeable future. The Company's software products revenue is difficult to forecast for a number of reasons. The Company typically does not have a material backlog of unfilled orders, and revenue in any quarter is substantially dependent on contracts received in that quarter. A significant portion of the Company's revenue in prior periods has been derived from relatively large sales to a limited number of customers, and the Company currently anticipates that future quarters will continue to reflect this trend. In fiscal 1996, approximately 78% of the Company's revenue was derived from ten customers and revenue from one customer, Platinum technology, Inc., accounted for approximately 25% of the Company's total revenue. For the quarter ended June 30, 1996, approximately 75% of the Company's revenue was derived from ten customers, and revenue from one customer, Cisco Systems, Inc., accounted for approximately 34% of the Company's total revenue. Sales cycles for the Company's products typically range from six to twelve months, and the terms and conditions of individual license transactions, including prices and discounts, are often highly negotiated based on volumes and commitments and vary considerably from customer to customer. In addition, the Company has generally recognized a substantial portion of its revenue in the last month of each quarter, with this revenue concentrated in the last weeks of the quarter. Accordingly, the cancellation or deferral of even a small number of purchases of the Company's products has in the past and could in the future have a material adverse effect on the Company's business, results of operations and financial condition in any particular quarter. Cancellations or deferrals of orders may be caused by any of a number of factors, including delays in new or enhanced product shipments. To the extent that significant sales occur earlier than expected, operating results for subsequent quarters may be adversely affected. A significant portion of the Company's revenue has been and is expected in the future to continue to be based upon sales to third party vendors, who will incorporate the Company's products in their own products. This revenue depends upon the success of third parties, and as a result is difficult for the Company to predict and may be subject to extreme fluctuation.

  The Company's expense levels are based, in part, on its expectations as to future revenue and to a large extent are fixed in the short term. The Company may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall. Accordingly, any significant shortfall of revenue in relation to the Company's expectations would have an almost immediate adverse effect on the Company's business, financial condition and results of operations. Further, the Company intends to continue to expand its development teams and its sales and marketing force. The timing of such expansion and the rate at which new development and sales and marketing personnel become productive could cause material fluctuations in quarterly results of operations.

  As a result of the foregoing or other factors, it is likely that in some future period the Company's results of operations will fail to meet the expectations of public market analysts or investors, and the price of the Company's Common Stock would likely be materially adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  Product Concentration. Prior to the acquisition of PostModern in May 1996, the Company derived all of its revenue from the licensing of its database connectivity software products, particularly its Open Database Connectivity ("ODBC") product line, and fees from related services. These products and services are expected to continue to account for a substantial majority of the Company's revenue for the foreseeable future. As a result, a reduction in demand or increase in competition for these products, or a decline in sales of such products, would have a material adverse effect on the Company's business, results of operations and financial condition. See "Business--Products."

  Dependence on Emerging Markets and Evolving Standards; Acceptance of the Company's Products. The Company's future financial performance will depend on the growth in demand for standards-based database connectivity and distributed object connectivity software products. These markets are new and emerging, are rapidly evolving, are characterized by an increasing number of market entrants and will be subject to frequent and continuing changes in customers' preferences and technology. As is typical in new and evolving markets, demand and market acceptance for products are subject to a high level of uncertainty.

  To date, substantially all of the Company's revenue is derived from the licensing of database connectivity products and fees for related services. These products are based on the ODBC standard, which was developed to enable applications to access data from all ODBC-compliant data sources. While the ODBC standard is supported by most of the major database and software vendors, it is a recent standard that has not yet gained widespread acceptance and that currently co-exists with proprietary database connectivity solutions from many of these same database and software vendors.

  With the acquisition of PostModern in May 1996, the Company began to offer standards-based distributed object connectivity products. The Company's current distributed object connectivity products are based on several standards, including the Common Object Request Broker Architecture ("CORBA") and the Internet Inter-ORB Protocol ("IIOP"). These standards are intended to facilitate the management and communication of applications created in object-oriented programming languages such as C++ and Java. These standards are new, have not yet gained widespread acceptance and compete with proprietary solutions such as Microsoft's ActiveX and Distributed Component Object Model ("DCOM"). The distributed object connectivity software market is relatively young and there are few proven products. Further, some of the Company's distributed object connectivity products are designed specifically for use in applications for the Internet and Intranets. Because critical issues concerning the Internet and Intranets -- including security, reliability, cost, ease of use and access and quality of service -- remain unresolved, the growth of applications targeted at the Internet and Intranets is uncertain and difficult to predict.

  Because the markets for the Company's products are new and evolving, it is difficult to assess or predict with any assurance the size or growth rate, if any, of these markets. There can be no assurance that the markets for the Company's products will develop, or that the Company's products will be adopted. If these markets fail to develop, develop more slowly than expected or attract new competitors, or if the Company's products do not achieve market acceptance, the Company's business, results of operations and financial condition could be materially adversely affected. Because the Company's strategy is to develop standards-based products and these standards are relatively new, not widely accepted and compete with other emerging standards, to the extent that these standards are not commercially successful, this will have a material adverse affect on the Company's business, results of operations and financial condition. Competing or alternative technologies are being or are likely in the future to be promoted by current and potential competitors of the Company, some of which have well-established relationships with the current and potential customers of the Company and have extensive knowledge of the markets served by the Company, better name recognition and more extensive development, sales and marketing resources than the Company.

  While the Company has licensed its products to numerous customers, most of these customers are currently developing applications that incorporate the Company's products, and only a very limited number of them have deployed or shipped such applications. To the extent these customers are unable to or otherwise do not deploy or ship applications that incorporate the Company's products, or if these applications are not successful, this will have a material adverse effect on the Company's business, results of operations and financial condition. See "--Intense Competition" and "Business--Industry Background."

  Reliance on VARs and ISVs. A significant element of the Company's strategy is to embed its technology in products offered by the Company's VAR and ISV customers, such as Cisco, Healtheon, Hewlett-Packard, Microsoft, Netscape, Oracle and Platinum technology. A relatively small number of VAR and ISV customers have accounted for a significant percentage of the Company's revenue. In fiscal 1996, ten VAR and ISV customers accounted for approximately 78% of the Company's revenue, while in the first quarter of fiscal 1997, ten VAR and ISV customers accounted for approximately 75% of the Company's revenue. The Company intends to seek similar distribution arrangements with other VARs and ISVs to embed the Company's technology in their products and expects that these arrangements will account for a significant portion of the Company's revenue in future periods. To date, the terms and conditions, including prices and discounts, of the Company's agreements with its VAR and ISV customers have been highly negotiated and vary significantly between customers, however, all of these agreements are non-exclusive and do not require the VAR or ISV to make minimum purchases. Many of the markets for the VAR and ISV products in which the Company's technology are being embedded are new and evolving and, therefore, subject to the same risks faced by the Company in the markets for its own products. If the Company is unsuccessful in securing license agreements with additional VARs and ISVs on commercially reasonable terms or at all, or if the Company's VAR and ISV customers are unsuccessful in selling their products, this would have a material adverse effect on the Company's business, results of operations and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  Dependence on the Internet and Intranets. The Company believes that sales of its connectivity products, particularly its distributed object connectivity products, will depend in large part upon the adoption by businesses and end-users of the Internet and Intranets for commerce and communications. The Internet and Intranets are new and evolving, and there can be no assurance of their widespread adoption. Critical issues concerning the Internet and Intranets, including security, reliability, cost, ease of use and access and quality of service, remain unresolved at this time, inhibiting adoption by many enterprises and end-users. If the Internet and Intranets are not widely used by businesses and end-users, this will have a material adverse effect on the Company's business, results of operations and financial condition.

  Dependence on Java; Risks Associated with Encryption Technology. Certain of the Company's products are based on Java, an object-oriented programming language developed by JavaSoft, a subsidiary of Sun Microsystems. Java was developed primarily for Internet and Intranet applications. Java was only recently introduced and does not yet have sufficient history to establish its reliability, thereby inhibiting adoption of Java. To date, there have been only a very limited number of commercially significant Java-based products, and it is too early to determine whether Java will become a significant technology. Alternatives to Java have been announced by several companies, including Microsoft. To the extent that Java is not adopted or is adopted more slowly than anticipated, this could have a material adverse effect on the Company's business, results of operations and financial condition.

  The Company plans to use encryption technology in certain of its future products to provide the security required for the exchange of confidential information. Encryption technologies have been breached in the past. There can be no assurance that there will not be a compromise or breach of the security technology used by the Company. If any such compromise or breach were to occur, it could have a material adverse effect on the Company's business, results of operations and financial condition.

  Need to Develop New Software Products and Enhancements. The markets for the Company's products are characterized by rapid technological developments, evolving industry standards, swift changes in customer requirements, computer operating environments and software applications, and frequent new product introductions and enhancements. As a result, the Company's success depends substantially upon its ability to anticipate changes and continue to enhance its existing products, develop and introduce in a timely manner new products incorporating technological advances, comply with emerging industry standards and meet increasing customer expectations. The Company's products may be rendered obsolete if the Company fails to anticipate or react to change. To the extent one or more of the Company's competitors introduce products that better address customer needs, the Company's business, results of operations and financial condition could be materially adversely affected. There can be no assurance that the Company will be successful in developing and marketing new products or enhancements to its existing products on a timely basis or at all or that any new or enhanced products will adequately address the changing needs of the marketplace. The Company has in the past incurred product development expenses and sales and marketing expenses in connection with product development activities that did not result in commercially introduced products. Some of the Company's products are based on technology from third parties and the Company therefore has limited control over whether and when these technologies are enhanced. For instance, the VisiODBC Software Developers Kit ("SDK") products are based upon ODBC software licensed from Microsoft. The failure or delay in enhancements of technology from third parties used in the Company's products could have a material adverse effect on the Company's ability to develop and enhance its own products. Also, negative reviews of the Company's new products or product versions in industry publications could have a material adverse effect on the Company's sales. The Company has in the past experienced delays in the development of new products and product versions. If the Company is unable to develop and introduce new products or enhancements to existing products in a timely manner in response to changing market conditions or customer requirements, the Company's business, results of operations and financial condition would be materially and adversely affected.

  The Company has in the past engaged and expects that it will continue in the future to engage in joint development projects with third parties. Currently, the Company is engaged in joint development with Hitachi of distributed object connectivity software targeted at transaction processing applications. Joint development creates several risks for the Company, including loss of control over the development of aspects of the jointly developed product and over the timing of product availability. There can be no assurance that joint development activities will result in products, or that any products developed will be commercially successful.

  Dependence on Key Personnel; Need to Increase Technical, Sales and Marketing and Managerial Personnel. The Company's future performance depends to a significant extent upon the continued service of its key technical, sales and marketing and senior management personnel. The loss of the services of any of these individuals would have a material adverse effect on the Company. All employees are employed at-will, and the Company has no fixed term employment agreements with any of its employees. The Company's future success also depends on its continuing ability to attract, train and retain highly qualified technical, sales and marketing and managerial personnel. In particular, the Company currently has a very limited technical staff devoted to its distributed object connectivity business. An increase in the technical staff will be required to rapidly develop the database connectivity and distributed object connectivity products currently being planned, while an increase in the sales and marketing staff will be required to expand both the Company's direct and indirect sales activities and achieve revenue growth. The Company intends to hire a significant number of additional technical and sales and marketing personnel in fiscal 1997 and beyond. Competition for such personnel is intense, and there can be no assurance that the Company can attract, assimilate or retain such personnel. Because of the complexity of database connectivity and distributed object connectivity software products, the Company has in the past experienced and expects to continue in the future to experience a time lag between the date technical and sales personnel are hired and the date such persons become fully productive. If the Company is unable to hire and train such personnel on a timely basis in the future, the Company's business, results of operations and financial condition could be materially adversely affected.

  Management of Growth; Need to Increase Financial Personnel and Implement Policies. The Company's business has grown rapidly in recent periods, with revenue increasing from $1.1 million in fiscal 1995 to $5.6 million in fiscal 1996. In addition, the Company acquired PostModern in May 1996 as part of its strategy of adding distributed object connectivity products to its product line. The growth of the Company's business, the expansion of the Company's customer base and the recent acquisition and integration of PostModern have placed a significant strain on the Company's management, operations and financial systems, policies and procedures. The Company's recent expansion has also resulted in substantial growth in the number of its employees, the scope of its operating and financial systems and the geographic area of its operations, resulting in increased responsibility for management personnel. The Company's future results of operations will depend in part on the ability of its officers and other key employees to continue to implement its operational, customer support and financial control systems and to expand, train and manage its employee base. The Company hired a new Chief Financial Officer and a new controller in July 1996. The Company's current financial systems, policies and procedures are limited. The Company is in the process of developing a more comprehensive set of written financial policies and procedures to supplement its limited current policies and procedures and still must hire additional accounting staff experienced in the software industry. There can be no assurance that the Company will be able to manage any future expansion of its business, if any, successfully, or that its management, personnel, procedures and systems will be adequate to support the Company's operations. Any such inabilities or inadequacies to do so would have a material adverse effect on the Company's business, results of operations and financial condition.

  Potential Acquisitions. If appropriate opportunities present themselves, the Company intends to acquire businesses, products or technology that the Company believes are strategic, although the Company currently has no understandings, commitments or agreements with respect to any material acquisition and no material acquisition is currently being pursued. There can be no assurance that the Company will be able to successfully identify, negotiate or finance such acquisitions, or to integrate such acquisitions with its current business. The process of integrating an acquired business, product or technology into the Company may result in unforeseen operating difficulties and expenditures and may absorb significant management attention that would otherwise be available for ongoing development of the Company's business. Moreover, there can be no assurance that the anticipated benefits of any acquisition will be realized. Acquisitions could result in potentially dilutive issuances of equity securities, the incurrence of debt and contingent liabilities and amortization expenses related to goodwill and other intangible assets, which could materially adversely affect the Company's business, results of operations and financial condition. Any such future growth and any acquisitions of other technologies, products or companies may require the Company to obtain additional equity or debt financing, which may not be available or may be dilutive.

  Intense Competition. The Company's products are targeted at the emerging markets for standards-based database connectivity software and standards-based distributed object connectivity software. The markets for the Company's products are intensely competitive, subject to rapid change and significantly affected by new product introductions and other market activities of industry participants. The Company believes that the principal competitive factors in these markets are product quality, performance and price, vendor and product reputation, product architecture and quality of support.

  In the standards-based database connectivity market, the Company competes principally against Intersolv. The Company's database connectivity products also indirectly compete against proprietary database connectivity solutions from database vendors. In the standards-based distributed object connectivity market, the Company competes principally against two private companies, Iona and Expersoft. The Company's distributed object connectivity products also compete against existing or proposed distributed object connectivity solutions from hardware vendors such as DEC, Hewlett-Packard, IBM and Sun. In addition, because there are relatively low barriers to entry in the software market and because the Company's products are based on publicly available standards, the Company expects to experience additional competition in the future from other established and emerging companies if the market for database connectivity and distributed object connectivity software continues to develop and expand. In particular, relational database vendors including Informix, Microsoft, Oracle and Sybase may offer standards-based database connectivity software to their customers, eliminating or reducing demand for the Company's products. Similarly, operating system vendors such as DEC, Hewlett-Packard, IBM, Microsoft and Sun may offer standards-based distributed object connectivity products bundled with their operating systems. For instance, Microsoft has announced plans to introduce DCOM, which would eliminate the need for CORBA-compliant ORBs, such as those offered by the Company, for Microsoft operating systems. Many of these current and potential competitors have well-established relationships with the current and potential customers of the Company, have extensive knowledge of the markets serviced by the Company, better name recognition and more extensive development, sales and marketing resources and are capable of offering single vendor solutions. As a result, these current and potential competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements, or to devote greater resources to the development, promotion and sale of their products, than the Company. It is also possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share. The Company also expects that competition will increase as a result of software industry consolidations.

  The Company expects that it will face increasing pricing pressures from its current competitors and new market entrants. Increased price competition may result in price reductions, reduced gross margins and loss of market share, any of which could materially adversely affect the Company's business, financial condition or results of operations. There can be no assurance that the Company will be able to compete successfully against current and future competitors or that competitive pressures will not materially and adversely affect its business, results of operations and financial condition. See "Business--Competition."

  Risk of Product Defects. Software products as complex as those offered by the Company frequently contain undetected errors or failures that may be detected at any point in the product's life cycle. The Company has in the past discovered software errors in certain of its new products and enhancements and has experienced delays in shipment of products during the period required to correct these errors. There can be no assurance that, despite testing by the Company and potential customers, errors will not occur, resulting in loss of or delay in market acceptance and sales, diversion of development resources, injury to the Company's reputation or increased service and warranty costs, any of which could have a material adverse effect on the Company's business, results of operations and financial condition. This risk is amplified for the Company because a significant portion of its future sales are expected to be derived from arrangements under which third parties embed the Company's products in their own products. Any significant errors in the Company's products, or in the products of VARs or ISVs which embed the Company's products, might discourage such third parties or other customers from utilizing the Company's products, which would have a material adverse effect on the Company's business, results of operations and financial condition. Although the Company generally attempts to limit by contract its exposure to incidental and consequential damages, and to cap the Company's liabilities to its proceeds under a contract, if a court failed to enforce the liability limiting provisions of the Company's contracts for any reason, or if liabilities arose which were not effectively limited, the Company's business, results of operations and financial condition could be materially and adversely affected. See "Business--Product Development."

  Dependence on Company and Third Party Proprietary Technology. The Company's success is dependent in part upon its proprietary technology. While the Company relies on a combination of copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect its proprietary rights, the Company believes that factors such as the technical and creative skills of its personnel, new product developments, frequent product enhancements, name recognition and reliable products and product support are more essential to establishing and maintaining a technology leadership position, particularly because the Company is supplying standards-based products. The Company seeks to protect its software, published data, documentation and other written materials under trade secret and copyright laws, which afford only limited protection. The Company has granted limited access to its source code to third parties under confidentiality obligations. Despite the Company's efforts to protect its proprietary rights, unauthorized parties may attempt to copy aspects of the Company's products or to obtain and use information that the Company regards as proprietary.

  Policing unauthorized use of the Company's products is difficult, and while the Company is unable to determine the extent to which piracy of its software products exists, software piracy can be expected to be a persistent problem. In addition, the laws of some foreign countries do not protect the Company's proprietary rights to as great an extent as do the laws of the United States. There can be no assurance that the Company's means of protecting its proprietary rights will be adequate or that the Company's competitors will not independently develop similar technology. The Company distributes its products electronically through the Internet. Distributing the Company's products through the Internet makes the Company's software more susceptible than other software to unauthorized copying and use. The Company has historically allowed and currently intends to continue to allow, customers to electronically download its client and server software. If as a result of changing legal interpretations of liability for unauthorized use of the Company's software or otherwise, users were to become less sensitive to avoiding copyright infringement, the Company's business, results of operations and financial condition could be materially adversely affected.

  The Company is not aware that any of its products infringes the proprietary rights of third parties. There can be no assurance, however, that third parties will not claim infringement by the Company with respect to current or future products. The Company expects that software developers will increasingly be subject to infringement claims as the number of products and competitors in the Company's industry segment grows and the functionality of products in different industry segments overlaps. Any such claims, with or without merit, could be time-consuming, result in costly litigation, cause product shipment delays or require the Company to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to the Company or at all, which could have a material adverse effect upon the Company's business, results of operations and financial condition.

  In addition, the Company relies on certain software that it licenses from third parties, including software that is integrated with internally developed software and used in the Company's products to perform key functions. The Company licenses from Microsoft the base technology for the VisiODBC SDK products and licenses from RSA Data Security, Inc. ("RSA") security technology it plans to use in several of its future products. Microsoft has the right to terminate its license with the Company at any time after delivery to the Company of the Microsoft SDK for ODBC 3.0, which is expected to occur in the second half of 1996. While certain licenses from Microsoft are granted to the Company on an exclusive basis, Microsoft has the right to convert such licenses to non-exclusive licenses. The Company's license with RSA may only be terminated for breach. The Company has entered into a joint technology agreement with JavaSoft, a subsidiary of Sun Microsystems, that grants the Company the right to sublicense JavaSoft's Java database connectivity ("JDBC") test suites and ODBC bridge. There can be no assurances that such firms will remain in business, that they will continue to support their technology or that their technology will otherwise continue to be available to the Company on commercially reasonable terms. The loss of or inability to maintain any of these software licenses could result in delays or cancellations in product shipments until equivalent software can be identified and licensed or developed and integrated with the Company's products. Any such delay or cancellation could materially adversely affect the Company's business, results of operations and financial condition. See "Business--Intellectual Property and Other Proprietary Rights."

  International Sales. The Company's export sales accounted for approximately 10% and 4% of the Company's total revenue in fiscal 1996 and the first quarter of fiscal 1997, respectively. The Company had no material export sales in fiscal 1994 or 1995. The Company expects to increase its emphasis on export sales. Revenue derived from export sales may account for a growing percentage of the Company's revenue in future periods, although there can be no assurance that the Company will achieve significant penetration in any international market. The Company has only one international sales office, which is located in Paris, France. The Company believes that its continued growth will require expansion of its international operations and export sales. To successfully expand export sales, the Company must establish additional foreign sales offices, hire additional personnel and recruit additional international resellers. To the extent the Company is unable to do so in a timely manner, the Company's growth in export sales, if any, will be limited, and the Company's business, results of operations and financial condition could be materially adversely affected. The Company has granted exclusive distribution rights in Japan for the Japanese versions of its ODBC products to ASCII Corporation, a Japanese software distributor. The Company may not terminate these exclusive rights unless ASCII fails to meet certain minimum annual sales objectives commencing in fiscal year 1998 or otherwise breaches the agreement. There can be no assurance that ASCII will be successful selling the Company's products.

  There are a number of risks inherent in the Company's international business activities, including unexpected changes in regulatory requirements, tariffs and other trade barriers, costs and risks of localizing and internationalizing products for foreign countries, longer accounts receivable payment cycles, potentially adverse tax consequences, repatriation of earnings and the burdens of complying with a wide variety of foreign laws. None of the Company's products is currently a "double byte" product, which is required to localize these products in certain non-English character set markets such as Asia. The Company believes that it will be required to develop double byte versions of its products and engage in other internationalization and localization activities. There can be no assurance the Company will successfully complete these activities in a timely manner. All of the Company's sales are currently denominated in U.S. dollars and, therefore, increases in the value of the U.S. dollar relative to foreign currencies could make the Company's products less competitive in foreign markets. In addition, revenue of the Company earned in various countries where the Company does business may be subject to taxation by more than one jurisdiction, thereby adversely affecting the Company's earnings. There can be no assurance that such factors will not have an adverse effect on the revenue from the Company's future international sales and, consequently, the Company's financial condition or results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Sales and Marketing."

  Concentration of Share Ownership and Voting Power; Anti-Takeover Provisions. Upon completion of this offering (assuming no exercise of the Underwriters' over-allotment option), officers, directors and affiliates of the Company will beneficially own approximately 54.1% of the Company's outstanding Common Stock. As a result, these stockholders as a group will be able to control the management and affairs of the Company and all matters requiring stockholder approval, including election of directors, any merger, consolidation or sale of all or substantially all of the Company's assets and any other significant corporate transactions. The concentration of ownership could have the effect of delaying or preventing a change in control of the Company, reducing the likelihood of any acquisition of the Company at a premium price. See "Principal and Selling Stockholders."

  Upon the closing of this offering, the Company's Board of Directors ("Board of Directors" or "Board") has the authority to issue up to 2,000,000 shares of Preferred Stock and to determine the price, rights, preferences and privileges of those shares without any further vote or action by the stockholders. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. The issuance of shares of Preferred Stock, while potentially providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company. The Company has no present intention to issue shares of Preferred Stock. In addition, certain provisions of the Company's Restated Certificate of Incorporation may have the effect of delaying or preventing a change of control of the Company, which could adversely affect the market price of the Company's Common Stock. These provisions provide, among other things, that the Board of Directors is divided into three classes to serve for staggered three-year terms, that a director may be removed from the Board of Directors only for cause and only upon the vote of at least 66 2/3% of the voting power of all outstanding shares of the Company's capital stock, that stockholders may not take action by written consent, that the ability of stockholders to call special meetings of stockholders and to raise matters at meetings of stockholders is restricted and that certain amendments of the Company's Restated Certificate of Incorporation, and all amendments by the stockholders of the Company's Amended and Restated Bylaws, require the approval of holders of at least 66 2/3% of the voting power of all outstanding shares. In addition, the Company is subject to the anti-takeover provisions of
Section 203 of the Delaware General Corporation Law, which will prohibit the Company from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. The application of Section 203 also could have the effect of delaying or preventing a change of control of the Company. See "Description of Capital Stock."

  Broad Management Discretion over Use of Proceeds. The primary purposes of this offering are to increase the Company's equity capital, to create a public market for the Company's Common Stock and to facilitate future access by the Company to public capital markets. A significant portion of the anticipated net proceeds to the Company from this offering have not been designated for specific uses. Accordingly, management of the Company will have broad discretion with respect to the use of these funds. See "Use of Proceeds."

  No Prior Market; Possible Volatility. Prior to this offering there has been no public market for the Common Stock of the Company. The initial public offering price will be determined by negotiations among the Company, the Selling Stockholders and the Representatives of the Underwriters. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price. There can be no assurance that an active public market will develop or be sustained after this offering or that the market price of the Common Stock will not decline below the initial public offering price. Future announcements concerning the Company or its competitors, quarterly variations in operating results, announcements of technological innovations, the introduction of new products or changes in product pricing policies by the Company or its competitors, proprietary rights or other litigation, changes in earnings estimates by market analysts or other factors could cause the market price of the Common Stock to fluctuate substantially. In addition, stock prices for many technology companies fluctuate widely for reasons which may be unrelated to operating results. These fluctuations, as well as general economic, market and political conditions such as recessions or military conflicts, may materially and adversely affect the market price of the Company's Common Stock. See "-- Potential Fluctuations in Operating Results."

  Shares Eligible for Future Sale; Registration Rights. Sale of substantial amounts of Common Stock in the public market following this offering could have an adverse effect on the price of the Common Stock. Immediately upon the effectiveness of this offering, 2,100,000 shares will be freely tradeable. Commencing 180 days following the date of this offering, 8,048,789 additional shares will become freely tradeable upon the expiration of agreements not to sell such shares, subject to compliance with Rule 144. Hambrecht & Quist LLC may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to such agreements. The remaining 2,021,182 shares held by existing stockholders become eligible for sale at various times over a period of less than two years, subject to the limitations of Rule 144. Immediately after this offering, the Company intends to register approximately 3,150,000 shares of the Company's Common Stock reserved for issuance under its stock option and purchase plans. See "Shares Eligible for Future Sale."

  As of the effective date of the Registration Statement, the holders of 6,789,050 shares of the Company's Common Stock will be entitled to certain piggyback registration rights with respect to such shares. If the Company were required to include in a Company initiated registration shares held by such holders pursuant to the exercise of their piggyback registration rights, such sale might have an adverse effect on the Company's ability to raise needed capital. See "Description of Capital Stock."

  Immediate and Substantial Dilution to New Investors. The initial public offering price is substantially higher than the book value per outstanding share of Common Stock. Investors purchasing Common Stock in this offering will, therefore, incur immediate dilution of $8.34 in net tangible book value per share of Common Stock from the initial public offering price and may incur additional dilution upon the exercise of outstanding stock options. See "Dilution."

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the 1,700,000 shares of Common Stock offered by the Company hereby are estimated to be approximately $15,060,000 (approximately $17,431,500 if the Underwriters' over-allotment option is exercised in full), assuming the shares offered hereby are sold at a public offering price of $10.00 per share. The principal purposes of the offering are to obtain additional working capital, establish a public market for the Company's Common Stock and facilitate future access to public markets. The Company will not receive any proceeds from the sale of Common Stock by the Selling Stockholders.

  The Company expects the net proceeds to be used for general corporate purposes, including working capital and possible repayment of borrowings under the Company's revolving and bridge credit facilities. As of June 30, 1996 the Company had outstanding borrowings of $524,000 under its $3.0 million revolving credit facility and no borrowings outstanding under its $2.0 million bridge credit facility. The Company's revolving line of credit and its bridge credit facilities bear interest at the bank's prime lending rate plus 1.0%. The Company's revolving credit facility expires on July 15, 1997, while amounts borrowed under the bridge facility would be due on the earlier of 120 days following the loan advance or November 28, 1996. The Company has borrowed under its credit facilities to provide working capital. A portion of the net proceeds may also be used to acquire or invest in complementary businesses or products or to obtain the right to use complementary technologies. While from time to time the Company evaluates potential acquisitions of such businesses, products or technologies, and anticipates continuing to make such evaluations, there are no present understandings, commitments or agreements with respect to any acquisition of other businesses, products or technologies. Pending such uses, the proceeds will be invested in interest-bearing securities.

                                DIVIDEND POLICY

  The Company has never paid or declared any cash dividends. It is the present policy of the Company to retain earnings to finance the growth and development of the business and, therefore, the Company does not anticipate paying cash dividends on its Common Stock in the foreseeable future. In addition, the Company's bank credit facilities contain covenants that prohibit the Company from paying dividends without prior bank consent.

                                CAPITALIZATION

  The following table sets forth (i) the actual capitalization of the Company at June 30, 1996, (ii) the pro forma capitalization to reflect conversion upon the closing of this offering of all outstanding shares of Preferred Stock and convertible notes into shares of Common Stock, and (iii) the pro forma capitalization as adjusted to reflect the sale of 1,700,000 shares of Common Stock offered by the Company hereby (assuming an initial public offering price of $10.00) and the application of the estimated net proceeds therefrom.

                                                     JUNE 30, 1996
                                          ------------------------------------
                                           ACTUAL     PRO FORMA    AS ADJUSTED
                                          --------  -------------- -----------
                                                    (IN THOUSANDS)
Short-term debt (1)...................... $    524     $    524     $    --
                                          ========     ========     ========
Long-term debt (2)....................... $  2,000     $    --      $    --
                                          --------     --------     --------
Stockholders' equity (3):
Preferred stock, $0.001 par value,
 10,000,000 shares authorized, 4,119,069
 shares issued and outstanding actual;
 none issued and outstanding pro forma
 and as adjusted.........................        4          --           --
Common stock, $0.001 par value,
 30,000,000 shares authorized, 6,150,902
 shares issued and outstanding actual;
 30,000,000 shares authorized, 10,469,971
 shares issued and outstanding pro forma;
 50,000,000 shares authorized, 12,169,971
 shares issued and outstanding
 as adjusted.............................        6           10           12
Additional paid in capital...............   28,222       30,222       45,280
Accumulated deficit......................  (25,121)     (25,121)     (25,121)
                                          --------     --------     --------
  Stockholders' equity ..................    3,111        5,111       20,171
                                          --------     --------     --------
    Total capitalization................. $  5,111     $  5,111     $ 20,171
                                          ========     ========     ========

- --------
(1) See Note 3 of Notes to Consolidated Financial Statements of Visigenic.
(2) See Note 9 of Notes to Consolidated Financial Statements of Visigenic.
(3) Excludes shares of Common Stock reserved for future issuance pursuant to the Company's stock plans. As of June 30, 1996, options to purchase 1,449,285 shares at a weighted average exercise price of $1.76 per share were outstanding. See Note 6 of Notes to Consolidated Financial Statements of Visigenic.

                                   DILUTION

  The net tangible book value of the Company as of June 30, 1996 was $5.1 million or $.49 per share of Common Stock. Net tangible book value per share represents the amount of total tangible assets of the Company reduced by the amount of its total liabilities and divided by the total number of shares of Common Stock outstanding (reflecting the conversion of all outstanding Preferred Stock and convertible notes into shares of Common Stock upon the closing of the offering made hereby). Without taking into account any other change in such net tangible book value after June 30, 1996, other than to give effect to the sale by the Company of 1,700,000 shares offered hereby at an assumed initial public offering price of $10.00 per share and receipt of the estimated net proceeds therefrom, the pro forma net tangible book value of the Company as of June 30, 1996 would have been approximately $20.2 million, or $1.66 per share. This represents an immediate increase in such net tangible book value of $1.17 per share to existing stockholders and an immediate dilution of $8.34 per share to new investors. The following table illustrates this per share dilution:

   Assumed initial public offering price per share................       $10.00
     Net tangible book value per share as of June 30, 1996 before the offering................................................ $ .49
     Increase per share attributable to new investors.............  1.17
                                                                   -----
   Pro forma net tangible book value per share after the
    offering......................................................         1.66
                                                                         ------
   Dilution per share to new investors............................       $ 8.34
                                                                         ======

  The following table summarizes, on a pro forma basis as of June 30, 1996, the differences between the existing stockholders and the new investors with respect to the number of shares of Common Stock purchased from the Company, the total consideration paid to the Company and the average price per share paid:

                             SHARES PURCHASED  TOTAL CONSIDERATION  AVERAGE
                            ------------------ ------------------- PRICE PER
                              NUMBER   PERCENT   AMOUNT    PERCENT   SHARE
                            ---------- ------- ----------- ------- ----------
Existing stockholders(1)... 10,469,971   86.0% $30,232,000   64.0% $ 2.89
New investors(1)...........  1,700,000   14.0   17,000,000   36.0  $10.00
                            ----------  -----  -----------  -----
  Total.................... 12,169,971  100.0% $47,232,000  100.0%
                            ==========  =====  ===========  =====

- --------
(1) Sales by Selling Stockholders in this offering will reduce the number of shares held by existing stockholders to 10,069,971 or approximately 82.7% of the total number of shares of Common Stock outstanding after this offering (10,009,971 or 80.6% if the Underwriters' over-allotment option is exercised in full), and will increase the number of shares held by new investors to 2,100,000 or approximately 17.3% of the total number of shares of Common Stock outstanding after the offering (2,415,000 or 19.4% if the Underwriters' over-allotment option is exercised in full). See "Principal and Selling Stockholders."

  The above computations assume no exercise of options after June 30, 1996. As of June 30, 1996, there were outstanding options to purchase 1,449,285 shares of Common Stock at a weighted average exercise price of $1.76 per share. To the extent outstanding options are exercised, there will be further dilution to new investors. See Note 6 of Notes to Financial Statements of Visigenic.

                     SELECTED CONSOLIDATED FINANCIAL DATA

  The following selected consolidated financial data at March 31, 1995 and 1996 and for the years ended March 31, 1994, 1995, and 1996 have been derived from the audited financial statements of the Company included elsewhere in this Prospectus. The consolidated balance sheet data at March 31, 1994 are derived from audited financial statements not included herein. The following selected financial data at June 30, 1996 and for the quarters ended June 30, 1995 and 1996 have been derived from unaudited financial statements of the Company included elsewhere in this Prospectus and which include all adjustments (consisting only of normal recurring adjustments) that the Company considers necessary for a fair presentation of its financial position and results of operations for these periods. The following selected pro forma combined statement of operations data for the year ended March 31, 1996 and the quarter ended June 30, 1996 has been derived from the unaudited pro forma condensed combined financial statements of the Company and PostModern included elsewhere in this Prospectus. The results of operations for the quarter ended June 30, 1996 are not necessarily indicative of the results that may be expected for the fiscal year ending March 31, 1997 or any other period. The data set forth below is qualified by reference to, and should be read in conjunction with the financial statements and notes thereto and the discussion thereof included elsewhere in this Prospectus.

                                YEAR ENDED MARCH 31,              QUARTER ENDED JUNE 30,
                         -------------------------------------- -----------------------------
                                                  1996                          1996
                                           --------------------         ---------------------
                                                     PRO FORMA                     PRO FORMA
                         1994(1)   1995    ACTUAL   COMBINED(2)  1995    ACTUAL   COMBINED(2)
                         -------  -------  -------  ----------- ------  --------  -----------
                                      (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
CONSOLIDATED STATEMENT
 OF OPERATIONS DATA:
Revenue:
  Software products..... $   --   $   892  $ 4,479    $ 4,783   $  544  $  2,505   $  2,529
  Service and other.....     --       223    1,096      1,794      367       456        564
                         -------  -------  -------    -------   ------  --------   --------   ---
    Total revenue.......     --     1,115    5,575      6,577      911     2,961      3,093
                         -------  -------  -------    -------   ------  --------   --------   ---
Cost of revenue:
  Software products.....     --        36      284        328       43       138        149
  Service and other.....     --       259      727        946      146       295        360
                         -------  -------  -------    -------   ------  --------   --------   ---
    Total cost of
     revenue............     --       295    1,011      1,274      189       433        509
                         -------  -------  -------    -------   ------  --------   --------   ---
Gross profit............     --       820    4,564      5,303      722     2,528      2,584
                         -------  -------  -------    -------   ------  --------   --------   ---
Operating expenses:
  Product development...   1,393    3,160    4,348      5,888      729     1,657      1,721
  Sales and marketing...     503    1,511    3,215      3,638      636     2,006      2,074
  General and
   administrative.......     600      872    1,465      1,677      335       473        547
  Purchased in process
   product development..     --       --       --         --       --     12,014     12,014
  Amortization of excess
   of purchase price
   over net assets
   acquired.............     --       --       --         522      --         43        129
                         -------  -------  -------    -------   ------  --------   --------   ---
    Total operating
     expenses...........   2,496    5,543    9,028     11,725    1,700    16,193     16,485
                         -------  -------  -------    -------   ------  --------   --------   ---
    Loss from
     operations.........  (2,496)  (4,723)  (4,464)    (6,422)    (978)  (13,665)   (13,901)
Interest and other
 income, net............      42       94       85         85        1         6          6
                         -------  -------  -------    -------   ------  --------   --------   ---
Net loss................ $(2,454) $(4,629) $(4,379)   $(6,337)  $ (977) $(13,659)  $(13,895)
                         =======  =======  =======    =======   ======  ========   ========   ===
Pro forma net loss per
 share (3)..............                   $  (.39)   $  (.57)  $ (.09) $  (1.21)  $  (1.23)
                                           =======    =======   ======  ========   ========   ===
Pro forma weighted
 average common and
 common equivalent
 shares (3).............                    11,120     11,120   10,602    11,289     11,289
                                           =======    =======   ======  ========   ========   ===
                                                   MARCH 31,
                                           ---------------------------
                                                                        JUNE 30,
                                            1994       1995      1996     1996
                                           -------  ----------- ------  --------
                                                     (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents...............   $ 2,901    $   553   $2,399  $  1,890
Working capital.........................     2,722        488      816     2,331
Total assets............................     3,346      1,829    4,820     9,962
Convertible notes payable to
 stockholders...........................       --         --       --      2,000
Stockholders' equity....................     3,132      1,117    2,220     3,111

- -------
(1) The statement of operations data for the year ended March 31, 1994 is presented for the period from inception (February 12, 1993) to March 31, 1994. See Note 1 of Notes to Consolidated Financial Statements of Visigenic.
(2) The pro forma combined statement of operations data gives effect to the May 1996 acquisition of PostModern as if it had occurred on April 1, 1995. The acquisition was accounted for as a purchase and resulted in the write-off of approximately $12.0 million of in process product development in the quarter ended June 30, 1996. The pro forma combined statement of operations data for the year ended March 31, 1996 does not give effect to this write-off. See Note 9 of Notes to Consolidated Financial Statements of Visigenic and Pro Forma Condensed Combined Financial Statements.
(3) See Note 2 of Notes to Consolidated Financial Statements of Visigenic for an explanation of the method used to determine the number of shares used to compute per share amounts.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  This Prospectus contains forward-looking statements. Actual results could differ materially from those projected in the forward-looking statements as a result of the risks described below and elsewhere in this Prospectus.

OVERVIEW

  The Company commenced operations in February 1993 and was engaged principally in product and market research and product development until the launch of its initial products in November 1994. The Company shipped version
1.0 of the VisiODBC Software Development Kit ("SDK") and the VisiODBC Drivers and DriverSets in November 1994, version 1.0 of its VisiChannel product in March 1996 and version 2.0 of its VisiODBC product line in June 1996. The Company first recognized material revenue in the fourth quarter of fiscal 1995.

  The Company's revenue is derived from license fees from licensing its products, royalties from VARs, ISVs and distributors, and fees for services related to its products, including software maintenance, development contracts, consulting and training. License fees for the Company's products vary according to the specific products licensed. Terms and conditions of individual license transactions, including prices and discounts, are often highly negotiated based on volumes and commitments and vary considerably from customer to customer. Certain of the Company's license arrangements with VARs and ISVs provide for sublicense fees payable to the Company based on a percent of the VAR's or ISV's net revenue. Certain of the Company's license arrangements with VARs and ISVs provide for fixed fees for the right to make and distribute an unlimited number of copies of the Company's product for a specified period of time. Service revenue is primarily attributable to lower margin maintenance and other revenue, including training revenue and engineering development fees. Most of the Company's license revenue to date is attributable to non-recurring license fees for its database connectivity products, particularly its VisiODBC product line, and fees from related services. The Company currently expects that license revenue from its database connectivity products will account for a substantial majority of its revenue for the remainder of fiscal 1997 and for the foreseeable future. Factors adversely affecting the pricing of or demand for its products could have a material adverse effect on the Company's business, results of operations and financial condition.

  The Company generally recognizes revenue from license and pre-paid royalty fees upon delivery of software products if there are no significant post-delivery obligations, if collection is probable and if the license agreement requires payment within 90 days. If significant post-delivery obligations exist or if a product is subject to customer acceptance, revenue is deferred until no significant obligations remain or acceptance has occurred. Royalty revenue (other than from pre-paid royalties) is recognized when it is reported by VARs, ISVs and distributors. Maintenance revenue from ongoing customer support and product upgrades is recognized ratably over the term of the applicable maintenance period, which is typically 12 months. Consulting and training revenue is generally recognized as services are performed over the term of the agreement. If maintenance revenue is included in a license agreement, such amount is unbundled from the license fee at its fair market value. Revenue from engineering development work is generally recognized on a percentage of completion basis. If a transaction includes both license and service elements, license fee revenue is recognized upon shipment of the software, provided services do not include significant customization or modification of the base product and payment terms are not subject to acceptance criteria. In cases where license fee payments are contingent upon the acceptance of services, revenues from both the license and service elements are deferred until the acceptance criteria are met. See Note 2 of Notes to Consolidated Financial Statements of Visigenic.

  The Company licenses its products to VARs and ISVs, who include the Company's products in their own products, and to end users, who deploy the Company's products in their own computing environments. A substantial portion of the Company's license revenue to date is attributable to licenses to VARs and ISVs. A relatively small number of VAR and ISV customers have accounted for a significant percentage of the

Company's license revenue. For fiscal 1996, licenses to the Company's ten largest customers accounted for approximately 78% of the Company's total revenue and licenses to one customer, Platinum technology, Inc., accounted for approximately 25% of the Company's total revenue. For the first quarter of fiscal 1997, licenses to the Company's ten largest customers accounted for approximately 75% of the Company's total revenue and licenses to one customer, Cisco, accounted for approximately 34% of the Company's total revenue. The Company expects that licenses to a limited number of VAR and ISV customers will continue to account for a large percentage of revenue for the foreseeable future.

  The sales cycles associated with the license of the Company's products is often lengthy (typically ranging from six to twelve months) and is subject to a number of significant delays over which the Company has little or no control. In some cases, the license of the Company's software products is an enterprise-wide decision by prospective end user customers or a product strategy decision by VARs and ISVs. Generally, the Company must provide a significant amount of information to prospective customers regarding the use and benefits of the Company's products as part of its sales efforts. In addition, the implementation of some of the Company's products involves a significant commitment of resources by prospective customers and may require substantial reengineering of customers' computing environments. The cost to the customer of the Company's product is typically only a portion of the related hardware, software, development, training and integration costs of implementing a large scale system. Given these factors and the expected continued dependence on a limited number of customers for a substantial part of license revenue, the loss of a major customer or any reduction or delay in sales to or implementations by such customers could have a material adverse effect on the Company's business, results of operations, and financial condition.

  The Company markets its products in North America through its direct sales and telesales organizations and through VARs and ISVs. Throughout the rest of the world, the Company markets its products through distributors, VARs and ISVs. International revenue accounted for approximately 10% of total revenue in fiscal 1996 and approximately 4% of total revenue for the first quarter of fiscal 1997. In February 1996, the Company opened a European sales office in France. The Company intends to increase its international sales force and focus on establishing additional international distributor, VAR and ISV relationships. The Company expects that international revenue will account for an increasing portion of total revenue in the future. As a result, failure to manage international sales appropriately could have a material adverse effect on the Company's business, results of operations and financial condition. See "Risk Factors--International Sales."

  With the exception of the third quarter of fiscal 1996, the Company's revenue has increased in each of the last six quarters. The Company's limited operating history, however, makes the prediction of future operating results difficult. The Company expects that prior growth rates of the Company's software products revenue will not be sustainable in the future. The Company's future operating results will depend on many factors, including the size, timing and terms and conditions of individual license transactions; the relatively long sales and implementation cycles for the Company's products; the delay or deferral of customer implementations; changes in the Company's operating expenses; the ability of the Company to develop and market new products and control costs; market acceptance of new products; timing of introduction or enhancement of products by the Company or its competitors; the level of product and price competition; the ability of the Company to expand its direct sales and telesales force, its indirect distribution channels and its customer support capabilities; activities of and acquisitions by competitors; changes in connectivity software, database technology and industry standards; changes in the mix of products and services sold; changes in the mix of channels through which products and services are sold; levels of international sales; personnel changes and difficulties in attracting and retaining qualified sales, marketing and technical personnel; changes in customers' budgeting cycles; foreign currency exchange rates; quality control of products sold; and general economic conditions. The Company has not been profitable to date and the Company currently anticipates that it will operate at a loss through at least the middle of 1997. There can be no assurance that any of the Company's business or strategies will be successful or that the Company will be able to achieve or sustain profitability on a quarterly or annual basis.

  The Company's sales generally reflect a relatively high amount of revenue per order. The loss or delay of individual orders, therefore, can have a significant impact on the revenue and quarterly results of the Company.

Because the Company's operating expenses are relatively fixed, a delay in the recognition of revenue from a limited number of license transactions could cause significant variations in operating results from quarter to quarter and could result in significant losses. To the extent such expenses precede, or are not subsequently followed by, increased revenue, the Company's operating results would be materially adversely affected. As a result of these and other factors, revenue for any quarter is subject to significant variation, and the Company believes that period-to-period comparisons of its results of operations are not necessarily meaningful and should not be relied upon as indications of future performance. It is likely that in some future quarter the Company's operating results will be below the expectations of market analysts and investors. In such event, the price of the Company's Common Stock would likely be materially adversely affected.

  The Company acquired PostModern effective May 31, 1996. The transaction was accounted for as a purchase. Except for certain combined condensed financial statements included elsewhere in this Prospectus and for the presentation of certain pro forma revenue amounts herein, PostModern's financial results prior to the effective date of the acquisition are not included in the Company's financial results presented herein. The operating results of the PostModern business are included in the Company's results of operations for the last month of the first quarter of fiscal 1997. The Company's ability to successfully integrate PostModern will depend upon several factors, including but not limited to, successful integration of the products and operations of PostModern into the Company. See "Risk Factors -- Limited Operating History; History of Losses; Recent Acquisition of Distributed Object Connectivity Business."

RESULTS OF OPERATIONS

  The Company first recognized material revenue in the fourth quarter of fiscal 1995 after the Company shipped version 1.0 of its VisiODBC product line. As a result, the Company believes that period-to-period comparisons of annual operating results are less meaningful than an analysis of recent quarterly results.

  The following tables set forth statements of operations for each of the six quarters ended June 30, 1996, including such amounts expressed as a percentage of total revenue. This quarterly information is unaudited, but has been prepared on the same basis as the annual consolidated financial statements and, in the opinion of the Company's management, reflects all adjustments (consisting only of normal recurring adjustments) necessary for a fair representation of the information for the periods presented. Such statements of operations should be read in conjunction with the Company's audited consolidated financial statements and notes thereto included elsewhere herein. Operating results for any quarter are not necessarily indicative of results for any future period.

                                             QUARTER ENDED
                         -------------------------------------------------------------
                         MAR. 31,   JUNE 30,  SEPT. 30,  DEC. 31,   MAR. 31,  JUNE 30,
                           1995       1995      1995       1995       1996      1996
                         --------   --------  ---------  --------   --------  --------
                                             (IN THOUSANDS)
Revenue:
 Software products......  $  500     $  544    $ 1,033   $   840     $2,062   $  2,505
 Service and other......     155        367        268       253        208        456
                         -------     ------    -------   -------     ------   --------
   Total revenue........     655        911      1,301     1,093      2,270      2,961
                         -------     ------    -------   -------     ------   --------
Cost of revenue:
 Software products......      34         43         62       107         72        138
 Service and other......     105        146        180       200        201        295
                         -------     ------    -------   -------     ------   --------
   Total cost of
    revenue.............     139        189        242       307        273        433
                         -------     ------    -------   -------     ------   --------
Gross profit............     516        722      1,059       786      1,997      2,528
                         -------     ------    -------   -------     ------   --------
Operating expenses:
 Product development....     660        729        972     1,429      1,218      1,657
 Sales and marketing....     543        636        770       732      1,077      2,006
 General and
  administrative........     324        335        336       371        423        473
 Purchased in process
  product development...      --         --         --        --         --     12,014
 Amortization of excess
  of purchase price
  over net assets
  acquired..............      --         --         --        --         --         43
                         -------     ------    -------   -------     ------   --------
   Total operating
    expenses............   1,527      1,700      2,078     2,532      2,718     16,193
                         -------     ------    -------   -------     ------   --------
   Loss from
    operations..........  (1,011)      (978)    (1,019)   (1,746)      (721)   (13,665)
Interest and other
 income, net............       4          1         28        48          8          6
                         -------     ------    -------   -------     ------   --------
Net loss................ $(1,007)    $ (977)   $  (991)  $(1,698)    $ (713)  $(13,659)
                         =======     ======    =======   =======     ======   ========
                                    AS A PERCENTAGE OF TOTAL REVENUE
                         -------------------------------------------------------------
Revenue:
 Software products......    76.3%      59.7%      79.4%     76.9%      90.8%      84.6%
 Service and other......    23.7       40.3       20.6      23.1        9.2       15.4
                         -------     ------    -------   -------     ------   --------
   Total revenue........   100.0      100.0      100.0     100.0      100.0      100.0
                         -------     ------    -------   -------     ------   --------
Cost of revenue:
 Software products......     5.2        4.7        4.8       9.8        3.2        4.6
 Service and other......    16.0       16.0       13.8      18.3        8.8       10.0
                         -------     ------    -------   -------     ------   --------
   Total cost of
    revenue.............    21.2       20.7       18.6      28.1       12.0       14.6
                         -------     ------    -------   -------     ------   --------
Gross profit............    78.8       79.3       81.4      71.9       88.0       85.4
                         -------     ------    -------   -------     ------   --------
Operating expenses:
 Product development....   100.8       80.1       74.7     130.7       53.7       56.0
 Sales and marketing....    82.9       69.8       59.2      67.0       47.4       67.7
 General and
  administrative........    49.4       36.8       25.8      33.9       18.6       16.0
 Purchased in process
  product development...      --         --         --        --         --      405.7
 Amortization of excess
  of purchase price
  over net assets
  acquired..............      --         --         --        --         --        1.5
                         -------     ------    -------   -------     ------   --------
   Total operating
    expenses............   233.1      186.7      159.7     231.6      119.7      546.9
                         -------     ------    -------   -------     ------   --------
   Loss from
    operations..........  (154.3)    (107.4)     (78.3)   (159.7)     (31.7)    (461.5)
Interest and other
 income, net............     0.6        0.2        2.1       4.3        0.3        0.2
                         -------     ------    -------   -------     ------   --------
Net loss................  (153.7)%   (107.2)%    (76.2)%  (155.4)%    (31.4)%   (461.3)%
                         =======     ======    =======   =======     ======   ========

REVENUE

  Software Products. Software products revenue increased by 402% from $892,000 in fiscal 1995 to $4.5 million in fiscal 1996 and increased by 360% from $544,000 in the first quarter of fiscal 1996 to $2.5 million in the first quarter of fiscal 1997. The Company had no software products revenue in fiscal 1994. The revenue increases from fiscal 1995 to fiscal 1996 and from the first quarter of fiscal 1996 to the first quarter of fiscal 1997 were primarily due to an increased volume of licensing of the Company's database connectivity products, resulting from an increase in the number of products offered and the expansion of the Company's direct sales and telesales organizations. The decline in software products revenue in the third quarter of fiscal 1996 resulted primarily from the delay in completion of a large sale which closed in the fourth quarter.

  Service and Other. Service and other revenue, including maintenance revenue, development fees and consulting and training revenue, increased by 391% from $223,000 in fiscal 1995 to $1.1 million in fiscal 1996 and increased by 24% from $367,000 in the first quarter of fiscal 1996 to $456,000 in the first quarter of fiscal 1997. The Company had no service and other revenue in fiscal 1994. The revenue increases from fiscal 1995 to fiscal 1996 and from the first quarter of fiscal 1996 to the first quarter of fiscal 1997 were due to the greater licensing of products to customers under agreements with a maintenance component and growth in training, consulting and development activities.

COST OF REVENUE

  Software Products. Cost of software products revenue includes product packaging, documentation, production and shipping. Cost of software products revenue increased from $36,000 in fiscal 1995 to $284,000 in fiscal 1996 and increased from $43,000 in the first quarter of fiscal 1996 to $138,000 in the first quarter of fiscal 1997. The increases resulted from increased volume of licensing of the Company's products. The Company had no costs of software products revenue in fiscal 1994.

  Service and Other. Cost of service and other revenue consists primarily of personnel and personnel related overhead allocation, facility and systems costs incurred in providing consulting, training, customer support and engineering development services. Cost of service and other revenue increased from $259,000 in fiscal 1995 to $727,000 in fiscal 1996 and increased from $146,000 in the first quarter of fiscal 1996 to $295,000 in the first quarter of fiscal 1997. This increase reflects the effect of fixed costs resulting from the Company's investment during fiscal 1996 and the first quarter of fiscal 1997 in a larger customer support organization in anticipation of entering into an increasing number of licenses with maintenance components. The Company had no costs of service and other revenue in fiscal 1994. The Company intends to continue investing resources in its customer support organization. The Company currently expects that costs of service and other revenue will increase in absolute dollar amount from the level for fiscal 1996.

OPERATING EXPENSES

  Product Development. Product development expenses include expenses associated with the development of new products, enhancements of existing products and quality assurance activities, and consist primarily of employee salaries, personnel-related overhead allocation, benefits, consulting costs, the cost of technology licensed from other software companies and the cost of software development tools. Product development expenses increased by 38% from $3.2 million in fiscal 1995 to $4.3 million in fiscal 1996 and by 127% from $1.4 million in fiscal 1994 to $3.2 million in fiscal 1995. Product development expenses increased by 127% from $729,000 in the first quarter of fiscal 1996 to $1.7 million in the first quarter of fiscal 1997. The increases in the dollar amount of product development expenses were primarily attributable to costs of additional personnel and full-time contractors in the Company's product development operations and, to a lesser extent, the licensing of existing technology from third parties which has been or will be incorporated into the Company's products. The increase of product development expenses in the third quarter of fiscal 1996 was the result of increased consulting fees and licensing of third party technology which was expensed because it was used exclusively in the development process. Of the product development costs, approximately $1.3 million in fiscal 1994 and $1.2 million in fiscal 1995 consisted of expenses for the development of a product the Company later chose not to introduce commercially. There can be no assurance that the Company will not devote significant resources in the future to develop and market other products that the Company may choose not to introduce commercially. The Company anticipates that it will continue to devote substantial resources to product development, including acquiring or licensing technology from others, in order to introduce new products, enhance existing products or accelerate its time to market. The Company plans to hire a substantial number of product development personnel in fiscal 1997. The Company currently expects that product development expenses will increase in absolute dollar amount from the level for fiscal 1996.

  In accordance with Statement of Financial Accounting Standards No. 86, the Company has charged all software development costs to product development expense as incurred because expenditures which were eligible for capitalization in prior periods were insignificant.

  Sales and Marketing. Sales and marketing expenses consist primarily of salaries, commissions and bonuses earned by sales and marketing personnel, personnel related overhead allocation, field office rent and related expenses, travel and entertainment, and advertising and promotional expenses. Sales and marketing expenses increased by 113% from $1.5 million in fiscal 1995 to $3.2 million in fiscal 1996 and by 200% from $503,000 in fiscal 1994 to $1.5 million in fiscal 1995. Sales and marketing expenses increased by 215% from $636,000 in the first quarter of fiscal 1996 to $2.0 million in the first quarter of fiscal 1997. The increases in sales and marketing expenditures reflect primarily the hiring of additional sales and marketing personnel, costs associated with expanded advertising and promotional activities, increased sales commissions and increased costs associated with field sales offices. Of sales and marketing costs, approximately $500,000 in fiscal 1994 and $900,000 in fiscal 1995 consisted of expenses relating to a product the Company later chose not to introduce commercially, none of which expenses is of a recurring nature. The Company plans to hire a substantial number of sales and sales support personnel in fiscal 1997. The Company expects that sales and marketing expenses will continue to increase in absolute dollar amount as the Company continues to expand its sales and marketing efforts domestically and internationally, establishes additional sales offices and increases advertising and promotional activities. The Company currently expects that sales and marketing expenses will increase in absolute dollar amount from the level for fiscal 1996.

  General and Administrative. General and administrative expenses consist primarily of salaries and occupancy costs for administrative, executive and finance personnel and personnel related overhead allocation. These expenses increased by 68% from $872,000 in fiscal 1995 to $1.5 million in fiscal 1996 and by 45% from $600,000 in fiscal 1994 to $872,000 in fiscal 1995. General and administrative expenses increased by 41% from $335,000 in the first quarter of fiscal 1996 to $473,000 in the first quarter of fiscal 1997. The increases in the absolute dollar amounts of general and administrative expenses were primarily due to increased staffing and associated expenses necessary to manage and support the Company's increased scale of operations. The Company believes that the absolute dollar amount of its general and administrative expenses will continue to increase as a result of the anticipated expansion of the Company's administrative staff to support growing operations and expenses associated with being a public company.

INTEREST AND OTHER INCOME, NET

  Interest and other income, net, is comprised primarily of interest income earned on the Company's cash and cash equivalents. Interest and other income, net, decreased by 10% from $94,000 in fiscal 1995 to $85,000 in fiscal 1996 and increased by 124% from $42,000 in fiscal 1994 to $94,000 in fiscal 1995. Interest and other income, net, increased from $1,000 in the first quarter of fiscal 1996 to $6,000 in the first quarter of fiscal 1997. The variations reflect changing cash balances.

PROVISION FOR INCOME TAXES

  As of March 31, 1996, the Company had federal and state net operating loss carryforwards of approximately $9.8 million and $2.0 million, respectively, which expire at various dates through 2011. In addition, as of March 31, 1996, the Company had general business credit carryforwards of approximately $372,000, which expire at various dates through 2011. Utilization of the net operating loss carryforwards and business credits may be subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986, as amended, and similar state provisions. See Note 8 of Notes to Consolidated Financial Statements of Visigenic.

LIQUIDITY AND CAPITAL RESOURCES

  Since inception, the Company has financed its operations and met its capital expenditure requirements primarily from proceeds from the private sales of Preferred and Common Stock. Through June 30, 1996, the Company had raised $17.8 million from the sale of Preferred and Common Stock. At June 30, 1996, the Company's principal sources of liquidity included cash and cash equivalents of $1.9 million and a $1.0 million revolving line of credit agreement which expires on August 15, 1996. Advances under the agreement, which bear interest at the bank's prime lending rate plus 1.25%, are limited to 80% of eligible accounts receivable and are secured by substantially all of the assets and contractual rights of the Company. After the end of fiscal 1996, the Company borrowed $524,000 under the line of credit, which bore interest at a rate of 9.5%, as of June 30, 1996. The line of credit agreement also contains certain financial restrictions and covenants. The Company is in compliance with these financial restrictions and covenants. See Note 3 of Notes to Consolidated Financial Statements of Visigenic.

  On July 16, 1996 the Company executed an amended loan and security agreement which increased the revolving line of credit to $3.0 million and extended its term to July 15, 1997. The amended agreement also provides for a $2.0 million bridge loan for a term ending the earlier of 120 days following the loan advance or November 28, 1996. As consideration for the bridge loan the Company will issue a five year warrant to purchase up to 6,666 shares of the Company's Common Stock. Borrowings outstanding under the amended agreement will bear interest at the bank's prime lending rate plus 1.0%.

  On May 24, 1996, the Company sold 444,444 shares of its Series C Preferred Stock at a price of $9.00 per share to three investors, for aggregate proceeds of $4.0 million. The Company has the right to require these investors to purchase up to an additional $4.0 million in convertible notes at any time prior to October 31, 1996. If the Company has not completed an initial public offering of its Common Stock by August 30, 1996, in order to require the purchase of these convertible notes after September 30, 1996, the Company must achieve revenue of at least $3.6 million for the quarter ended September 30, 1996. Between May 28 and June 7, 1996, the Company issued $2.0 million principal amount of these convertible notes, bearing interest at the rate of 8.25% per annum. The principal amount of the notes and all accrued interest are due three years after the issuance date. However, upon the closing of the Company's initial public offering, the principal amount of each note and all accrued interest will automatically convert into shares of the Company's Common Stock at the lesser of $13.00 per share or the offering price per share to the public. Upon the closing of the Company's initial public offering, the Series C Preferred Stock will automatically convert into shares of the Company's Common Stock. The Company used a portion of the proceeds from the sale of the Series C Preferred Stock and the convertible notes to pay amounts payable in connection with the closing of the acquisition of PostModern. See "--PostModern Acquisition" and Note 9 of Notes to Consolidated Financial Statements of Visigenic.

  The Company's operating activities used cash of $2.2 million in fiscal 1994, $4.6 million in fiscal 1995, $2.6 million in fiscal 1996 and $4.6 million in the first quarter of fiscal 1997. The increased use of cash in fiscal 1995 as compared with fiscal 1994 was primarily attributable to increased operating costs and increased accounts receivable reduced by an increase in accounts payable, accrued liabilities and deferred revenue. The decline in net cash used in operations in fiscal 1996 as compared with fiscal 1995 was primarily due to an increase in accounts payable, accrued liabilities and deferred revenue. The increased use of cash in the first quarter of fiscal 1997 was primarily due to an increase in accounts receivable.

  The Company used $477,000, $378,000, $1.1 million and $2.6 million of net cash during fiscal 1994, fiscal 1995, fiscal 1996 and the first quarter of fiscal 1997, respectively, for investing activities, due primarily to purchases of property and equipment. Financing activities provided $5.6 million, $2.6 million, $5.5 million and $6.7 million of net cash during fiscal 1994, fiscal 1995, fiscal 1996 and the first quarter of fiscal 1997, respectively, due to the issuance of Preferred and Common Stock and convertible notes and debt financing.

  Deferred revenue consists primarily of the unrecognized portion of revenue under maintenance and support contracts (which revenue is deferred and recognized ratably over the term of such contracts) and advance payment of software development fees and software license fees. The Company expects deferred revenue of $560,000 from maintenance and support contracts and $400,000 from software development and software license fees to be realized in the next twelve months. Capital expenditures were primarily for computers, furniture and equipment. The Company expects that its capital expenditures will increase as the Company's employee base grows, and has budgeted $1.4 million for such capital expenditures for fiscal 1997. As of June 30, 1996, the Company did not have any material commitments for capital expenditures.

  The Company believes that the proceeds from the sale of the Common Stock offered hereby, together with its existing sources of liquidity and cash generated from operations, will satisfy the Company's projected working capital and other cash requirements for at least the next twelve months. Although operating activities may provide cash in certain periods, to the extent the Company experiences growth in the future, the Company anticipates that its operating and investing activities will use cash. Any such future growth and any acquisitions of other technologies, products or companies may require the Company to obtain additional equity or debt financing, which may not be available or may be dilutive.

POSTMODERN ACQUISITION

  In May 1996, the Company completed the acquisition of PostModern, a supplier of distributed object connectivity software. In the acquisition, which was structured as a merger, the Company issued 3,099,821 shares of its Common Stock and paid a total of $2.3 million in exchange for all of PostModern's outstanding shares. The Company also assumed PostModern's outstanding stock options and reserved 361,785 shares of the Company's Common Stock for issuance upon exercise of such options. The Company also incurred acquisition-related costs of approximately $450,000, resulting in a total purchase price of approximately $13.1 million. In addition, the Company made cash payments, subject to one-year vesting and totaling $1.5 million, to certain PostModern employees. The acquisition of PostModern was accounted for as a purchase in the quarter ended June 30, 1996. The Company recorded a write-off in the quarter ended June 30, 1996 of approximately $12.0 million of in process product development that had not reached technological feasibility and, in management's opinion, had no probable alternative future use. The remaining purchase price of approximately $1.1 million will be amortized over two years.

  The following pro forma revenue information gives effect to the May 1996 acquisition of PostModern as if it had occurred on April 1, 1995. This information is unaudited and is based on the respective historical financial statements of the Company and PostModern. The Company's acquisition of PostModern was accounted for as a purchase under accounting rules which require presentation of combined operating results subsequent to the acquisition date. The following pro forma data are presented for comparison purposes only. This data should be read in conjunction with the pro forma condensed combined financial statements and historical financial statements contained herein.

  This revenue data has been prepared on the same basis as the annual consolidated financial statements and, in the opinion of the Company's management, reflects all adjustments necessary for a fair presentation of the information for the periods presented.

                                         PRO FORMA COMBINED QUARTER ENDED
                                  ----------------------------------------------
                                  JUNE 30, SEPT. 30, DEC. 31, MARCH 31, JUNE 30,
                                    1995     1995      1995     1996      1996
                                  -------- --------- -------- --------- --------
                                                  (IN THOUSANDS)
   Pro Forma Revenue:
     Software products...........  $  580   $1,179    $  868   $2,156    $2,529
     Service and other...........     422      605       394      373       564
                                   ------   ------    ------   ------    ------
       Total revenue.............  $1,002   $1,784    $1,262   $2,529    $3,093
                                   ======   ======    ======   ======    ======

  The majority of PostModern's revenue consisted of service and other revenue, attributable to development, training and consulting fees.

                                   BUSINESS

OVERVIEW

  Visigenic Software, Inc. is a leading provider of software tools for database and distributed object connectivity for the Internet, Intranet and enterprise computing environments. The Company's standards-based products facilitate the development, deployment and management of distributed applications by providing database-independent access to leading databases and the communications infrastructure for distributed object-oriented applications. The Company markets and sells its software through its direct sales and telesales forces, independent software vendors ("ISVs"), value added resellers ("VARs"), international distributors and on-line Internet sales in North America, Europe, and Asia. The Company's customers include ASCII Corporation, Cisco, CompuWare, Borland, Healtheon, Hewlett Packard, Hitachi Ltd., Merrill Lynch, MCI Telecommunications, Microsoft, Netscape, Oracle, Platinum technology and Software AG.

INDUSTRY BACKGROUND

  In an increasingly complex computing environment, today's enterprises require flexible access to data and applications, regardless of whether the data and applications are located at the central office, a remote office or across the Internet. This requirement is being driven by the following market trends:

  . The increasing use of multiple database management systems ("DBMSs"), requiring DBMS-independent client/server database connectivity solutions.

  . The increasing use of object-oriented technologies to provide distributed application solutions.

  . The increasing use of Internet and Intranet technologies within mainstream commercial markets, which is increasing the demand for applications capable of operating in distributed computing environments.

  Database Connectivity

  Client/server computing has given organizations the flexibility to develop and deploy applications on a wide variety of computer platforms and DBMSs. The computing infrastructure of the typical enterprise now consists of a heterogeneous mix of operating systems, databases, networks and hardware. One industry survey of Fortune 500 companies found that these companies use an average of six different DBMSs. For example, an enterprise may support the Windows 3.1, Windows NT, UNIX and MVS operating system platforms running Microsoft SQL Server, Oracle and IBM DB2 DBMSs. To manage this heterogeneous, cross-platform database environment, a common method of accessing, managing and analyzing data from multiple databases was needed. The Open Database Connectivity ("ODBC") standard was created to address this problem.

  ODBC, originally developed by Microsoft, is an industry standard that is based on a specification defined by the SQL Access Group, a consortium of database, software and hardware vendors. ODBC provides a common data access application programming interface ("API") for developers building DBMS-independent applications. With ODBC, a single application can access multiple databases on multiple platforms, avoiding the need for developers to write versions of each application for each DBMS vendor's proprietary data access API. The ODBC API is supported by most major software vendors in their programming languages, application development tools and report writing tools, including Microsoft Visual Basic and Visual C++, Sybase PowerBuilder and the Oracle 2000 family, and Seagate Crystal Reports.

  Although ODBC provides heterogeneous database connectivity, organizations seeking the benefits afforded by ODBC have encountered two limitations as they move to a more distributed computing environment. First, ODBC development tools and ODBC drivers originally were only available for Windows platforms. This limited the ability of enterprises to realize the multi-platform potential of ODBC and to deploy ODBC solutions in multi-platform computing environments such as Intranets and the Internet. Second, initial implementations of ODBC are client-centric and are suitable for departmental or limited enterprise deployments. These client-centric implementations require that an ODBC driver and database-specific network libraries for each DBMS to be accessed reside on each client system. For larger deployments, which may involve hundreds, or even thousands, of ODBC-enabled client systems accessing multiple DBMSs, maintaining and managing this client/server infrastructure is expensive and difficult because each client system must be updated for each new version of the DBMS and the ODBC driver. The Company believes that organizations need a simplified, server-centric ODBC database access architecture for larger deployments, including Intranet and Internet computing environments.

  Distributed Object Connectivity

  In today's rapidly evolving computing environments, enterprises require improved data access as well as improved software application architectures. Computing environments are becoming more distributed, with numerous client and server machines networked together within a single enterprise as well as across the Internet. The traditional method of building applications as monolithic programs is not suited for this distributed environment. Instead, applications must be more modular in nature, where the application is built as a set of modules that can be distributed over a number of client and server systems. Enterprises can improve computing performance by distributing application logic over these computing networks so that the appropriate application logic resides on the most appropriate system. For example, logic for the graphical user interface could reside on a client machine while the business logic is located on one or more servers where the business application resides and the logic that manipulates the data in the DBMS is located on one or more servers where the data resides.

  Object-oriented programming languages like C++ and Java have enabled software developers to develop and deploy distributed applications more easily. These languages are based on the concept of objects, which are reusable software components that contain both data and the related procedures that act upon them. Objects are modular in nature and can be arranged or reused in many different combinations to form new applications. This modular, self-contained characteristic makes objects ideal for distributed computing environments because applications can now be created by linking a series of objects that may be distributed over a number of different systems.

  Significant challenges in distributed application development and deployment include communications and interoperability between objects that are distributed over a network. The Common Object Request Broker Architecture ("CORBA") specification, developed by the Object Management Group, a consortium of software and hardware vendors and corporate end users, was created to address these challenges. The CORBA specification defines an Object Request Broker ("ORB") that manages and monitors the interactions of distributed objects on a network. To enable interoperability among applications using ORBs, CORBA also specifies the Internet Inter-ORB Protocol ("IIOP"), which defines a standard distributed messaging protocol for communication between objects. CORBA-compliant objects are portable across programming languages, development environments, computer platforms and networks, which is an increasingly important attribute of applications in the heterogeneous computing environments of the Internet, Intranets and enterprises.

  Before the CORBA specification, many enterprises had not undertaken the development and deployment of distributed applications because of the lack of software development tools that provide a distributed object communication infrastructure. This meant that building enterprise-wide distributed applications entailed writing a new, proprietary communication infrastructure--a task that was difficult and time-consuming for many enterprises. The introduction of CORBA-compliant ORBs has freed enterprises from having to write their own communication infrastructure and allows enterprises to focus their development efforts on business logic. The Company believes that enterprises now need commercially available ORBs from third party vendors that provide this communications infrastructure.

  The Internet and Intranets Increase the Need for Distributed Applications

  The Internet has quickly emerged as an important aspect of business computing. Internet-based business applications have expanded beyond electronic mail to a broad range of business applications and services, including electronic publishing, direct-to-customer transactions, product marketing, advertising and customer support. The widespread use of the Internet by enterprises has also resulted in the emergence of Intranets, internal information systems based upon the Internet infrastructure. Intranets use Internet protocols and applications to share information and services both within the enterprise and across the Internet. Intranets allow the enterprise to distribute data and applications across geographically dispersed facilities as well as enable customers, suppliers and other business partners to easily access enterprise data and applications.

  The Internet and Intranets are large heterogeneous distributed computing environments, consisting of vast numbers of networked client and server systems and distributed databases. The rapid growth of the Internet and Intranets is accelerating the importance of distributed applications that can access data wherever the data resides. The Company believes business applications increasingly will be comprised of objects, Java applets and databases that are distributed on networks and dynamically assembled into highly customized solutions. As a result, development and deployment tools for database access and distributed object connectivity solutions are increasingly key components of the software infrastructure required for Internet, Intranet and enterprise computing environments.

VISIGENIC SOLUTION

  Visigenic provides key components of the software infrastructure that enable developers and IT professionals to develop, deploy and manage distributed applications. The Company provides software tools for database and distributed object connectivity for Internet, Intranet and enterprise computing environments. The Company's cross-platform database connectivity products, based on the ODBC API, are open, flexible and cost effective for developing, deploying and maintaining DBMS-independent applications. The Company's distributed object connectivity products, consisting of CORBA-compliant ORBs, provide a communication infrastructure and enable the development and deployment of reliable, flexible and cost-effective distributed applications.

  The Company's solution provides the following benefits:

  Application Architecture Flexibility. Visigenic's products are designed to enable developers and IT professionals to build applications for a variety of enterprise architectures. The Company's database connectivity products provide application developers with the flexibility to implement the ODBC database connection on the client, on the server or across the Internet. The Company's distributed object connectivity products allow developers to build applications that can be distributed over multiple client and server machines and can interoperate with other CORBA-compliant applications. This flexibility allows the enterprise to adapt its application architecture to meet changing business or computing requirements.

  Simplification of Application Development. Visigenic's products simplify application development by reducing the time and expertise required to develop applications. The Company's database connectivity products allow developers to access multiple DBMSs by writing to a single API rather than multiple proprietary APIs. The Company's distributed object connectivity products provide the developer with the communications infrastructure required for distributed object applications, allowing the developer to focus on developing business objects and facilitating the reuse of these objects in multiple applications.

  Simplification of Distributed Application Deployment. Visigenic's products simplify the deployment of distributed applications. The VisiChannel product is based on Visigenic's server-centric ODBC architecture that shifts the database connectivity software components from clients to servers, thereby simplifying deployment and centralizing administration. The VisiBroker for C++ and VisiBroker for Java agent-based architecture reduces the deployment and administration effort for distributed applications by automatically launching objects, tracking their state and adapting to their changing resource requirements.

  Support of Open Industry Standards. Visigenic's products for database and distributed object connectivity support existing and emerging industry standards, enabling developers and IT professionals to build solutions that are open, flexible and interoperable across multiple operating environments. Visigenic's products support key industry standards including database connectivity standards such as ODBC and X/Open SQL Access and distributed object standards such as CORBA 2.0 and IIOP. The Company is currently developing products that support Java Database Connectivity ("JDBC") and other de facto industry standards such as RSA data encryption technology.

  Technology Independence. Visigenic's products enable the development of solutions for the heterogeneous computing environments confronting the enterprise by supporting multiple operating systems, DBMSs, development languages and hardware platforms.

  Manageability. Visigenic's products provide monitoring tools that control the computing environment while reducing the time and resources spent on managing distributed applications. The VisiChannel product provides a monitor that supplies information regarding client/server database connections and provides administrators with the ability to adjust system configuration parameters. The Company's VisiBroker products provide monitoring capabilities for distributed object usage and location. These monitoring tools provide administrators with the information needed to manage and administer distributed application environments.

VISIGENIC STRATEGY

  The Company's strategy is to become the premier provider of software tools which enable developers and IT professionals to develop, deploy and manage distributed applications for Internet, Intranet and enterprise computing environments. The Company's strategy incorporates the following key elements:

  Support and Enhance Open Industry Standards. The Company's products are based on existing and emerging industry standards for heterogeneous database connectivity and distributed object connectivity. The Company actively participates in standards-setting organizations including X/OPEN and the Object Management Group. The Company intends to contribute to the expansion of existing standards and the development of future standards created by these and other standards-setting organizations. For example, the Company was instrumental in accelerating ODBC's acceptance as a standard for heterogeneous database access by exclusively licensing certain ODBC enabling technology from Microsoft and providing the VisiODBC SDK on Macintosh, OS/2 and many UNIX platforms. In addition, the Company has developed the first commercial implementation of IIOP, defined as part of the CORBA 2.0 specification, in its ORB products. The Company intends to promote acceptance of IIOP as the de facto standard for distributed object messaging for the Internet and Intranets.

  Leverage Strategic Partners. The Company intends to continue to establish close relationships with leading technology companies through technology licensing, joint development, strategic investments, and distribution and marketing arrangements to promote the widespread acceptance and distribution of Visigenic products. Key partnerships include the following:

  . Cisco is a strategic investor in the Company and has entered into a license agreement to incorporate the Company's database connectivity products in Cisco's network management product line.

  . Hitachi has entered into a joint-development agreement with the Company for the development of a transaction-enabled ORB based on the VisiBroker for C++ and VisiBroker for Java products.

  . JavaSoft, a division of Sun Microsystems, has entered into an agreement for JDBC technology that grants the Company the right to sub-license JavaSoft's JDBC test suites and its JDBC-to-ODBC bridge.

  . Microsoft has entered into a series of agreements to incorporate certain of the Company's VisiODBC products with certain Microsoft products and to exclusively license to the Company the Microsoft ODBC SDK and test suites for non-Microsoft operating systems. Such licenses may be converted into non-exclusive licenses at Microsoft's option.

  . Netscape is a strategic investor in the Company and has entered into a license agreement to incorporate VisiBroker technology in future versions of Netscape products.

  . Oracle has entered into a license agreement with the Company to incorporate the Company's VisiODBC products with a number of Oracle's Transparent Gateway products.

  . Platinum technology is a strategic investor in the Company and has entered into an agreement to incorporate the Company's VisiODBC, VisiChannel and VisiBroker products with certain Platinum products.

  Provide a Broad Suite of Products and Services. The Company offers a suite of software tools for database and distributed object connectivity, as well as support, consulting and training services. The Company intends to develop new products, enhance its current products and integrate its database connectivity software products with its distributed object connectivity products to address the requirements of the emerging Internet and Intranet distributed markets.

  Maintain Technology Leadership. The Company is committed to maintaining its technological leadership through internal product development efforts and, if appropriate opportunities present themselves, through acquisitions of technologies, products and companies to address the specific requirements of distributed applications in the areas of database connectivity, distributed object connectivity and the monitoring of distributed environments. The Company has invested and will continue to invest in technology so that it can react and adapt to changing technological trends and market needs.

  Exploit and Develop Internet/Intranets Market Opportunities. The Company believes that the emergence of the Internet and Intranets will significantly increase the market for database and distributed object connectivity software. Visigenic intends to leverage its products and expertise in heterogeneous database connectivity and distributed object connectivity to exploit the market opportunity for distributed applications for the Internet and Intranets.

  Expand Brand Name Awareness. Visigenic believes that the brand name awareness of the Company and its products will be an important element of its success. Visigenic is targeting its marketing efforts to establish and expand the recognition of the Company and its products through advertising, promotional activities, selected sales channels and strategic partners. The Company believes that establishing and expanding market awareness is particularly important given the emerging nature of the market in which it competes.

  Expand Distribution Channels Worldwide. To achieve broad distribution of its database and distributed object connectivity software, the Company believes it must continue to build multiple distribution channels worldwide. The Company is expanding its direct sales and telesales forces as well as broadening its indirect channels of distribution, including VARs, ISVs, systems integrators ("SIs"), Internet sales and international distributors. The Company's international distribution strategy is to penetrate key international markets by seeking additional VARs, ISVs and regional distributors and by further developing its existing relationships with these customers.

PRODUCTS

  The Company provides software tools for database connectivity and distributed object connectivity for Internet, Intranet and enterprise computing environments. The Company's products provide key components of the software infrastructure that enable developers and IT professionals to develop, deploy and manage distributed applications.

  The following table identifies the Company's current products:


                                      MOST
                          ORIGINAL   RECENT
         PRODUCT          RELEASE    RELEASE    SUPPORTED       US SUGGESTED
          NAMES             DATE      DATE      PLATFORMS      LIST PRICE (1)

  DATABASE CONNECTIVITY
- --------------------------------------------------------------------------------
  VisiODBC Drivers         11/94       6/96    Windows 3.1   $95-$150/Driver
  and DriverSet                                Windows 95    $295-$595/DriverSet
                                               Windows NT
                                               UNIX
                                               Macintosh
                                               OS/2
- --------------------------------------------------------------------------------
  VisiODBC SDK             11/94       6/96    UNIX          $995/user
                                               Macintosh
                                               OS/2
- --------------------------------------------------------------------------------
  VisiChannel               3/96       3/96    Windows 3.1   $500-$700/user
                                               Windows 95
                                               Windows NT
- --------------------------------------------------------------------------------

  DISTRIBUTED OBJECT CONNECTIVITY
- --------------------------------------------------------------------------------
  VisiBroker for Java       4/96       4/96    Windows 95    $3,000-$5,000/
                                               Windows NT    developer
                                               UNIX          $150-$250/runtime
- --------------------------------------------------------------------------------
  VisiBroker for C++        9/94       9/95    Windows 95    $3,000-$5,000/
                                               Windows NT    developer
                                               UNIX          $150-$250/runtime


(1) Actual price depends upon platform selected and quantity purchased, among other factors. The terms and conditions, including prices and discounts from list prices, of individual license transactions are often highly negotiated based on volumes and commitments and vary considerably from customer to customer.

  Database Connectivity Products

  The Visigenic software tools for database connectivity are based on the ODBC standard and enable data access independent of both the DBMS and platform. The ODBC products include the VisiODBC Drivers and DriverSets (formerly Visigenic ODBC Drivers and Driver Sets), VisiODBC Software Development Kits (formerly Visigenic ODBC Software Development Kits) and VisiChannel (formerly Visigenic OpenChannel).

             [DIGITIZED ARTWORK OF VISIODBC DRIVERS APPEARS HERE]

  VisiODBC Drivers and DriverSets. The VisiODBC Drivers and DriverSets (formerly Visigenic ODBC Drivers and DriverSets) provide cross-platform access to multiple SQL relational DBMSs--including CA-Ingres, IBM DB2, Informix, Microsoft SQL Server, Oracle and Sybase SQL Server (DBLib and CTLib)--from any ODBC-enabled application. The VisiODBC Driver and DriverSets are made up of two ODBC components: the Driver Manager and a set of database drivers. The Driver Manager loads the ODBC drivers that an ODBC-enabled application requests. The VisiODBC drivers provide the communication link between the ODBC-enabled application and a specific DBMS; the drivers process ODBC function calls from the application, translate them to DBMS-specific calls and return the results of those calls to the application. For example, to access an Oracle DBMS, an ODBC-enabled application, such as Microsoft Excel, would send SQL calls through the VisiODBC Oracle driver. Likewise, to access an Informix DBMS, Microsoft Excel would send the same SQL calls through a VisiODBC Informix driver. The Company sells VisiODBC drivers separately or as the VisiODBC DriverSet, which consists of the full set of VisiODBC drivers available for each platform. VisiODBC Drivers are available for Windows 3.1, Windows NT, Windows 95, ATT GIS, HP-UX, IBM AIX, SGI Irix, SCO, Solaris, Sun OS, Macintosh and Power Macintosh and OS/2. The Company initially released VisiODBC Drivers and DriverSets in November 1994.

  VisiODBC SDKs. VisiODBC SDKs (formerly Visigenic ODBC SDKs) allow developers to develop vendor-independent database applications and ODBC drivers. Using the VisiODBC SDKs, developers write database-independent C and C++ applications that communicate simultaneously with multiple databases from different vendors. Each VisiODBC SDK comes with the Driver Manager, header files, programmer's reference and graphical utilities.

  Visigenic has ported the Microsoft ODBC 2.X SDK to ATT GIS, HP-UX, IBM AIX, SGI Irix, SCO, Solaris, Sun OS, Macintosh, Power Macintosh and OS/2. Visigenic currently has the exclusive right to license and port the Microsoft ODBC SDK versions 2.X and 3.0 for Windows to all non-Microsoft platforms. The Company released its first VisiODBC SDK in November 1994.

  VisiChannel. VisiChannel (formerly Visigenic OpenChannel) provides an architecture that simplifies database connectivity in large distributed application environments such as the Internet, Intranets and enterprise computing environments. The Company initially released VisiChannel in March 1996.

                [DIGITIZED ARTWORK OF VISICHANNEL APPEARS HERE]

  VisiChannel's server-centric architecture shifts the administrative burden and processing load for ODBC-enabled applications by relocating ODBC drivers and network libraries away from each user's individual machine to a central server, allowing easier administration and control. A "thin" database-independent client driver connects to any database through the VisiChannel Server, where server-side ODBC drivers manage the actual database connections. Since database connections are centralized, VisiChannel can reduce the time and resources spent on deploying and managing database applications.

  VisiChannel consists of the VisiChannel Client, Server and Manager. The VisiChannel Client replaces the ODBC drivers and database vendor's proprietary libraries on the client. The VisiChannel Server can be used to access any ODBC data source, either through a VisiODBC Driver or other third party ODBC drivers. The VisiChannel Server has been designed to support large numbers of concurrent users through the use of a multi-threaded architecture, which provides for efficient resource utilization, enhanced throughput and shared resource integrity. The VisiChannel Manager is a monitoring tool that allows IT professionals to monitor all VisiChannel connections and adjust system configuration parameters from a single location.

  VisiChannel can be deployed for use with existing ODBC applications without any changes to the client application. VisiChannel is optimized for large-scale ODBC traffic and runs over standard TCP/IP transports, enabling it to be used for database connectivity across the Internet. The Company is developing a version of VisiChannel that will support the JDBC API for Java applets and applications.

  The VisiChannel Server is available for Windows NT, and VisiChannel Clients are available for Windows 3.1, Windows NT and Windows 95. The Company expects to begin shipping VisiChannel Servers and Clients for UNIX in the second half of 1996.

  Distributed Object Connectivity Products

  Visigenic develops and markets two Object Request Broker ("ORB") products:
VisiBroker for C++ and VisiBroker for Java (formerly Orbeline and BlackWidow). Visigenic's ORBs, which are based on the Common Object Request Broker Architecture ("CORBA") specification, provide an object-oriented solution for the development and deployment of distributed applications.

            [DIGITIZED ARTWORK OF VISIBROKER FOR JAVA APPEARS HERE]

  VisiBroker for C++. VisiBroker for C++ (formerly ORBeline) provides a communication framework that enables the development, deployment and management of complex, distributed C++ applications. VisiBroker for C++ consists of two main components: a development component and a runtime component. The development component includes a code generator that converts object interfaces specified in CORBA's Interface Definition Language ("IDL") into C++. The developer adds application logic and the runtime code to the generated code to create a distributed application. The generated code is used by the objects' application logic to interact with the VisiBroker runtime component which manages the communication among the distributed objects.

  VisiBroker for C++ operates on SunOS, Solaris, Digital UNIX, HP-UX, IBM AIX, Windows NT and Windows 95 platforms. VisiBroker for C++ was first released in September 1994 and the Company is currently shipping version 2.0.

  VisiBroker for Java. VisiBroker for Java (formerly BlackWidow) is the industry's first client and server Java ORB. VisiBroker for Java enables distributed computing on the Internet and Intranets. Like VisiBroker for C++, VisiBroker for Java consists of a development component and a runtime component. The VisiBroker for Java development component converts IDL interfaces into client-side and server-side Java code. The VisiBroker for Java runtime is written entirely in Java and can run in any Java-enabled Web browser, such as Netscape Navigator 2.0. The VisiBroker for Java environment allows Internet, Intranet and enterprise deployment. On the Internet, a user can load a client-side VisiBroker for Java applet into any Java-enabled browser, execute the applet and establish IIOP connectivity with CORBA objects, whether the objects are written in Java or in another language such as C++ or Smalltalk.

  The VisiBroker for Java development environment is available on Windows NT, Windows 95 and Solaris. Distributed applications developed with VisiBroker for Java can be deployed on any platform supporting the Java environment. VisiBroker was first released in April 1996.

  VisiBroker Architecture. VisiBroker for C++ and VisiBroker for Java share a common architecture. Both products use IIOP as their internal communications protocol and do not rely on conversion of a proprietary protocol into IIOP in order to interoperate with other ORB implementations. IIOP is an emerging standard for distributed object messaging and is designed for applications distributed across the Internet and Intranets. Each of the Company's VisiBroker products is multi-threaded, facilitating scalability and enhancing throughput. Applications developed using the Company's VisiBroker products can support multiple concurrent threads to service both incoming and outgoing object requests simultaneously, permitting objects within an application to process a request without affecting the responsiveness of other objects within the application. The Company's VisiBroker products have an agent-based architecture and include one or more agents that communicate and monitor the location of the ORB objects on the network. This agent-based architecture is designed to adapt itself to changes in the objects and the network, such as a heavy system load or the failure of objects. The architecture minimizes the need for configuration files, making it easier to deploy and administer applications, and enables automatic fail-over capabilities, significantly reducing interruptions in any service provided as part of or implemented using the ORB.

CUSTOMERS

  The Company's customers include the following:

  FINANCIAL SERVICES                     NETWORK MANAGEMENT/SYSTEMS MANAGEMENT


  Global Trade Technologies              Bytex--A Division of Storage
  Merrill Lynch                          Technology
  Wells Fargo Bank                       Cisco
                                         Compuware

  TELECOMMUNICATIONS                     Embarcadero Technologies
                                         Hewlett-Packard

  Bell Northern Research                 Network General
  British Telecom-North America          Platinum technology
  DSC Communications                     Software Professionals
  MCI Telecommunications

  INDEPENDENT SOFTWARE VENDORS AND VALUE ADDED RESELLERS

  AimTech Corporation                    Oracle
  Applix                                 Premenos
  AT&T Global Information Solutions      Research Systems
  Borland                                Software AG
  Healtheon                              Starware
  Hitachi                                UniSQL
  Information Builders                   Vmark
  Informix Software                      Wall Data
  Investment Intelligence Systems Corporation
                                         Wang
  Microsoft                              XVT Software
  Netscape

  In fiscal 1996, one customer, Platinum technology, accounted for approximately 25% of revenue and in the first quarter of fiscal 1997, one customer, Cisco, accounted for approximately 34% of revenue. No other customer accounted for more than 10% of revenue in either period. A relatively small number of VAR and ISV customers have accounted for a significant percentage of the Company's revenue, and the Company expects that sales to VAR and ISV customers will continue to represent a significant portion of the Company's revenue in future periods. In fiscal 1996, approximately 78% of the Company's revenue was derived from ten customers. In the first quarter of fiscal 1997, approximately 75% of the Company's revenue was derived from ten customers.

  The Company's products can be used in many applications, including the following examples:

  Oracle Corporation. Oracle Corporation, a leading supplier of information management software, wanted to provide their customers with access to competitors' DBMSs. Their customers are increasingly operating in heterogeneous environments and require a solution that allows them to develop applications that access multiple DBMSs. Oracle integrated VisiODBC technology in their Transparent Gateway, allowing them to support a single, standard DBMS-independent API versus supporting multiple proprietary APIs of their competitors. For the first time, Oracle provided their customers with direct gateway access, providing distributed database capabilities, from the Oracle7 database to Sybase, Informix, and CA-Ingres.

  Healtheon. Healtheon, an Internet-based on-line healthcare and benefit information and service company, needed a distributed object connectivity solution for its applications. Healtheon is using VisiBroker for C++ as an integral part of its technology infrastructure for its applications.

  Platinum technology. Platinum technology, a provider of application development, business intelligence, database administration, data warehousing, and systems software solutions, was seeking a consistent database access solution for their Platinum Open Enterprise Management System ("POEMS") products. Platinum was supporting several proprietary database access methods. Platinum integrated VisiODBC technology and VisiChannel into the POEMS architecture, providing Platinum with a single database access architecture to support and providing their customers with database connectivity across multiple databases, operating systems and hardware platforms.

SALES AND MARKETING

  The Company's sales and marketing objective is to achieve broad market penetration by targeting multiple channels of distribution, including direct sales and telesales, ISVs, VARs, SIs, international distributors and on-line Internet sales. The Company is actively seeking to increase its base of VARs, ISVs, SIs and international distributors.

  Direct Sales/Telesales. The Company's direct sales and telesales forces focus on medium to large-sized VARs, ISVs and corporate IT opportunities. To date, the direct sales and telesales forces have been primarily targeting strategic VARs and ISVs to leverage their sales and marketing expertise as well as their position in the market. The Company has direct sales offices or personnel in San Mateo, California; Atlanta, Georgia; Boston, Massachusetts; Dallas, Texas; Reston, Virginia and Paris, France. The Company's telesales organization, based in San Mateo, California, works jointly with the direct sales force to receive customer orders as well as proactively identify, contact and qualify customer leads.

  Independent Software Vendors. The Company has relationships with a number of ISVs to leverage their sales and marketing channels through joint marketing programs and product bundling agreements.

  Value Added Resellers and System Integrators. VARs and SIs customize, configure and install the Company's software products and bundle these products with their software solutions and services.

  International Distributors. The Company believes that it is important to develop a strong international presence and intends to do business in markets outside of North America principally through distributors. International sales accounted for 10% and 4% of revenue in fiscal 1996 and the first quarter of fiscal 1997, respectively. The Company is working with its distributors to develop end user, ISV, VAR and SI relationships in their respective territories. As of June 30, 1996, the Company had 12 international distributors, mostly in Europe and Asia.

  Internet Sales. Certain of the Company's products can be evaluated and purchased electronically over the Internet. The Company believes that the Internet can be an effective way to market its products to potential customers.

  The Company's marketing efforts are directed at building brand name awareness while also highlighting the value of the Company's database connectivity and distributed object connectivity products. The Company's marketing efforts include market research, product planning, creating collateral materials, managing press coverage and other public relations, identifying potential customers, advertising, attending tradeshows, speaking at industry conferences, direct mail campaigns and establishing and maintaining close relationships with recognized industry analysts. The Company also maintains a home page on the Internet that is a source of sales leads.

  As of June 30, 1996, the Company's sales organization included 29 employees and its marketing organization included 8 employees. The Company intends to hire a significant number of additional sales and marketing personnel in fiscal 1997 and beyond. An increase in the sales and marketing staff will be required to expand both the Company's direct and indirect sales activities and achieve revenue growth. Competition for such personnel is intense, and there can be no assurance that the Company can attract, assimilate or retain such personnel. Because of the complexity of database connectivity and distributed object connectivity software products, the Company has in the past and expects to continue in the future to experience a time lag between the date sales personnel are hired and the date such persons become fully productive. If the Company is unable to hire and train such personnel on a timely basis in the future, the Company's business, financial condition and results of operations could be materially adversely affected. See "Risk Factors--Reliance on VARs and ISVs" and "--International Sales."

CUSTOMER SERVICE AND SUPPORT

  The Company believes that a high level of customer service and support is critical to the Company's success. The services provided by the Company include technical support, maintenance, training and consulting. These services are designed to increase customer satisfaction and provide feedback to the Company as to customers' demands and requirements.

  Technical Support and Maintenance. The Company offers customer support through telephone, electronic mail and fax. Visigenic provides new software releases, maintenance releases and enhancements under annual support agreements with customers. Maintenance and customer support license fees are not included in software license fees but are purchased separately for an annual fee.

  Training and Consulting. The Company offers its customers education and training programs, as well as customized consulting services. Fees for training and consulting services are generally charged on a per diem basis, separately from the Company's software products.

PRODUCT DEVELOPMENT

  The Company believes its future success will depend in large part on its ability to expand the Visigenic product family by enhancing existing products, integrating database connectivity technology with distributed object connectivity technology and developing new products to meet a broad range of customer needs. The Company's product development organization is responsible for new product and technology development, product testing and user interface development. This organization is working to expand the availability of the Company's products on the leading hardware platforms, operating systems, DBMSs, programming languages and networking and communication protocols.

  Since inception, the Company has made substantial investments in product development and related activities. The Company's products have been developed primarily by the Company's internal development staff and, in some instances, with the assistance of external consultants. Certain technologies have been acquired and integrated into Company's products through licensing arrangements. The Company expects that most of its new products will be developed internally. However, the Company will evaluate on an ongoing basis externally developed technologies and products for integration into its product lines.

  The Company expects that development activities with respect to its database connectivity products will include development of VisiODBC SDKs, VisiODBC drivers and test suites compliant with the ODBC 3.0 specification as well as additional features for its VisiChannel products, including high performance scalability, message and queuing capabilities, a server-procedure architecture and Simple Network Management Protocol ("SNMP") agents and other management and monitoring tools. The Company intends to support the JDBC API through a JDBC-to-ODBC product that will allow Java programmers using the JDBC API to access heterogeneous data sources through the Company's VisiODBC Drivers or VisiChannel products. Visigenic also expects to ship a VisiChannel Client implementation in Java in the second half of fiscal 1997.

  The Company expects to enhance its VisiBroker for C++ and VisiBroker for Java products and expand its distributed object connectivity product line. The Company is developing an object-oriented transaction processing system based on the Object Transaction Service ("OTS") specified by the OMG that enables mission-critical On-line Transaction Process ("OLTP") applications. This product is being jointly developed with Hitachi and is a combination of the Company's VisiBroker for C++ product, the OTS interface implementations and OpenTP1, Hitachi's advanced transaction processing engine. The Company currently expects to release the product in the second half of fiscal 1997. The Company also plans to leverage its CORBA expertise to develop products that enable Microsoft's Active/X objects to interact with CORBA objects.

  The Company also intends to leverage its database connectivity expertise to provide integrated database connectivity capabilities for its VisiBroker product line. The Company's VisiBroker products would then provide a more complete distributed object solution, addressing both the distributed object and data connectivity requirements of its customer base.

  As of June 30, 1996, there were 51 employees on the Company's research and development staff. The Company's product development expenditures in fiscal 1995, fiscal 1996 and the first quarter of fiscal 1997 were $3.2 million, $4.3 million and $1.7 million, respectively. The Company expects that it will continue to commit substantial resources to product development in the future.

  The markets for the Company's products are characterized by rapid technological developments, evolving industry standards, swift changes in customer requirements, computer operating environments and software applications, and frequent new product introductions and enhancements. As a result, the Company's success depends substantially upon its ability to anticipate changes and continue to enhance its existing products, develop and introduce in a timely manner new products incorporating technological advances, comply with emerging industry standards and meet increasing customer expectations. If the Company is unable to develop and introduce new products or enhancements to existing products in a timely manner in response to changing market conditions or customer requirements, the Company's business, operating results and financial condition would be materially and adversely affected. See "Risk Factors--Need to Develop New Software Products and Enhancements" and "--Dependence on Java; Risks Associated with Encryption Technology."

COMPETITION

  The Company's products are targeted at the emerging markets for standards-based database connectivity software and standards-based distributed object connectivity software. The markets for the Company's products are intensely competitive, subject to rapid change and significantly affected by new product introductions and other market activities of industry participants. The Company believes that the principal competitive factors in these markets are product quality, performance and price, vendor and product reputation, product architecture and quality of support.

  In the standards-based database connectivity market, the Company competes principally against Intersolv. The Company's database connectivity products also indirectly compete against proprietary database connectivity solutions from database vendors. In the standards-based distributed object connectivity market, the Company competes principally against two private companies, Iona and Expersoft. The Company's distributed object connectivity products also compete against existing or proposed distributed object connectivity solutions from hardware vendors such as DEC, Hewlett-Packard, IBM and Sun. In addition, because there are relatively low barriers to entry in the software market and because the Company's products are based on publicly available standards, the Company expects to experience additional competition in the future from other established and emerging companies if the market for database connectivity and distributed object connectivity software continues to develop and expand. In particular, relational database vendors including Informix, Microsoft, Oracle and Sybase may offer standards-based database connectivity software to their customers, eliminating or reducing demand for the Company's products. Similarly, operating system vendors such as DEC, Hewlett-Packard, IBM, Microsoft and Sun may offer standards-based distributed object connectivity products bundled with their operating systems. For instance, Microsoft has announced plans to introduce DCOM, which would eliminate the need for CORBA-compliant ORBs, such as those offered by the Company, for Microsoft operating systems. Many of these current and potential competitors have well-established relationships with the current and potential customers of the Company, have extensive knowledge of the markets serviced by the Company, better name recognition and more extensive development, sales and marketing resources and are capable of offering single vendor solutions. As a result, these current and potential competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements, or to devote greater resources to the development, promotion and sale of their products, than the Company. It is also possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share. The Company also expects that competition will increase as a result of software industry consolidations.

  The Company expects that it will face increasing pricing pressures from its current competitors and new market entrants. Increased price competition may result in price reductions, reduced gross margins and loss of market share, any of which could materially adversely affect the Company's business, financial condition or results of operations. There can be no assurance that the Company will be able to compete successfully against current and future competitors or that competitive pressures will not materially and adversely affect its business, financial condition or results of operations. See "Risk Factors--Intense Competition."

INTELLECTUAL PROPERTY AND OTHER PROPRIETARY RIGHTS

  The Company's success is dependent in part upon its proprietary technology. While the Company relies on a combination of copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect its proprietary rights, the Company believes that factors such as the technical and creative skills of its personnel, new product developments, frequent product enhancements, name recognition and reliable products and product support are more essential to establishing and maintaining a technology leadership position, particularly because the Company is supplying standards-based products. The Company seeks to protect its software, published data, documentation and other written materials under trade secret and copyright laws, which afford only limited protection. The Company has granted limited access to its source code to third parties under confidentiality obligations. Despite the Company's efforts to protect its proprietary rights, unauthorized parties may attempt to copy aspects of the Company's products or to obtain and use information that the Company regards as proprietary.

  Policing unauthorized use of the Company's products is difficult, and while the Company is unable to determine the extent to which piracy of its software products exists, software piracy can be expected to be a persistent problem. In addition, the laws of some foreign countries do not protect the Company's proprietary rights to as great an extent as do the laws of the United States. There can be no assurance that the Company's means of protecting its proprietary rights will be adequate or that the Company's competitors will not independently develop similar technology. The Company distributes its products electronically through the Internet. Distributing the Company's products through the Internet makes the Company's software more susceptible to unauthorized copying and use. The Company has historically allowed and currently intends to continue to allow customers to electronically download its client and server software. If as a result of changing legal interpretations of liability for unauthorized use of the Company's software or otherwise, users were to become less sensitive to avoiding copyright infringement, the Company's business, results of operations and financial condition could be materially adversely affected.

  The Company is not aware that any of its products infringes the proprietary rights of third parties. There can be no assurance, however, that third parties will not claim infringement by the Company with respect to current or future products. The Company expects that software developers will increasingly be subject to infringement claims as the number of products and competitors in the Company's industry segment grows and the functionality of products in different industry segments overlaps. Any such claims, with or without merit, could be time-consuming, result in costly litigation, cause product shipment delays or require the Company to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to the Company or at all, which could have a material adverse effect upon the Company's business, results of operations and financial condition.

  In addition, the Company relies on certain software that it licenses from third parties, including software that is integrated with internally developed software and used in the Company's products to perform key functions. The Company licenses from Microsoft the base technology for the VisiODBC SDK products and licenses from RSA security technology it plans to use in several of its future products. Microsoft has the right to terminate its license with the Company any time after delivery to the Company of the Microsoft SDK for ODBC 3.0, which is expected to occur in the second half of 1996. The Company's license with RSA may only be terminated for breach. The Company has entered into a joint technology agreement with JavaSoft, a subsidiary of Sun MicroSystems, that grants the Company the right to sub-license JavaSoft's JDBC test suites and ODBC bridge. There can be no assurances that such firms will remain in business, that they will continue to support their technology or that their technology will otherwise continue to be available to the Company on commercially reasonable terms. The loss of or inability to maintain any of these software licenses could result in delays or cancellations in product shipments until equivalent software can be identified and licensed or developed and integrated with the Company's products. Any such delay or cancellation could materially adversely affect the Company's business, results of operations and financial condition. See "Risk Factors--Dependence on Company and Third Party Proprietary Technology."

EMPLOYEES

  As of June 30, 1996, the Company employed 109 full time personnel, including 51 in product development, 7 in technical support, 37 in sales and marketing and 14 in finance and administration. See "Risk Factors--Dependence on Key Personnel; Need to Increase Technical, Sales and Marketing and Managerial Personnel."

FACILITIES

  The Company's principal executive offices and research and development facilities are located in San Mateo, California and consist of approximately 25,000 square feet under leases that will expire between July 2000 and January 2001. The Company also leases approximately 5,000 square feet of additional office space, previously used for research and development activities by PostModern, in Mountain View, California pursuant to a lease that terminates July 31, 1996. The Company has sales offices in Atlanta, Boston, Dallas and the Washington D.C. area and in Paris, France. The Company anticipates that it will require additional space in the near term and that such space will be available on reasonable terms.

                                  MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

  The directors and executive officers of the Company as of the date of this Prospectus are as follows:

          NAME           AGE                         POSITION
          ----           ---                         --------
Roger J. Sippl (1)......  41 Chairman of the Board of Directors
                             and Chief Executive Officer
Mark D. Hanson..........  35 President and Chief Operating Officer
Jens Christensen,         33 Vice President, Chief Technical Officer and Director
 Ph.D...................
Kevin C. Eichler........  36 Vice President, Finance, Chief Financial
                             Officer, Treasurer and Secretary
Therese H. Langlais.....  37 Vice President, Marketing
David T. Shewmake,        44 Vice President, Technical Services
 Ph.D...................
Richard L. Gerould......  43 Vice President, Corporate Development and General Counsel
Robert Perreault........  39 Vice President, Research and Development
Gill Cogan (2)..........  44 Director
Cristina M. Morgan......  43 Director
Michael Moritz..........  41 Director
E. E. van Bronkhorst      72 Director
 (2)....................
J. Sidney Webb (1)......  76 Director
Eric Young (1)..........  40 Director

- --------
(1) Member of the Compensation Committee
(2) Member of the Audit Committee

  Roger J. Sippl is the founder of the Company and has served as a Director and the Chief Executive Officer since February 1993. Mr. Sippl is a co-founder of The Vantive Corporation, a customer interaction applications software company ("Vantive") and has served as a director of Vantive since December 1990. Prior to his relationship with Vantive, Mr. Sippl founded Informix Software, a database software company ("Informix"), in 1980 and served as that company's Chairman of the Board until December 1992.

  Mark D. Hanson has served as President and Chief Operating Officer of the Company since January 1995. Mr. Hanson served as Vice President of Worldwide Sales from June 1994 when he joined the Company until his appointment as President and Chief Operating Officer. From July 1992 to March 1994, Mr. Hanson was Vice President of Channel Sales of Sybase, a database software company, and Vice President, International Sales of Gain Technology ("Gain"), a software company, before the acquisition of Gain by Sybase. From January 1991 to June 1992, Mr. Hanson served as Vice President, Worldwide Sales and Support for Macromedia, a supplier of PC multimedia software and services. Prior to that time, Mr. Hanson was employed as Vice President at Informix from 1984 to January 1991, most recently as Vice President, Americas Sales.

  Jens Christensen has served as Vice President, Chief Technical Officer and a Director of the Company since May 1996. From October 1991 to May 1996, Mr. Christensen served as President and Chief Executive Officer of PostModern Computing Technologies Inc., a software company he founded in 1991. From October 1990 to September 1991, Mr. Christensen was employed as a software engineer for Teknekron, a software company.

  Kevin C. Eichler has served as Vice President, Finance, Chief Financial Officer, Treasurer and Secretary of the Company since July 1996. From July 1995 to July 1996, Mr. Eichler served as Executive Vice President,

Finance, and Chief Financial Officer for National Insurance Group, a financial services and related technology solution provider. From January 1991 to June 1995, Mr. Eichler served as Executive Vice President, Finance and Chief Financial Officer for Mortgage Quality Management, Inc., a national provider of quality control services and technologies to residential mortgage lenders. From January 1990 to January 1991, Mr. Eichler served as Tax Manager, Corporate Finance for NeXT Software, Inc., a software company. From May 1988 to January 1990, Mr. Eichler served as Domestic Tax Manager for Microsoft Corporation, a software company.

  Therese H. Langlais has served as Vice President, Marketing of the Company since November 1993. Ms. Langlais served as Director of Marketing from April 1993, when she joined the Company until her appointment as Vice President, Marketing. Prior to this, Ms. Langlais was employed for nine years at Informix, where she held various positions, the most recent being Director of Strategic Projects.

  David T. Shewmake has served as Vice President, Technical Services of the Company since September, 1993. In April 1983, Dr. Shewmake co-founded Interactive Development Environments, a computer-aided-software engineering tools company, where he served as Vice President until September 1993.

  Richard L. Gerould has served as Vice President, Corporate Development and General Counsel of the Company since December 1993. From April 1993 to November 1993, Mr. Gerould worked as an independent attorney primarily for Cadence Design Systems, Inc., a software company. In November 1990, Mr. Gerould founded Configurex, Inc., a software tools company, where he served as President until March 1993. From 1984 to 1990, Mr. Gerould was employed at Micro Focus, a COBOL software tools company, most recently as Vice President of Corporate Services and previously as Vice President, Marketing Operations.

  Robert Perreault has served as Vice President, Research and Development of the Company since September 1995. From May 1994 to September 1995, Mr. Perreault served as Vice President of Client/Server Technology at Compuware Corporation, a software company. From September 1993 to May 1994, he served as Vice President of Database and Connectivity Products at Uniface Corporation, a software company which merged with Compuware Corporation in May 1994. In 1993, Mr. Perreault co-founded and served as President of Data Accessibility Solutions, Inc., a consulting company which merged with the Company in May 1996. Mr. Perreault co-founded and served as Vice President of U.S. Operations for RIAL, Inc., a consulting company, from September 1991 to August 1993.

  Gill Cogan has served as a Director of the Company since January 1994. Since October 1991, Mr. Cogan has been a partner at Weiss, Peck & Greer Venture Partners. Mr. Cogan serves as a director for Electronics for Imaging, Inc., Harmonic Lightwaves, Inc., Integrated Packaging Assembly Corp., Microlinear Corporation, Number Nine Visual Technology, and P-Com Inc.

  Cristina M. Morgan has served as a Director of the Company since March 1993. Ms. Morgan is a Managing Director of Hambrecht & Quist LLC, an investment banking firm, where she has been employed since October 1982. Hambrecht & Quist LLC is a managing underwriter of the offering made hereby.

  Michael Moritz has served as a Director of the Company since March 1993. Mr. Moritz has been a partner at Sequoia Capital, a venture capital company, since 1986. Mr. Moritz serves as a director for Yahoo!, Flextronics International and Global Village Communications.

  E. E. van Bronkhorst has served as a Director of the Company since March 1993. Since 1984, Mr. van Bronkhorst has been an independent financial consultant to various technology companies. From 1962 until 1984, Mr. van Bronkhorst served as Senior Vice President, Chief Financial Officer and Treasurer at Hewlett-Packard Company. Mr. van Bronkhorst serves as a director of California Water Service Co., Nellcor Puritan Bennett Inc. and Mid-Peninsula Bank.

  J. Sidney Webb has served as a Director of the Company since March 1993. Since May 1984, Mr. Webb has served as director and Chairman of the Board of The Titan Corporation, a consulting company. Mr. Webb also serves as a director of Amdahl Corporation, EIP Microwave, Inc. and Plantronics, Inc. Mr. Webb previously was Vice Chairman and a director of TRW.

  Eric Young has served as a Director of the Company since July 1995. Mr. Young is a general partner of Canaan Capital Partners, a venture capital company, where he has been employed since October 1987. Mr. Young also serves as a director for Spectrian Corporation and Integrated Packaging Assembly Corporation.

  The Company's Bylaws currently authorize eight directors, which number may be changed from time-to-time by the Board of Directors. All directors hold office until the next annual meeting of stockholders or until their successors are duly elected and qualified. The Amended and Restated Bylaws which will become effective upon consummation of this offering will provide that, beginning with the first annual meeting of stockholders following this offering, the Board of Directors will be divided into three classes, with each class serving staggered three-year terms. There are no family relationships among the directors or executive officers of the Company.

  In April 1996, the Board of Directors established an Audit Committee and a Compensation Committee. The Audit Committee oversees actions taken by the Company's independent auditors, recommends the engagement of auditors and reviews the Company's internal audits. The Compensation Committee approves the compensation of executives of the Company and makes recommendations to the Board of Directors with respect to standards for setting compensation levels. The Compensation Committee also administers the Company's employee stock option and stock purchase plans. See "--Stock Plans."

EXECUTIVE COMPENSATION

  The following summary compensation table sets forth the compensation paid by the Company during the fiscal year ended March 31, 1996 to the Company's Chief Executive Officer and the four other most highly compensated executive officers (collectively, the "Named Executive Officers") whose salary and bonus for services rendered in all capacities to the Company exceeded $100,000 during such fiscal year.

                  SUMMARY COMPENSATION TABLE FOR FISCAL 1996

                                                                  LONG TERM
                                                                COMPENSATION
                                                              -----------------
                                                    ANNUAL
                                                 COMPENSATION      AWARDS
                                                 ------------ -----------------
                                                              NO. OF SECURITIES
                    NAME AND                                     UNDERLYING
               PRINCIPAL POSITION                 SALARY (1)       OPTIONS
               ------------------                ------------ -----------------
Roger J. Sippl .................................   $ 90,001           --
 Chairman of the Board
 and Chief Executive Officer
Mark D. Hanson..................................   $140,000        62,500
 President and Chief Operating Officer
Therese H. Langlais.............................   $106,667        27,500
 Vice President, Marketing
David T. Shewmake...............................   $115,000        10,000
 Vice President, Technical Services
Richard L. Gerould..............................   $115,000        15,000
 Vice President, Corporate Development and
 General Counsel

- --------
(1) Amounts shown are on a full year basis and include cash and noncash compensation earned and received by executive officers.

  The following table provides information concerning grants of options to purchase the Company's Common Stock made during the fiscal year ended March 31, 1996 to each of the Named Executive Officers:

                         OPTION GRANTS IN FISCAL 1996

                                                                      POTENTIAL REALIZABLE
                                                                            VALUE AT
                                     % OF TOTAL                       ASSUMED ANNUAL RATES
                          NUMBER OF   OPTIONS                               OF STOCK
                         SECURITIES  GRANTED TO                      PRICE APPRECIATION FOR
                         UNDERLYING  EMPLOYEES  EXERCISE                OPTION TERM (4)
                           OPTIONS   IN FISCAL  PRICE PER EXPIRATION ----------------------
          NAME           GRANTED (1)  1996 (2)  SHARE (3)    DATE        5%         10%
          ----           ----------- ---------- --------- ---------- ---------- -----------
Roger J. Sippl..........      --        --          --          --          --          --
Mark D. Hanson..........   25,000       3.0%      $0.40    04/18/05  $    6,289 $    15,937
                           12,500       1.5       $0.40    07/27/05       3,144       7,969
                           12,500       1.5       $0.40    10/25/05       3,144       7,969
                           12,500       1.5       $0.40    03/31/06       3,144       7,969
Therese H. Langlais.....    7,500       0.9       $0.40    04/18/05       1,887       4,781
                           10,000       1.2       $0.40    07/27/05       2,516       6,375
                           10,000       1.2       $0.40    03/15/06       2,516       6,375
David T. Shewmake.......    2,500       0.3       $0.40    04/18/05         629       1,594
                            7,500       0.9       $0.40    03/15/06       1,887       4,781
Richard L. Gerould......    5,000       0.6       $0.40    04/18/05       1,258       3,187
                           10,000       1.2       $0.40    03/15/06       2,516       6,375

- --------
(1) Options granted in fiscal 1996 are immediately exercisable and generally vest over five years, with 10% of the option shares becoming fully vested six months from the initial vesting date and 1/60th of the option shares vesting each successive month, with full vesting occurring on the fifth anniversary of the initial vesting date. The Company has a repurchase right for shares not vested. Under the terms of the Company's 1995 Stock Option Plan (the "Option Plan"), the Board or a committee of the Board retains discretion, subject to Option Plan limits, to modify the terms of outstanding options and to reprice outstanding options. The options have a term of ten years, subject to earlier termination in certain situations related to termination of employment. See "--Stock Plans" for a description of the material terms of the options.
(2) Based on a total of 832,500 options granted to all employees and consultants during fiscal 1996.
(3) All options were granted at an exercise price equal to the fair market value of the Company's Common Stock as determined by the Board of Directors of the Company on the date of grant. The Company's Common Stock was not publicly traded at the time of the option grants to the officers.

(4) Potential realizable values are calculated based on the exercise price of $0.40 per share and are net of exercise price, but before taxes associated with exercise. Amounts represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. The assumed 5% and 10% annual rates of stock price appreciation from the date of grant to the end of the option term are provided in accordance with rules of the Securities and Exchange Commission and do not represent the Company's estimate or projection of the future Common Stock price. Actual gains, if any, on stock option exercises are dependent on the future performance of the Common Stock, overall market conditions and the option holders' continued employment through the vesting period. This table does not take into account any actual appreciation in the price of the Common Stock from the date of grant to the present. Assuming the fair market value of the Common Stock at the date of grant is the initial public offering price of $10.00, the potential realizable value of these options (a) at a 5% assumed annual rate of stock price appreciation from the date of this offering would be $397,224, $198,612, $198,612 and $198,612 for Mr. Hanson's options,
     $119,167, $158,889 and $158,889 for Ms. Langlais' options, $39,722 and
     $119,167 for Mr. Shewmake's options, and $79,445 and $158,889 for Mr. Gerould's options and (b) at a 10% assumed annual rate of stock price appreciation from the date of this offering would be $638,436, $319,218, $319,218 and $319,218 for Mr. Hanson's options, $191,531, $255,374 and
     $255,374 for Ms. Langlais' options, $63,844 and $191,531 for Mr. Shewmake's options, and $127,687 and $255,374 for Mr. Gerould's options.

AGGREGATE OPTION EXERCISES AND FISCAL 1996 YEAR-END VALUES

  The following table provides the specified information concerning unexercised options held as of March 31, 1996 by each of the Named Executive
Officers:

                          AGGREGATE OPTION EXERCISES
                          AND FISCAL YEAR-END VALUES

                                                        VALUE OF UNEXERCISED
                                NUMBER OF SECURITIES        IN-THE-MONEY
                               UNDERLYING UNEXERCISED    OPTIONS AT 3/31/96
                               OPTIONS AT 3/31/96 (1)            (2)
                               ------------------------ ------------------------
NAME                             VESTED      UNVESTED    VESTED       UNVESTED
- ----                           ----------  ------------ ----------   -----------
Roger J. Sippl................        --            --          --            --
Mark D. Hanson................      7,500        55,000         --            --
Therese H. Langlais...........      4,750        22,750         --            --
David T. Shewmake.............        583         9,417         --            --
Richard L. Gerould............      1,167        13,833         --            --

- --------
(1) These options are immediately exercisable in full at the date of grant, but shares purchased on exercise of unvested options are subject to a repurchase right in favor of the Company which lapses ratably over five years and entitles the Company to repurchase unvested shares at their original issuance price.
(2) Calculated on the basis of the fair market value of the underlying securities as of March 31, 1996 of $0.40 per share, as determined by the Company's Board of Directors, minus the aggregate exercise price.

  No options to purchase the Company's Common Stock were exercised during the fiscal year ended March 31, 1996 by the Named Executive Officers. No compensation intended to serve as incentive for performance to occur over a period longer than one fiscal year was paid pursuant to a long-term incentive plan during the last fiscal year to any Named Executive Officer. The Company does not have any defined benefit or actuarial plan under which benefits are determined primarily by final compensation (or average final compensation) and years of service with any of the Named Executive Officers.

STOCK PLANS

  1995 Stock Option Plan. The 1995 Stock Option Plan of the Company (the "Option Plan") provides for the grant of stock options to employees (including officers), directors and consultants of the Company and its subsidiaries. Options may be incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code") or nonstatutory stock options, although incentive stock options may be granted only to employees. All options granted under the Option Plan must be granted by April 18, 2005.

  The Option Plan is administered by the Board of Directors or a committee thereof. Subject to the provisions of the Option Plan, the Board or committee has the authority to select the persons to whom options are granted and determine the terms of each option, including (i) the number of shares of Common Stock covered by the option, (ii) when the option becomes exercisable,
(iii) the option exercise price, which, in the case of incentive stock options, must be at least 100% of the fair market value of a share of Common Stock as of the date of grant, and, in the case of nonstatutory stock options must be at least 85% of the fair market value of a share of Common Stock as of the date of grant, and (iv) the duration of the option (which, in the case of incentive stock options, may not exceed ten years). Generally, options granted under the Option Plan are immediately exercisable but remain subject to repurchase by the Company until vested under a schedule established by the Board or committee. The Company's repurchase right will terminate upon certain changes in control of the Company unless the outstanding options are assumed or replaced by the acquiring corporation or if, following certain changes in control of the Company, the option holder is terminated without cause or resigns following "constructive termination" as defined in the Option Plan. All incentive stock options are nontransferable other than by will or the laws of descent and distribution. With the Company's consent, nonstatutory stock options may be transferred to an optionee's immediate family, a trust for his or her benefit or a partnership in which only the optionee and immediate family members are partners.

  Of the 2,500,000 shares of Common Stock reserved for issuance under the Option Plan as of June 30, 1996, a total of 225,501 shares had been issued upon the exercise of options, of which 134,716 remain subject to repurchase, options for the purchase of a total of 1,087,500 shares at a weighted average exercise price of $2.24 per share were outstanding and 1,186,999 shares were available for future option grants.

  1996 Outside Directors Stock Option Plan. In June 1996, the Board of Directors, subject to stockholder approval, adopted the 1996 Outside Directors Stock Option Plan (the "Directors Plan") and reserved a total of 200,000 shares of Common Stock for issuance thereunder. Stockholder approval of the Directors Plan will be sought prior to the closing of the offering. The Directors Plan provides for the grant of nonstatutory stock options to nonemployee directors of the Company. The Directors Plan is designed to work automatically without administration; however, to the extent administration is necessary, it will be performed by the Board of Directors. The Directors Plan provides that each future nonemployee director of the Company will be granted an option to purchase 15,000 shares of Common Stock on the date on which the optionee first becomes a nonemployee director of the Company and each current nonemployee director will be granted an option to purchase 15,000 shares of Common Stock on the date following the first annual meeting of the stockholders of the Company after this offering (the "Initial Grant"). Thereafter, on each anniversary of a nonemployee director's Initial Grant, the director will be granted an additional option to purchase 5,000 shares of Common Stock (an "Annual Grant"). Subject to an optionee's continuous service with the Company, 1/8th of an Initial Grant will become exercisable six months after the date of grant and 1/48th of the Initial Grant will become exercisable monthly thereafter. Each Annual Grant will become exercisable in twelve monthly installments beginning in the 37th month after the date of grant, subject to the optionee's continuous service. The exercise price per share of all options granted under the Directors Plan will equal the fair market value of a share of Common Stock on the date of grant. Options granted under the Directors Plan will have a term of ten years. In the event of certain changes in control of the Company, options outstanding under the Directors Plan will become immediately exercisable and vested in full. With the Company's consent, the options may be transferred to an optionee's immediate family, a trust for their benefit or a partnership in which only the optionee and immediate family members are partners.

  1996 Employee Stock Purchase Plan. In June 1996, the Board of Directors, subject to stockholder approval, adopted the 1996 Employee Stock Purchase Plan (the "Purchase Plan") and reserved a total of 450,000 shares of Common Stock for issuance thereunder, none of which have been issued as of the effective date of this offering. The Purchase Plan, which is intended to qualify under
Section 423 of the Code, is administered by the Board of Directors or by a committee thereof. Employees (including officers and employee directors) of the Company or any subsidiary designated by the Board for participation in the Purchase Plan are eligible to participate in the Purchase Plan if they are customarily employed for more than 20 hours per week and more than five months per year, and do not own 5% or more of the Company's Common Stock. The Purchase Plan will be implemented by sequential six-month offerings, the first of which will commence on the effective date of this offering. The initial offering period will terminate on January 31, 1997. Thereafter, offering periods will begin on February 1 and August 1 of each year. The Board may change the dates or duration of one or more offerings, but no offering may exceed 27 months. The Purchase Plan permits eligible employees to purchase Common Stock through payroll deductions at a price no less than 85% of the lower of the fair market value of the Company's Common Stock on the first day or the last day of each six-month offering period. Participants generally may not purchase more than 1,500 shares in a six-month offering period or stock having a value (measured at the beginning of the offering) greater than $25,000 in any calendar year. In the event of certain changes in control of the Company, the Board may accelerate the purchase of shares under the Purchase Plan unless the acquiring corporation assumes or replaces the purchase rights outstanding under the Purchase Plan.

  Executive Performance Incentive Plan. Under the Company's Executive Performance Incentive Plan (the "Incentive Plan"), the Compensation Committee of the Board of Directors (the "Committee") may award performance units to designated executives that will vest and become payable if one or more preestablished performance goals are attained during a specified performance period and the participant remains an employee. Performance goals may be either absolute or relative (in comparison to a standard determined by the Committee) measures of revenue, operating income, net income, earnings per share, or departmental expenses. Performance units are dollar-denominated in an amount specified by the Committee at the time of initial award and become payable at a time determined by the Committee following its certification of the attainment of the performance goals. Participants may elect to receive payment of vested performance units either in cash or in shares of the Company's Common Stock having a fair market value on the date of payment equal to the dollar value of the vested performance units. Immediately prior to certain changes in control of the Company, Incentive Plan participants will be paid the value of their performance units for the current performance period that would have vested had the performance goals been attained at the target level, prorated, however, for the portion of the performance period elapsed prior to the change in control.

COMPENSATION OF DIRECTORS

  Directors of the Company do not receive cash for services provided as a director. Directors are reimbursed for all travel and related expenses incurred in connection with attending board and committee meetings. Upon adoption of the Directors Plan, directors who are not employees of the Company will receive yearly grants of options to purchase Common Stock. The Directors Plan will become effective upon consummation of this offering. See "--Stock Plans--1996 Outside Directors Stock Option Plan."

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION IN COMPENSATION DECISIONS

  The Compensation Committee was formed in April 1996, and is composed of Roger J. Sippl, J. Sidney Webb and Eric Young. No interlocking relationship exists between any member of the Company's Compensation Committee and any member of any other company's board of directors or compensation committee. During the fiscal year completed March 31, 1996, the Board of Directors of the Company, of which Roger J. Sippl, Chief Executive Officer of the Company, was and is a member, fulfilled all functions of the Compensation Committee with regard to compensation of executive officers of the Company.

LIMITATION OF LIABILITY AND INDEMNIFICATION

  Pursuant to the provisions of the Delaware General Corporation Law, the Company has adopted provisions in its Certificate of Incorporation, as amended, which provide that directors of the Company shall not be personally liable for monetary damages to the Company or its stockholders for a breach of fiduciary duty as a director, except for liability as a result of: (i) a breach of the director's duty of loyalty to the Company or its stockholders;
(ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) an act related to the unlawful stock repurchase or payment of a dividend under Section 174 of Delaware General Corporation Law; and (iv) transactions from which the director derived an improper personal benefit. Such limitation of liability does not affect the availability of equitable remedies such as injunctive relief or rescission.

  The Company's Certificate of Incorporation, as amended, also authorizes the Company to indemnify its officers, directors and other agents, by bylaws, agreements or otherwise, to the full extent permitted under Delaware law. The Company intends to enter into separate indemnification agreements with its directors and officers which may, in some cases, be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. The indemnification agreements may require the Company, among other things, to indemnify such officers and directors against certain liabilities that may arise by reason of their status or service as directors or officers (other than liabilities arising from willful misconduct of a culpable nature), to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified, and to obtain directors' and officers' insurance if available on reasonable terms. The Company believes that the provisions and agreements are necessary to attract and retain qualified directors and officers.

  The Company's Amended and Restated Bylaws provide that the Company shall indemnify its directors and officers and may indemnify its employees to the fullest extent permitted by law. The Company believes that indemnification under its Amended and Restated Bylaws covers at least negligence and gross negligence on the part of the indemnified party.

  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

  At present, there is no pending litigation or proceeding involving a director, officer, employee or agent of the Company where indemnification will be required or permitted. The Company is not aware of any threatened litigation or proceeding which may result in a claim for such indemnification.

                             CERTAIN TRANSACTIONS

  Since February 12, 1993 (the date of the Company's inception), there has not been, nor is there currently proposed, any transaction or series of similar transactions to which the Company was or is to be a party in which the amount involved exceeds $60,000 and in which any director, executive officer or holder of more than 5% of any class of voting securities of the Company or members of such person's immediate family had or will have a direct or indirect material interest other than the transactions described below.

  On March 3, 1993, the Company issued for cash 2,000,000 shares of Common Stock at a price of $0.08 per share to Roger J. Sippl, the Company's founder, Chairman of the Board and Chief Executive Officer.

  On March 31, 1993, the Company sold 803,000 shares of Series A Preferred Stock at a price of $2.40 per share. The following executive officers, directors, beneficial holders of more than 5% of a class of the Company's capital stock and immediate family members of such persons purchased Series A Preferred Stock:

                                                                    SHARES OF
                                                                    SERIES A
   PURCHASER(1)                                                  PREFERRED STOCK
   ------------                                                  ---------------
   Cristina M. Morgan (2).......................................      10,000
   J. Sidney Webb (2)...........................................      20,000
   Mark D. Hanson (3)...........................................       5,000
   Therese H. Langlais (3)......................................      15,000
   Elizabeth G. Salmon (4)......................................     197,500
   Entities affiliated with Sequoia Capital (4)(5)..............     250,000

- --------
(1) See notes to table of beneficial ownership in "Principal and Selling Stockholders" for information relating to the beneficial ownership of such shares.

(2) Director of the Company.

(3) Executive officer of the Company.

(4) A beneficial holder of more than 5% of a class of the Company's capital stock.

(5) Represents 227,500 shares held by Sequoia Capital VI, 12,500 shares held by Sequoia Technology Partners VI and 10,000 shares held by Sequoia XXIII.

  Upon the consummation of this offering, all outstanding shares of Series A Preferred Stock will convert into shares of Common Stock on a one-for-one basis.

  In June 1993, the Company issued 12,500 shares of Common Stock at a price of $0.20 per share to each of Cristina M. Morgan, J. Sidney Webb, and E. E. van Bronkhorst, outside directors of the Company.

  Between December 17, 1993 and January 14, 1994, the Company sold an aggregate of 871,625 shares of Series B Preferred Stock at a price of $4.00 per share. Between April 29, 1994 and August 2, 1994, the Company sold an aggregate of 625,000 shares of Series B Preferred Stock at a price of $4.00 per share. Between May 26, 1995 and August 3, 1995, the Company sold an aggregate of 1,375,000 shares of Series B Preferred Stock at a price of $4.00 per share. The following executive officers, directors, beneficial holders of more than 5% of a class of the Company's capital stock and immediate family members of such persons purchased Series B Preferred Stock:

                                                                  SHARES OF
                                                                  SERIES B
   PURCHASER (1)                                               PREFERRED STOCK
   -------------                                               ---------------
   Roger J. Sippl (2)(3)(4)...................................     261,250
   J. Sidney Webb (2).........................................      37,500
   Cristina M. Morgan (2).....................................       2,500
   Mark D. Hanson (3).........................................       2,500
   Therese H. Langlais (3)....................................       3,750
   Richard L. Gerould (3).....................................      12,625
   Elizabeth G. Salmon (4)....................................     216,500
   Entities Affiliated with Sequoia Capital (4)(5)............     490,500
   Entities Affiliated with Weiss, Peck & Greer Venture
    Partners (4)(6)...........................................     592,500
   Entities Affiliated with Canaan Capital Partners (4)(7)....     550,000

- --------
(1) See notes to table of beneficial ownership in "Principal and Selling Stockholders" for information relating to the beneficial ownership of such shares.

(2) Director of the Company.

(3) Executive officer of the Company.

(4) A beneficial holder of more than 5% of a class of the Company's capital stock.

(5) Represents 446,355 shares held by Sequoia Capital VI, 24,525 shares held by Sequoia Technology Partners VI, 8,820 shares held by Sequoia XXIII and 10,800 shares held by Sequoia XXIV.

(6) Represents 49,888 shares held by Weiss, Peck & Greer Venture Associates II (Overseas), Ltd., 227,638 shares held by Weiss, Peck & Greer Venture Associates II, L.P. and 314,973 shares held by WPG Enterprise Fund.

(7) Represents 446,500 shares held by Canaan Capital Offshore Limited Partnership C.V., 53,500 shares held by Canaan Capital Limited Partnership and 50,000 shares held by Quai Limited.

  Upon the consummation of this offering, all outstanding shares of Series B Preferred Stock will convert into shares of Common Stock on a one-for-one basis.

  On May 24, 1996, the Company sold an aggregate of 444,444 shares of Series C Preferred Stock at a price of $9.00 per share, and shortly thereafter issued convertible notes in the aggregate principal amount of $2.0 million. Cisco purchased 222,222 of these shares, and a note in the principal amount of $1.0 million. Upon the consummation of this offering, all outstanding shares of Series C Preferred Stock will convert into shares of Common Stock on a one-for-one basis, and the amount borrowed by the Company pursuant to the convertible notes will convert into shares of the Company's Common Stock at a conversion price equal to the lesser of (i) $13.00 per share or (ii) the offering price per share to the public in the offering.

  In connection with the merger of PostModern with and into the Company in May 1996, the Company issued an aggregate of 3,099,821 shares of its Common Stock to the former shareholders of PostModern, including 844,486 shares to Jens Christensen, 851,235 shares to Neguine Navab, 844,486 shares to Prasad Mokkapati and 426,507 shares to Suresh Challa, and options to purchase an aggregate of 361,785 shares of its Common Stock at exercise prices ranging from $0.24 to $0.60 to the former holders of options to purchase Common Stock of

PostModern, including options to purchase 67,494 shares of the Company's Common Stock issued to Neguine Navab. Also in connection with the merger, the Company paid, subject to vesting, an aggregate of $1,500,000 to certain former employees of PostModern, including $400,000 to each of Messrs. Christensen and Mokkapati and $400,000 to Ms. Navab, and $2,307,152 to certain former shareholders of PostModern, including $750,655 to each of Messrs. Christensen and Mokkapati, $183,000 to Mr. Challa, and $696,659 to Ms. Navab. Upon the closing of the merger, Hambrecht & Quist LLC, of which Cristina M. Morgan, a Director of the Company, is a Managing Director, received shares of PostModern common stock for financial advisory services rendered to PostModern in connection with the Company's acquisition of PostModern, which shares were immediately converted into 84,374 shares of the Company's Common Stock. The consideration issued by the Company in the merger was determined through negotiations between the managements of the Company and PostModern.

  In connection with the merger of Data Accessibility Solutions, Inc. ("Data Accessibility") with and into the Company in May 1996, the Company issued an aggregate of 12,500 shares of its Common Stock to the former shareholders of Data Accessibility, including 6,250 shares to Robert Perreault, the Company's Vice President, Research and Development.

  Mr. Sippl, the Company's founder and the Chief Executive Officer and Chairman of the Board of Directors of the Company, formed Java Development Corp. ("JDC") in February 1996, in order to pursue technology research and development projects of interest to him. Mr. Sippl is the sole owner, director and officer of JDC. In June 1996, the Company acquired certain technology and other assets being developed by JDC that the Company expects it may use in a future product or products. The Company paid Mr. Sippl $40,000 to acquire these assets. JDC's cost of development of the technology, consisting chiefly of salaries of JDC employees and fees paid to consultants, exceeded the price paid by the Company. In connection with the asset sale, five employees of JDC became employees of Visigenic.

  The Company has entered into non-compete agreements with certain employees who joined the Company in connection with the PostModern merger. The Company intends to enter into indemnification agreements with each of its directors and executive officers. Such indemnification agreements will require the Company to indemnify such individuals to the fullest extent permitted by Delaware law.

                      PRINCIPAL AND SELLING STOCKHOLDERS

  The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of June 30, 1996, and as adjusted to reflect the sale of the shares offered hereby, assuming no exercise of the Underwriters' over-allotment option, (i) by each person who is known by the Company to own beneficially more than 5% of the Company's Common Stock, (ii) by each of the Named Executive Officers and by each of the Company's directors, (iii) by all current executive officers and directors as a group, and (iv) by each Selling Stockholder. Except pursuant to applicable community property laws or as indicated in the footnotes to this table, each stockholder identified in the table possesses sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by such stockholder.

                          SHARES BENEFICIALLY                  SHARES BENEFICIALLY
                           OWNED BEFORE THE                      OWNED AFTER THE
                             OFFERING (1)                         OFFERING (1)
                          ----------------------- SHARES BEING -----------------------
BENEFICIAL OWNER            NUMBER     PERCENT      OFFERED      NUMBER     PERCENT
- ----------------          ------------ ---------- ------------ ------------ ----------
EXECUTIVE OFFICERS AND
 DIRECTORS
Roger J. Sippl (2)......     2,468,750     23.6%        --        2,468,750     20.3%
Mark D. Hanson (3)......       275,000      2.6         --          275,000      2.3
Jens Christensen (4)....     1,695,720     16.1      87,376       1,528,720     12.5
Therese H. Langlais
 (5)....................        96,250        *         --           96,250        *
David T. Shewmake (6)...        45,000        *         --           45,000        *
Richard L. Gerould (7)..        90,125        *         --           90,125        *
Michael Moritz (8)......       740,500      7.1         --          740,500      6.1
Cristina M. Morgan (9)..       109,374      1.0         --          109,374        *
Gill Cogan (10).........       592,500      5.7         --          592,500      4.9
E. E. van Bronkhorst
 (11)...................        12,500        *         --           12,500        *
J. Sidney Webb (11).....        70,000        *         --           70,000        *
Eric Young (12).........       550,000      5.3         --          550,000      4.5
All executive officers
 and directors as a
 group
 (14 persons) (13)......     6,856,969     64.2     167,000       6,689,969     54.1
5% STOCKHOLDERS
Elizabeth G. Salmon
 (14)...................     2,468,750     23.6         --        2,468,750     20.3
Neguine Navab (15)......     1,695,720     16.1      79,624       1,528,720     12.5
Prasad Mokkapati (16)...       844,485      8.1      75,000         769,485      6.3
Funds affiliated with
 Sequoia Capital (17)...       740,500      7.1         --          740,500      6.1
 3000 Sand Hill Road
 Menlo Park, California
  94025
Funds affiliated with
 Weiss, Peck & Greer           592,500      5.7         --          592,500      4.9
  Venture Partners
  (18)..................
 555 California Street
 San Francisco,
  California 94104
Funds affiliated with
 Canaan Capital Partners       550,000      5.3         --          550,000      4.5
  (19)..................
 2884 Sand Hill Road
 Menlo Park, California
  94025

                         SHARES BENEFICIALLY                SHARES BENEFICIALLY
                          OWNED BEFORE THE                    OWNED AFTER THE
                            OFFERING (1)                       OFFERING (1)
                         ----------------------SHARES BEING ----------------------
BENEFICIAL OWNER          NUMBER      PERCENT    OFFERED     NUMBER      PERCENT
- ----------------         ----------- ---------------------- ----------- ----------
OTHER SELLING
 STOCKHOLDERS
Justin Broughton........       6,000         *     6,000            --          *
Suresh Challa (20)......     426,507       4.1    80,000        346,507       2.8
John D. Fleischhauer....       1,000         *     1,000            --          *
Richard J. Foley........      15,000         *     1,500         13,500         *
Tommy Hawkins...........      67,500         *    17,500         50,000         *
Mark Hayes (21).........      30,500         *     1,000         29,500         *
Miles Kurland...........       2,000         *       500          1,500         *
Lion Investments             100,000         *    50,000         50,000         *
 Limited................
Clifford S. Robbins.....       1,875         *       500          1,375         *

- --------
 *  Represents less than 1%.

 (1) The amounts reported in this table include shares of Common Stock issuable upon the automatic conversion of outstanding Preferred Stock, which conversion will occur upon consummation of this offering. Based on 10,469,971 shares of Common Stock outstanding prior to the offering. A person is deemed to be the beneficial owner of securities that can be acquired by such person within 60 days upon the exercise of options. Calculations of percentages of beneficial ownership assume the exercise by only the respective named stockholder of all options for the purchase of Common Stock held by such stockholder which are exercisable within 60 days of June 30, 1996. Unless otherwise indicated, the address of each of the named individuals is: c/o Visigenic Software, Inc., 951 Mariner's Island Boulevard, Suite 120, San Mateo, California 94404.
 (2) Includes 393,750 shares held by Elizabeth G. Salmon, Mr. Sippl's spouse, as separate property and 20,000 shares held by Nelson D. Salmon and Elizabeth G. Salmon, Trustees of the Nelson D. Salmon Trust dated October 14, 1994. Mr. Sippl disclaims beneficial ownership of all such shares. See footnote 14.
 (3) Includes 111,014 shares subject to a right of repurchase in favor of the Company which lapses over time. Also includes 30,000 shares issuable upon exercise of options.
 (4) Includes 783,740 shares held by Neguine Navab, Mr. Christensen's spouse, and 67,494 shares issuable upon exercise of options held by Ms. Navab. Mr. Christensen acquired his shares in the Company in connection with the Company's acquisition of PostModern. See footnote 15 below. See "Certain Transactions."
 (5) Includes 3,750 shares held by Ms. Langlais, as Co-Trustee of the Halloran 1990 Living Trust dated March 12, 1990. Also includes 18,214 shares subject to a right of repurchase in favor of the Company which lapses over time.
 (6) Includes 15,419 shares subject to a right of repurchase in favor of the Company which lapses over time. Also includes 10,000 shares issuable upon exercise of options.
 (7) Includes 30,559 shares subject to a right of repurchase in favor of the Company which lapses over time.
 (8) Represents all shares held by entities affiliated with Sequoia Capital. See footnote 17 below. Mr. Moritz, as a general partner of Sequoia Capital, may be deemed to beneficially own shares, but Mr. Moritz disclaims beneficial ownership of all such shares except to the extent of his proportional interest therein.
 (9) Includes 4,576 shares subject to a right of repurchase in favor of the Company which lapses over time. Also includes 84,374 shares issued to Hambrecht & Quist LLC ("H&Q") for financial advisory services rendered to PostModern in connection with the Company's acquisition of PostModern. Ms. Morgan is a Managing Director of H&Q. Ms. Morgan disclaims beneficial ownership of all such shares except to the extent of her proportional interest therein.
(10) Represents all shares held by entities affiliated with Weiss, Peck & Greer Venture Partners. See footnote 18 below. Mr. Cogan, as a general partner of Weiss, Peck & Greer Venture Partners, may be deemed to beneficially own shares, but Mr. Cogan disclaims beneficial ownership of all such shares except to the extent of his proportional interest therein.
(11) Includes 4,576 shares subject to a right of repurchase in favor of the Company which lapses over time.

(12) Represents all shares held by entities affiliated with Canaan Capital Partners. See footnote 19 below. Mr. Young, as a general partner of Canaan Capital Partners, may be deemed to beneficially own shares, but Mr. Young disclaims beneficial ownership of all such shares except to the extent of his proportional interest therein.
(13) See footnotes 2 through 12, footnote 15, and footnotes 17 through 19. Includes 16,250 shares held by Robert Perreault. Also includes 202,067 shares subject to a right of repurchase in favor of the Company which lapses over time, and 202,494 shares issuable upon exercise of options. Of the 167,000 shares to be sold by the executive officers and directors of the Company, Mr. Christensen intends to sell 87,376 shares and Ms. Navab intends to sell 79,624 shares.
(14) Includes 2,055,000 shares held by Roger J. Sippl, Ms. Salmon's spouse, and 20,000 shares held by Nelson D. Salmon and Elizabeth G. Salmon, Trustees of the Nelson D. Salmon Trust dated October 14, 1994. See footnote 2 above.
(15) Includes 67,494 shares issuable upon exercise of options. Also includes 844,486 shares held by Mr. Christensen, Ms. Navab's spouse. Ms. Navab is Director of Object Technologies for the Company. Ms. Navab acquired her shares and options in the Company in connection with the Company's acquisition of PostModern. See "Certain Transactions."
(16) Mr. Mokkapati is Senior Architect for Distributed Objects for the Company. Mr. Mokkapati acquired his shares in connection with the Company's acquisition of PostModern. See "Certain Transactions."
(17) Represents 673,855 shares held by Sequoia Capital VI, 37,025 shares held by Sequoia Technology Partners VI, 18,820 shares held by Sequoia XXIII and 10,800 shares held by Sequoia XXIV. Michael Moritz, a Director of the Company, is a general partner of Sequoia Capital. See footnote 8 above.
(18) Represents 49,888 shares held by Weiss, Peck & Greer Venture Associates II (Overseas), Ltd., 227,638 shares held by Weiss, Peck & Greer Venture Associates II, L.P. and 314,973 shares held by WPG Enterprise Fund. Gill Cogan, a Director of the Company, is a general partner of Weiss, Peck & Greer Venture Partners. See footnote 10 above.
(19) Represents 446,500 shares held by Canaan Capital Offshore Limited Partnership C.V., 53,500 shares held by Canaan Capital Limited Partnership and 50,000 shares held by Quai Limited. Eric Young, a Director of the Company, is a general partner of Canaan Capital Partners. See footnote 12 above.
(20) Includes 25,590 shares issuable upon exercise of options. Mr. Challa is Director of Business Development for the Company. Mr. Challa acquired his shares and options in the Company in connection with the Company's acquisition of PostModern. See "Certain Transactions."
(21) Includes 7,838 shares subject to a right of repurchase in favor of the Company. Also includes 8,500 shares issuable upon exercise of options.

                         DESCRIPTION OF CAPITAL STOCK

  Upon consummation of this offering, the authorized capital stock of the Company will consist of 50,000,000 shares of Common Stock and 2,000,000 shares of Preferred Stock, par value $0.001 per share. Each outstanding share of Preferred Stock will be automatically converted into one share of Common Stock upon the closing of the offering being made hereby. Upon such conversion, such Preferred Stock will be canceled, retired and eliminated from the shares that the Company is authorized to issue. The following summary of certain provisions of the Common Stock and the preferred stock of the Company does not purport to be complete and is subject to, and qualified in its entirety by, the Certificate of Incorporation and By-Laws of the Company that are included as exhibits to the Registration Statement of which this Prospectus forms a part and by the provisions of applicable law.

COMMON STOCK

  As of June 30, 1996, there were approximately 10,469,971 shares of Common Stock outstanding held of record by 160 stockholders, as adjusted to reflect the conversion of the outstanding shares of Preferred Stock and convertible promissory notes upon the closing of the offering. The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the holders of Common Stock. Subject to preferences applicable to any outstanding preferred stock, holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any preferred stock. Holders of Common Stock have no preemptive or subscription rights, and there are no redemption or conversion rights with respect to such shares. All outstanding shares of Common Stock are fully paid and non-assessable, and the shares of Common Stock to be issued upon completion of the offering will be fully paid and non-assessable.

PREFERRED STOCK

  The Board of Directors has the authority, without action by the stockholders, to designate and issue preferred stock in one or more series and to designate the dividend rate, voting rights and other rights, preferences and restrictions of each series any or all of which may be greater than the rights of the Common Stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of the Common Stock until the Board of Directors determines the specific rights of the holders of such preferred stock. However, the effects might include, among other things, restricting dividends on the Common Stock, diluting the voting power of the Common Stock, impairing the liquidation rights of the Common Stock and delaying or preventing a change in control of the Company without further action by the stockholders. The Company has no present plans to issue any shares of preferred stock.

REGISTRATION RIGHTS

  Following the sale of the shares of Common Stock offered hereby, the holders of approximately 6,789,050 shares: issuable upon conversion of the outstanding shares of Preferred Stock and outstanding convertible notes; held by the founder and certain early employees of the Company; and held by former PostModern shareholders, and their transferees, will have certain rights to register those shares under the Securities Act of 1933, as amended. These rights are provided under the terms of an agreement among the Company and the holders of such shares. If the Company registers any of its Common Stock either for its own account or for the account of other security holders, the holders of such shares are entitled to include their shares of Common Stock in the registration, subject to the ability of the underwriters to limit the number of shares included in the offering. All fees, costs and expenses of such registrations (other than underwriting discounts and commissions) will be borne by the Company.

DELAWARE LAW AND CERTAIN CHARTER AND BYLAW PROVISIONS

  The Company is subject to Section 203 of the Delaware General Corporation Law ("Section 203"), which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three (3) years following the date that such stockholder became an interested stockholder, unless: (i) prior to such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (x) by persons who are directors and also officers and (y) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

  Section 203 defines business combination to include: (i) any merger or consolidation involving the corporation and the interested stockholder; (ii) any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder; (iii) subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; (iv) any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or
(v) the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation. In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

  The Company's Restated Certificate of Incorporation, which will become effective upon consummation of this offering, will require that any action required or permitted to be taken by stockholders of the Company must be effected at a duly called annual or special meeting of the stockholders and may not be effected by a consent in writing. In addition, special meetings of the stockholders of the Company may be called only by the Board of Directors or certain officers of the Company. The Restated Certificate of Incorporation which will become effective upon consummation of this offering will provide that, beginning with the first annual meeting of stockholders following this offering, the Board of Directors will be divided into three classes, with each class serving staggered three-year terms, that a director may be removed from the Board of Directors only for cause and only upon the vote of at least 66 2/3% of the voting power of all outstanding stock, and that certain amendments of the Company's Restated Certificate of Incorporation, and all amendments by the stockholders of the Company's Amended and Restated Bylaws, require the approval of holders of at least 66 2/3% of the voting power of all outstanding shares. These provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of the Company.

TRANSFER AGENT AND REGISTRAR

  The Transfer Agent and Registrar for the Common Stock is The First National Bank of Boston.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Prior to this offering, there has been no public market for the Common Stock. Future sales of substantial amounts of Common Stock in the public market could adversely affect the market price of the Common Stock.

  Upon completion of this offering, the Company will have outstanding an aggregate of 12,169,971 shares of Common Stock, assuming (i) the issuance of 2,100,000 shares of Common Stock offered hereby, (ii) no exercise of the Underwriters' over-allotment option and (iii) no exercise of options to purchase Common Stock after June 30, 1996. Of these shares, the 2,100,000 shares sold in the offering will be freely tradeable without restriction or further registration under the Securities Act of 1933, as amended (the "Securities Act"), except for any shares purchased by "affiliates" of the Company as that term is defined in Rule 144 under the Securities Act (whose sales would be subject to certain limitations and restrictions described below).

  The remaining 10,069,971 shares of Common Stock held by existing stockholders were issued and sold by the Company in reliance on exemptions from the registration requirements of the Securities Act. All such outstanding shares will be subject to the "lock-up" agreements described below on the date of this Prospectus. Upon expiration of lock-up agreements 180 days after the date of this Prospectus, 8,048,789 shares will become eligible for sale, subject in most cases to the limitations of Rule 144. The remaining 2,021,182 shares held by existing stockholders will become eligible for sale at various times over a period of less than two years and could be sold earlier if the holders exercise registration rights. In addition, holders of stock options could exercise these options and sell certain of the shares issued upon exercise as described below.

  As of June 30, 1996, there were a total of 1,087,500 shares of Common Stock subject to outstanding options under the Option Plan, all of which were exercisable. However, these shares are subject to lock-up agreements. All options held by officers and directors of the Company are subject to a 180 day lock-up agreement described below, and all other options are subject to a 180 day lock-up agreement with the Company.

  In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned shares for at least two years (including the holding period of any prior owner except an affiliate) is entitled to sell in "broker's transactions" or to market makers, within any three-month period commencing 90 days after the date of this prospectus, a number of shares that does not exceed the greater of (i) one percent of the number of shares of Common Stock then outstanding (approximately 121,700 shares immediately after this offering) or (ii) generally, the average weekly trading volume in the Common Stock during the four calendar weeks preceding the required filing of a Form 144 with respect to such sale. Sales under Rule 144 are generally subject to the availability of current public information about the Company. Under Rule 144(k), a person who is deemed not to have been an affiliate of the Company at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for a least three years, is entitled to sell such shares without having to comply with the manner of sale, public information, volume limitation or notice filing provisions of Rule 144. Under Rule 701 under the Securities Act, persons who purchase shares upon exercise of options granted prior to the effective date of this offering are entitled to sell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period and notice filing requirements of Rule 144 and, in the case of non-affiliates, without having to comply with the public information, volume limitation or notice filing provisions of Rule 144.

  The Company intends to file registration statements under the Securities Act 180 days after the effective date of the offering to register shares of Common Stock reserved for issuance under the Option Plan and the Directors Plan, thus permitting the resale of such shares by non-affiliates and by affiliates, subject to Rule 144 volume limitations applicable thereto, in the public market without restriction under the Securities Act. Such registration statements will become effective immediately upon filing.

  As of June 30, 1996, the holders of approximately 6,789,050 shares are entitled to certain registration rights with respect to such shares. If such registration rights are exercised, the shares can be sold without any holding period or sales volume limitation. If such holders, by exercising their registration rights, cause a large number of shares to be registered and sold in the public market, such sales could have an adverse effect on the market price for the Company's Common Stock. If the Company were required to include in a Company initiated registration the shares held by such holders pursuant to the exercise of their registration rights, such sales might have an adverse effect on the Company's ability to raise needed capital. See "Description of Capital Stock--Registration Rights."

  All existing stockholders of the Company have agreed that they will not, subject to certain limited exceptions, directly or indirectly, offer, sell or otherwise dispose of any shares of Common Stock or any securities convertible into or exchangeable or exercisable for any such shares for a period of 180 days after the effective date of the offering without the prior written consent of the Company, and in most cases, Hambrecht & Quist LLC.

                                 UNDERWRITING

  Subject to the terms and conditions of the Underwriting Agreement, the Underwriters named below, through their representatives, Hambrecht & Quist LLC and Robertson, Stephens & Company LLC (collectively, the "Representatives"), have severally agreed to purchase from the Company and the Selling Stockholders the following respective numbers of shares of Common Stock:

                                                                       NUMBER OF
   NAME                                                                 SHARES
   ----                                                                ---------
   Hambrecht & Quist LLC..............................................
   Robertson, Stephens & Company LLC..................................
                                                                       ---------
       Total.......................................................... 2,100,000
                                                                       =========

  The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent, including the absence of any material adverse change in the Company's business and the receipt of certain certificates, opinions and letters from the Company and its counsel and independent auditors. The nature of the Underwriters' obligation is such that they are committed to purchase all shares of Common Stock offered hereby if any of such shares are purchased.

  The Underwriters propose to offer the shares of Common Stock directly to the public at the initial public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in
excess of $    per share. The Underwriters may allow and such dealers may
reallow a concession not in excess of $    per share to certain other dealers.
After the initial public offering of the shares, the offering price and other selling terms may be changed by the Representatives.

  The Company and the Selling Stockholders have granted to the Underwriters an option, exercisable no later than 30 days after the date of this Prospectus, to purchase up to 255,000 and 60,000, respectively, additional shares of Common Stock at the initial public offering price, less the underwriting discount, set forth on the cover page of this Prospectus. To the extent that the Underwriters exercise this option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof which the number of shares of Common Stock to be purchased by it shown in the above table bears to the total number of shares of Common Stock offered hereby. The Company and the Selling Stockholders will be obligated, pursuant to the option, to sell shares to the Underwriters to the extent the option is exercised. The Underwriters may exercise such option only to cover-allotments made in connection with the sale of shares of Common Stock offered hereby.

  The offering of the shares is made for delivery when, as and if accepted by the Underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offering without notice. The Underwriters reserve the right to reject an order for the purchase of shares in whole or in part.

  The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments the Underwriters may be required to make in respect thereof.

  The Selling Stockholders and the other stockholders of the Company, including the executive officers and directors, who will own in the aggregate 10,069,971 shares of Common Stock after this offering, have agreed that they will not, without the prior written consent of Hambrecht & Quist LLC, offer, sell or otherwise dispose of any shares of Common Stock, options or warrants to acquire shares of Common Stock or securities exercisable for or convertible into shares of Common Stock owned by them during the 180-day period following the effective date of the Registration Statement for this offering. The Company has agreed that it will not, without the prior written consent of Hambrecht & Quist LLC, offer, sell or otherwise dispose of any shares of Common Stock, options or warrants to acquire shares of Common Stock or securities exchangeable for or convertible into shares of Common Stock during the 180-day period following the effective date of the Registration Statement for this offering, except that the Company may grant additional options under its stock plans and issue securities under, or pursuant to the exercise of options granted under, its stock plans. See "Shares Eligible for Future Sale."

  The Representatives currently anticipate that up to 105,000 shares of Common stock may be sold at the initial public offering price to directors (or their affiliated entities) and employees of the Company who have expressed an interest in purchasing such shares of Common Stock in the offering. The number of shares available for sale to the general public will be reduced to the extent such persons purchase such shares. Any such shares not so purchased will be offered by the Representatives to the general public on the same basis as other shares offered hereby.

  The Representatives have informed the Company that the Underwriters do not intend to confirm sales of Common Stock offered hereby to any accounts over which they have discretionary authority.

  Prior to this offering, there has been no public market for the Common Stock. The initial public offering price of the Common Stock was determined by negotiation among the Company, the representatives of the Selling Stockholders and the Representatives. Among the factors considered in determining the initial public offering price were prevailing market and economic conditions revenues and earnings of the Company, market valuations of other companies engaged in activities similar to the Company, estimates of the business potential and prospects of the Company, the present state of the Company's business operations, the Company's management and other factors deemed relevant.

                                 LEGAL MATTERS

  The validity of the securities offered hereby and general corporate legal matters will be passed upon for the Company by Gray Cary Ware & Freidenrich, A Professional Corporation ("GCWF"), Palo Alto, California. As of June 30, 1996, certain members and investment partnerships of GCWF beneficially owned an aggregate of 37,000 shares of the Company's Common Stock. Certain legal matters in connection with this offering will be passed upon for the Underwriters by Fenwick & West LLP. Fenwick & West LLP owns an aggregate of 18,979 shares of the Company's Common Stock.

                                    EXPERTS

  The consolidated financial statements of Visigenic Software, Inc. and PostModern Computing Technologies Inc. included in this Prospectus and elsewhere in the Registration Statement to the extent and for the periods indicated in their reports have been audited by Arthur Andersen LLP, independent public accountants, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                            ADDITIONAL INFORMATION

  The Company has filed with the Securities and Exchange Commission (the "Commission"), Washington, D.C. 20549, a Registration Statement on Form S-1 under the Securities Act, with respect to the Common Stock offered hereby. This Prospectus which constitutes a part of the Registration Statement does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and such Common Stock, reference is made to the Registration Statement and the exhibits and schedules thereto. Statements contained in this Prospectus as to the contents of any contract or any other document referred to are not necessarily complete. In each instance, reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement, and each such statement is qualified in all respects by such reference. Copies of the Registration Statement, including exhibits and schedules thereto, may be inspected without charge at the Commission's principal office in Washington, D.C., or obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at 7 World Trade Center, Suite 1300, New York, New York 10048 and at Citicorp Center, 500 West Madison Street,
Suite 1400, Chicago, Illinois 60661. The Commission maintains a World Wide Web site that contains reports, proxy and information statements and other information filed electronically with the Commission. The address of the site is http://www.sec.gov.

                            VISIGENIC SOFTWARE, INC.

                         INDEX TO FINANCIAL STATEMENTS

                                                                          PAGE
                                                                          ----
VISIGENIC SOFTWARE, INC.:
  Report of Independent Public Accountants...............................  F-2
  Consolidated Balance Sheets............................................  F-3
  Consolidated Statements of Operations..................................  F-4
  Consolidated Statements of Stockholders' Equity........................  F-5
  Consolidated Statements of Cash Flows..................................  F-6
  Notes to Consolidated Financial Statements.............................  F-7
POSTMODERN COMPUTING TECHNOLOGIES INC.:
  Report of Independent Public Accountants............................... F-15
  Balance Sheets......................................................... F-16
  Statements of Operations............................................... F-17
  Statements of Shareholders' Equity..................................... F-18
  Statements of Cash Flows............................................... F-19
  Notes to Financial Statements.......................................... F-20
VISIGENIC SOFTWARE, INC. AND POSTMODERN COMPUTING TECHNOLOGIES INC.--
 PRO FORMA:
  Pro Forma Condensed Combined Financial Statements......................  P-1

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Visigenic Software, Inc.:

  We have audited the accompanying consolidated balance sheets of Visigenic Software, Inc. (a Delaware corporation) and subsidiary as of March 31, 1995 and 1996 and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended March 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Visigenic Software, Inc. and subsidiary as of March 31, 1995 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 1996 in conformity with generally accepted accounting principles.

                                          ARTHUR ANDERSEN LLP

San Jose, California
June 17, 1996

                            VISIGENIC SOFTWARE, INC.

                          CONSOLIDATED BALANCE SHEETS

               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                                   JUNE 30, 1996
                                                                     PRO FORMA
                                        MARCH 31,                 LIABILITIES AND
                                     -----------------  JUNE 30,   STOCKHOLDERS'
                                      1995      1996      1996    EQUITY (NOTE 5)
                                     -------  --------  --------  ---------------
               ASSETS                                         (UNAUDITED)
 CURRENT ASSETS:
   Cash and cash equivalents.......  $   553  $  2,399  $  1,890
   Accounts receivable, net of al-
    lowance for doubtful accounts
    of $0, $60 and $97.............      472       760     3,263
   Prepaid compensation............      --        --      1,478
   Other current assets............      175       257       551
                                     -------  --------  --------
     Total current assets..........    1,200     3,416     7,182
                                     -------  --------  --------
 PROPERTY AND EQUIPMENT, net.......      607     1,349     1,731
 OTHER ASSETS, net:
   Excess of purchase price over
    net assets acquired............      --        --      1,000
   Other...........................       22        55        49
                                     -------  --------  --------
                                     $ 1,829  $  4,820  $  9,962
                                     =======  ========  ========
 LIABILITIES AND STOCKHOLDERS' EQ-
                UITY
 CURRENT LIABILITIES:
   Line of credit..................  $   --   $    --   $    524     $    524
   Accounts payable................      201       811     1,374        1,374
   Accrued liabilities-
    Payroll and related benefits...       86       347       408          408
    Other..........................      122       301       928          928
   Deferred revenue................      303     1,141     1,617        1,617
                                     -------  --------  --------     --------
     Total current liabilities.....      712     2,600     4,851        4,851
                                     -------  --------  --------     --------
 CONVERTIBLE NOTES PAYABLE TO
  STOCKHOLDERS.....................      --        --      2,000          --
                                     -------  --------  --------     --------
 COMMITMENTS (Note 4)
 STOCKHOLDERS' EQUITY:
   Convertible preferred stock,
    $.001 par value, aggregate
    liquidation preference of
    $17,414
     Authorized--10,000,000 shares
     Outstanding--Series A, 803,000
      shares in 1995, 1996 and June
      30, 1996; Series B, 1,496,625
      shares in 1995 and 2,871,625
      shares in 1996 and June 30,
      1996; Series C, 444,444
      shares at June 30, 1996; no
      shares outstanding pro
      forma........................        3         4         4          --
   Common stock, $.001 par value,
     Authorized--20,000,000 shares
      at March 31, 1996; 30,000,000
      at June 30, 1996
     Outstanding--2,782,877 shares
      in 1995, 2,835,905 shares in
      1996 and 6,150,902 shares at
      June 30, 1996; 10,469,971
      shares outstanding pro
      forma........................        3         3         6           10
   Additional paid-in capital......    8,194    13,675    28,222       30,222
   Accumulated deficit.............   (7,083)  (11,462)  (25,121)     (25,121)
                                     -------  --------  --------     --------
     Total stockholders' equity....    1,117     2,220     3,111        5,111
                                     -------  --------  --------     --------
                                     $ 1,829  $  4,820  $  9,962     $  9,962
                                     =======  ========  ========     ========

      The accompanying notes are an integral part of these balance sheets.

                            VISIGENIC SOFTWARE, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                               QUARTER ENDED
                                    YEAR ENDED MARCH 31,         JUNE 30,
                                   -------------------------  ----------------
                                    1994     1995     1996     1995     1996
                                   -------  -------  -------  ------  --------
                                                                (UNAUDITED)
REVENUE:
  Software products............... $   --   $   892  $ 4,479  $  544  $  2,505
  Service and other...............     --       223    1,096     367       456
                                   -------  -------  -------  ------  --------
    Total revenue.................     --     1,115    5,575     911     2,961
                                   -------  -------  -------  ------  --------
COST OF REVENUE:
  Software products...............     --        36      284      43       138
  Service and other...............     --       259      727     146       295
                                   -------  -------  -------  ------  --------
    Total cost of revenue.........     --       295    1,011     189       433
                                   -------  -------  -------  ------  --------
GROSS PROFIT......................     --       820    4,564     722     2,528
                                   -------  -------  -------  ------  --------
OPERATING EXPENSES:
  Product development.............   1,393    3,160    4,348     729     1,657
  Sales and marketing.............     503    1,511    3,215     636     2,006
  General and administrative......     600      872    1,465     335       473
  Purchased in process product de-
   velopment......................     --       --       --      --     12,014
  Amortization of excess of pur-
   chase price over net assets ac-
   quired.........................     --       --       --      --         43
                                   -------  -------  -------  ------  --------
    Total operating expenses......   2,496    5,543    9,028   1,700    16,193
                                   -------  -------  -------  ------  --------
    Loss from operations..........  (2,496)  (4,723)  (4,464)   (978)  (13,665)
INTEREST AND OTHER INCOME, net....      42       94       85       1         6
                                   -------  -------  -------  ------  --------
NET LOSS.......................... $(2,454) $(4,629) $(4,379) $ (977) $(13,659)
                                   =======  =======  =======  ======  ========
PRO FORMA NET LOSS PER SHARE......                   $  (.39) $ (.09) $  (1.21)
                                                     =======  ======  ========
PRO FORMA WEIGHTED AVERAGE COMMON
 AND COMMON EQUIVALENT SHARES.....                    11,120  10,602    11,289
                                                     =======  ======  ========


   The accompanying notes are an integral part of these financial statements.

                            VISIGENIC SOFTWARE, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                             (DOLLARS IN THOUSANDS)

                           CONVERTIBLE
                         PREFERRED STOCK    COMMON STOCK    ADDITIONAL                 TOTAL
                         ---------------- -----------------  PAID-IN   ACCUMULATED STOCKHOLDERS'
                          SHARES   AMOUNT  SHARES    AMOUNT  CAPITAL     DEFICIT      EQUITY
                         --------- ------ ---------  ------ ---------- ----------- -------------
 Issuance of common
  stock to founder in
  February 1993.........       --  $ --   2,000,000   $  2   $   158    $    --       $   160
 Issuance of common
  stock.................       --    --     427,019    --         81         --            81
 Issuance of Series A
  convertible preferred
  stock.................   803,000     1        --     --      1,898         --         1,899
 Issuance of Series B
  convertible preferred
  stock.................   871,625     1        --     --      3,445         --         3,446
 Net loss...............       --    --         --     --        --       (2,454)      (2,454)
                         --------- -----  ---------   ----   -------    --------      -------
BALANCE, MARCH 31,
 1994................... 1,674,625     2  2,427,019      2     5,582      (2,454)       3,132
 Issuance of common
  stock.................       --    --     459,575      1       183         --           184
 Repurchase of common
  stock.................       --    --    (103,717)   --        (35)        --           (35)
 Issuance of Series B
  convertible preferred
  stock.................   625,000     1        --     --      2,464         --         2,465
 Net loss...............       --    --         --     --        --       (4,629)      (4,629)
                         --------- -----  ---------   ----   -------    --------      -------
BALANCE, MARCH 31,
 1995................... 2,299,625     3  2,782,877      3     8,194      (7,083)       1,117
 Issuance of Series B
  convertible preferred
  stock................. 1,375,000     1        --     --      5,459         --         5,460
 Exercise of stock
  options...............       --    --      54,068    --         22         --            22
 Repurchase of common
  stock, net of
  issuances.............       --    --      (1,040)   --        --          --           --
 Net loss...............       --    --         --     --        --       (4,379)      (4,379)
                         --------- -----  ---------   ----   -------    --------      -------
BALANCE, MARCH 31,
 1996................... 3,674,625     4  2,835,905      3    13,675     (11,462)       2,220
 Issuance of Series C
  convertible preferred
  stock.................   444,444   --         --     --      4,000         --         4,000
 Issuance of common
  stock in connection
  with the acquisition
  of PostModern
  Computing Technologies
  Inc...................       --    --   3,099,821      3    10,382         --        10,385
 Exercise of stock
  options (unaudited)...       --    --     171,433    --         69         --            69
 Issuance of common
  stock (unaudited).....       --    --      43,743    --         96         --            96
 Net loss (unaudited)...       --    --         --     --        --      (13,659)     (13,659)
                         --------- -----  ---------   ----   -------    --------      -------
BALANCE, JUNE 30, 1996
 (unaudited)............ 4,119,069 $   4  6,150,902   $  6   $28,222    $(25,121)     $ 3,111
                         ========= =====  =========   ====   =======    ========      =======


   The accompanying notes are an integral part of these financial statements.

                            VISIGENIC SOFTWARE, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)

                                                               QUARTER ENDED
                                    YEARS ENDED MARCH 31,         JUNE 30,
                                   -------------------------  -----------------
                                    1994     1995     1996     1995      1996
                                   -------  -------  -------  -------  --------
                                                                (UNAUDITED)
CASH FLOWS FROM OPERATING
 ACTIVITIES:
  Net loss.......................  $(2,454) $(4,629) $(4,379) $  (977) $(13,659)
  Adjustments to reconcile net
   loss to net cash used in
   operating activities--
   Depreciation and
    amortization.................       67      158      310       52       164
   Purchased in process product
    development..................      --       --       --       --     12,014
   Provision for allowance for
    doubtful accounts............      --       --        60       15        12
   Changes in net assets and
    liabilities, net of
    acquisition of PostModern--
    Increase in accounts
     receivable..................      --      (472)    (348)    (941)   (2,375)
    Increase in prepaid expenses
     and other current assets....      (35)    (139)     (82)     (93)   (1,685)
    Increase in accounts
     payable.....................      148       53      610       75       472
    Increase in accrued
     liabilities.................       66      142      440       21       183
    Increase in deferred
     revenue.....................      --       303      838      488       293
                                   -------  -------  -------  -------  --------
     Net cash used in operating
      activities.................   (2,208)  (4,584)  (2,551)  (1,360)   (4,581)
                                   -------  -------  -------  -------  --------
CASH FLOWS FROM INVESTING
 ACTIVITIES:
  Payment for purchase of
   PostModern, net of cash
   acquired......................      --       --       --       --     (2,182)
  Purchases of property and
   equipment.....................     (457)    (373)  (1,052)    (148)     (435)
  Organization costs and other
   assets........................      (20)      (5)     (33)     (17)      --
                                   -------  -------  -------  -------  --------
     Net cash used in investing
      activities.................     (477)    (378)  (1,085)    (165)   (2,617)
                                   -------  -------  -------  -------  --------
CASH FLOWS FROM FINANCING
 ACTIVITIES:
  Net borrowings on bank line of
   credit........................      --       --       --       --        524
  Proceeds from issuance of
   convertible notes.............      --       --       --       --      2,000
  Net proceeds from issuance of
   preferred stock...............    5,345    2,465    5,460    2,992     4,000
  Net proceeds from issuance of
   common stock..................      241      149       22      --        165
                                   -------  -------  -------  -------  --------
     Net cash provided by
      financing activities.......    5,586    2,614    5,482    2,992     6,689
                                   -------  -------  -------  -------  --------
NET INCREASE (DECREASE) IN CASH
 AND CASH EQUIVALENTS............    2,901   (2,348)   1,846    1,467      (509)
CASH AND CASH EQUIVALENTS,
 BEGINNING OF PERIOD.............      --     2,901      553      553     2,399
                                   -------  -------  -------  -------  --------
CASH AND CASH EQUIVALENTS, END OF
 PERIOD..........................  $ 2,901  $   553  $ 2,399  $ 2,020  $  1,890
                                   =======  =======  =======  =======  ========

   The accompanying notes are an integral part of these financial statements.

                           VISIGENIC SOFTWARE, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                MARCH 31, 1996
     (INFORMATION RELATING TO THE QUARTERS ENDED JUNE 30, 1995 AND 1996 IS
                                  UNAUDITED)

1. ORGANIZATION AND OPERATIONS OF THE COMPANY:

  Visigenic Software, Inc. (the "Company") was incorporated on February 12, 1993. The Company operates in a single industry segment and is involved in the design, development and marketing of database connectivity software products. Through March 31, 1995 the Company's principal efforts were focused on raising capital, developing its products and applications, establishing marketing and sales channels and recruiting key personnel. During fiscal 1996, the Company emerged from the development stage, however, the Company continues to be subject to the risks associated with companies in a comparable stage of development including, but not limited to, dependence on key personnel; limited operating history and a history of losses; and the need to develop new software products and product enhancements.

  Although the Company was incorporated on February 12, 1993, its activities during the first two months involved limited cash expenditures and consisted only of recruiting of key personnel and raising capital. Accordingly, the accompanying consolidated statements of operations, stockholders' equity and cash flows for the year ended March 31, 1994 are presented for the period from inception (February 12, 1993) to March 31, 1994.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

 Principles of Consolidation and Functional Currency

  The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary after elimination of intercompany transactions and balances. The functional currency of the Company's foreign subsidiary is the U.S. dollar. Foreign exchange gains and losses resulting from the remeasurement of the financial statements for the subsidiary, which are not material, are included in other income in the accompanying consolidated statements of operations.

 Use of Estimates in Preparation of Financial Statements

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported results of operations during the reporting period. Actual results could differ from those estimates.

 Cash Equivalents and Short-Term Investments

  The Company considers all highly liquid investments with an original maturity of three months or less from the date of purchase to be cash equivalents. The Company's short-term investments are accounted for pursuant to the provisions of Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities." As of March 31, 1995 and 1996, the Company's cash and cash equivalents were deposited in checking and money market accounts, U.S. Government Treasury Bills and certificates of deposits.

 Software Development Costs

  In accordance with SFAS No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed," the Company capitalizes eligible computer software development costs upon the establishment of technological feasibility, which it has defined as completion of a working model. For the years ended March 31, 1994, 1995 and 1996, the amount of costs eligible for capitalization, after consideration of factors such as realizable value, were not material and, accordingly, all software development costs have been charged to product development expense in the accompanying consolidated statements of operations.

                           VISIGENIC SOFTWARE, INC.

 Property and Equipment

  Property and equipment are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the assets (or over the lease term if it is shorter for leasehold improvements), which range from three to five years. Property and equipment consists of the following (in thousands):

                                                        MARCH 31,
                                                      --------------  JUNE 30,
                                                      1995    1996      1996
                                                      -----  -------  --------
   Computer equipment................................ $ 453  $ 1,126  $ 1,394
   Furniture and fixtures............................   125      320      373
   Purchased software................................   239      401      572
   Leasehold improvements............................    12       34       39
                                                      -----  -------  -------
                                                        829    1,881    2,378
   Less--Accumulated depreciation and amortization...  (222)    (532)    (647)
                                                      -----  -------  -------
     Property and equipment, net..................... $ 607  $ 1,349  $ 1,731
                                                      =====  =======  =======

 Revenue Recognition and Deferred Revenue

  The Company's revenue is derived from fixed license fees from licensing its products, royalties from VARs, ISVs and distributors, and fees for services related to its products, including software maintenance, development contracts and consulting and training. Certain of the Company's license arrangements with VARs and ISVs provide for sublicense fees payable to the Company based on a percentage of the VAR's or ISV's net revenue. Other license arrangements provide for fixed license fees for the right to make and distribute an unlimited number of copies of the Company's product for a specified period of time. Ongoing sublicense fee revenue, other than from guaranteed sublicense fees, is recognized when it is reported by the VAR, ISV or distributor. Service revenue is primarily attributable to lower margin maintenance and other revenue, including training revenue and engineering development fees.

  The Company generally recognizes revenue from fixed license and guaranteed sublicense fees upon delivery of software products if there are no significant post-delivery obligations, if collection is probable and if the license agreement requires payment within 90 days. If significant post-delivery obligations exist or if a product is subject to customer acceptance, revenue is deferred until no significant obligations remain or acceptance has occurred.

  Maintenance revenue from ongoing customer support and product upgrades is recognized ratably over the term of the applicable maintenance period, which is typically 12 months. If maintenance is included in a license agreement, such amounts are unbundled from the license fee at its fair market value. Consulting and training revenue is generally recognized as services are performed over the term of the agreement. Revenue from engineering development work is generally recognized on a percentage of completion basis. If a transaction includes both license and service elements, license fee revenue is recognized upon shipment of the software, provided services do not include significant customization or modification of the base product and payment terms are not subject to acceptance criteria. In cases where license fee payments are contingent upon the acceptance of services, revenues from both the license and service elements are deferred until the acceptance criteria are met.

  Deferred revenue consists primarily of the unrecognized portion of revenue under maintenance and support contracts (which revenue is deferred and recognized ratably over the term of such contract) and advance payment of software development fees and license fees.

                           VISIGENIC SOFTWARE, INC.

 Significant Customers and Related Parties

  A relatively small number of customers have accounted for a significant percentage of the Company's total revenue. The following four customers accounted for more than 10% of total revenue:

                                                   YEAR ENDED
                                                    MARCH 31,
                                                   -------------   QUARTER ENDED
                                                   1995    1996    JUNE 30,1996
                                                   -----   -----   -------------
   Customer A.....................................    55%      *          *
   Customer B.....................................    20%      *          *
   Customer C.....................................     *      25%         *
   Customer D.....................................     *       *         34%

- --------
*less than 10%

  Customers C and D are related parties as they were purchasers of Series C convertible preferred stock in May 1996 and are also holders of the convertible notes payable to stockholders (see Note 9). Accounts receivable from these related parties as of June 30, 1996 totalled approximately $1.4 million.

 Export Sales

  The Company markets its products in North America and in foreign countries (primarily Europe and Japan) through its sales personnel, VARs, ISVs and distributors. For fiscal 1996, export sales, which consist of domestic sales to customers in foreign countries, were 10% of total revenue. For fiscal 1995 and for the quarter ended June 30, 1996 export sales were less than 10% of total revenue.

 Concentration of Credit Risk

  Financial instruments which potentially subject the Company to a concentration of credit risk consist principally of accounts receivable. As of March 31, 1996, approximately 75% of accounts receivable were concentrated with ten customers. The Company generally does not require collateral on accounts receivable as the majority of the Company's customers are large, well established companies. The Company provides reserves for credit losses, which to date have been insignificant.

 New Accounting Standard

  In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock-Based Compensation," which will be effective for the Company's 1997 fiscal year. SFAS No. 123 allows companies which have stock-based compensation arrangements with employees to adopt a new fair-value basis of accounting for stock options and other equity instruments or to continue to apply the existing accounting rules under Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," but with additional financial statement disclosure. The Company expects to continue to account for stock-based compensation arrangements under APB Opinion No. 25 and, therefore, does not expect SFAS No. 123 to have a material impact on its financial position, results of operations and cash flows.

 Pro Forma Net Loss per Share

  Pro forma net loss per share is computed using the pro forma weighted average number of common and common equivalent shares outstanding during the period. Common equivalent shares consist of convertible preferred stock (using the if converted method) and stock options (using the treasury stock method). Common stock options are excluded from the computation if their effect is antidilutive. Convertible preferred stock outstanding during the period is included (using the if converted method) in the computation of common equivalent shares even though the effect is antidilutive. Also, pursuant to the Securities and Exchange Commission Staff Accounting Bulletins and staff policy, such computations include all common and common equivalent shares issued within the 12 months preceding the filing date of this registration statement as if they were outstanding for all periods presented. Historical net loss per share amounts have not been presented since such amounts are not deemed meaningful due to the significant change in the Company's capital structure that will occur in connection with the proposed offering.

                           VISIGENIC SOFTWARE, INC.

 Unaudited Interim Financial Data

  The unaudited interim financial statements as of June 30, 1996 and for the quarters ended June 30, 1995 and 1996 have been prepared on the same basis as the audited financial statements and, in the opinion of management, include all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the financial information set forth therein, in accordance with generally accepted accounting principles. The data disclosed in the notes to the consolidated financial statements for these periods are unaudited. The results of operations for the quarter ended June 30, 1996 are not necessarily indicative of the results to be expected for any future period.

3. LINE OF CREDIT:

  The Company has a $1.0 million revolving line of credit agreement (the "Agreement") with a bank, which expires on August 15, 1996. Advances under the Agreement bear interest at the bank's prime lending rate plus 1.25% (9.5% at March 31, 1996), are limited to 80% of eligible accounts receivable and are secured by substantially all of the assets and contractual rights of the Company. The Agreement also contains certain financial restrictions and covenants which require, among others, that the Company maintain a minimum monthly tangible net worth, and a minimum monthly ratio of debt to equity. In addition, the Agreement prohibits the Company from paying dividends without prior bank consent. As of March 31 and June 30, 1996, the Company was in compliance with the financial covenants. There were no borrowings outstanding under the Agreement as of March 31, 1996. As of June 30, 1996, the Company had borrowed $524,000 under the Agreement.

4. COMMITMENTS:

  The Company leases its facilities under operating lease agreements expiring through January 2001. Rent expense for all operating leases totaled approximately $131,000, $192,000 and $304,000 for the years ended March 31, 1994, 1995 and 1996, respectively. Minimum future lease payments under all noncancellable operating leases as of March 31, 1996 were as follows (in thousands):

YEAR ENDING
 MARCH 31,
- -----------
  1997................................................................... $  434
  1998...................................................................    559
  1999...................................................................    571
  2000...................................................................    582
  2001...................................................................    277
                                                                          ------
                                                                          $2,423
                                                                          ======

5. CONVERTIBLE PREFERRED STOCK:

  In June 1996, the Company's Board of Directors approved a one-for-two reverse split of its common and preferred stock. All common and preferred share and per share amounts in the accompanying consolidated financial statements have been adjusted retroactively to give effect to this reverse stock split.

  In conjunction with the proposed initial public offering of the Company's common stock, all outstanding shares of convertible preferred stock will automatically convert into common stock upon closing of the offering. The pro forma effects of this conversion, including the Series C preferred stock and convertible notes payable to stockholders issued in May and June 1996 (see
Note 9), have been reflected in the accompanying consolidated balance sheet as of June 30, 1996.

  The Company's certificate of incorporation, as amended in May 1996, authorizes the issuance of up to 10,000,000 shares of convertible preferred stock, of which the Company has designated 1,606,000 shares as

                           VISIGENIC SOFTWARE, INC.

Series A preferred stock, 6,000,000 shares as Series B preferred stock and 1,000,000 shares as Series C preferred stock. The rights and preferences of the Series A, B and C preferred stock are as follows:

 Dividends

  The holders of Series A, B and C preferred stock are entitled to receive dividends when and as declared by the Board of Directors. No cash dividends can be paid on common stock or preferred stock unless, at the same time, a dividend is paid with respect to all outstanding shares of preferred stock in an amount for each such share equal to the aggregate amount of such dividends payable on that number of shares of common stock into which each such share of preferred stock could then be converted.

 Liquidation Preference

  In the event of any liquidation, dissolution or winding up of the Company, holders of Series A, B and C preferred stock are entitled to receive, in preference to holders of common stock, the amount of $2.40, $4.00 and $9.00 per share, respectively. Such amounts will be adjusted for any stock split, combination, distribution or dividend. After payment of the above amounts, holders of common stock are entitled to receive the amount of $2.40 per share, adjusted for any stock split, combination, distribution or dividend. After payment of the above amounts, holders of Series A preferred stock and common stock are entitled to receive the amount of $1.60 per share for each share of such stock, adjusted for any stock split, combination, distribution or dividend. Any remaining assets would then be distributed ratably among stockholders in proportion to their aggregate preferential amounts.

 Voting Rights

  The holders of preferred stock are entitled to the number of votes equal to the number of shares of common stock into which such preferred stock is convertible.

 Conversion

  Each share of preferred stock is convertible into one share of common stock, at the option of the holder thereof, at any time after the date of issuance. The conversion rate is subject to adjustment for dilution, including, but not limited to, stock splits, stock dividends and stock combinations. In addition, each share of Series A, B and C preferred stock will automatically convert into common stock at the then conversion rate upon the written consent of holders of a majority of all outstanding Series A, B and C preferred stock or upon the closing of an underwritten public offering of the Company's common stock at an aggregate offering price of not less than $10,000,000 and at an offering price per share of at least $4.00 per share, of at least $6.67 per share and of at least $12.00 per share, for Series A, B and C preferred stock, respectively. Holders of Series C preferred stock have agreed to reduce the automatic conversion price of the Series C preferred stock if necessary to cause such stock to convert automatically into shares of common stock upon the completion of the Company's initial public offering.

6. COMMON STOCK:

  In June 1996, the Company's Board of Directors approved a one-for-two reverse split of its common and preferred stock. All common and preferred share and per share amounts in the accompanying consolidated financial statements have been adjusted retroactively to give effect to this reverse stock split.

  Prior to July 1993, the Company issued 232,575 shares of common stock to certain employees and directors of the Company that are subject to certain repurchase rights. These rights of repurchase lapse over a five-year period. As of March 31, 1996, 64,228 shares of common stock are subject to repurchase by the Company at prices ranging from $.08 to $.20 per share.

                           VISIGENIC SOFTWARE, INC.

 Stock Purchase Plans

  In April 1993 and August 1994, the Company adopted Stock Purchase Plans (the "Plans") and authorized the issuance of 952,500 shares thereunder to employees and consultants. Stock purchased under these Plans generally vests ratably over a five-year period. Unvested shares may be repurchased by the Company at the original issuance price in the event of termination.

  As of March 31, 1996, 526,287 shares were issued and outstanding under these Plans at prices ranging from $.20 to $.40 per share, which was the fair market value of the common stock, as determined by the Board of Directors, on the date of grant, of which 289,522 were subject to repurchase. As of March 31, 1996, no further shares were available for issuance under the Plans.

 Stock Option Plan

  In fiscal 1996, the Company established the 1995 Stock Option Plan (the "1995 Plan") and reserved 2,000,000 shares of common stock for issuance. Under the 1995 Plan, the Board of Directors may grant incentive and nonqualified stock options to employees, consultants and directors of the Company. The exercise price per share for an incentive stock option cannot be less than the fair market value, as determined by the Board of Directors, on the date of grant. The exercise price per share for nonqualified stock options cannot be less than 85% of the fair market value, as determined by the Board of Directors, on the date of grant. Options generally expire ten years after the date of grant and vest over a period of five years. Option activity under the 1995 Plan was as follows:

                                                                OPTIONS
                                                              OUTSTANDING
                                                          ---------------------
                                                OPTIONS              PRICE PER
                                               AVAILABLE   SHARES      SHARE
                                               ---------  ---------  ----------
    Authorized................................ 2,000,000        --          --
    Granted...................................  (820,250)   820,250  $      .40
    Exercised.................................       --     (54,068) $      .40
    Canceled..................................    12,932    (12,932) $      .40
                                               ---------  ---------  ----------
   Balance at March 31, 1996.................. 1,192,682    753,250  $      .40
    Authorized................................   500,000        --          --
    Granted...................................  (520,250)   520,250  $.40-$6.00
    Exercised.................................       --    (171,433) $      .40
    Canceled..................................    14,567    (14,567) $      .40
                                               ---------  ---------  ----------
   Balance at June 30, 1996................... 1,186,999  1,087,500  $.40-$6.00
                                               =========  =========  ==========

  At June 30, 1996, options outstanding for the purchase of 59,634 shares were vested under the 1995 Plan at an exercise price of $.40 per share.

 Common Stock Reserved for Future Issuance

  As of June 30, 1996, the Company has reserved the following shares of common stock for future issuance:

   Conversion of Series A preferred stock.............................   803,000
   Conversion of Series B preferred stock............................. 2,871,625
   Conversion of Series C preferred stock.............................   444,444
   Conversion of convertible notes payable to stockholders............   200,000
   Stock Option Plan and options assumed from PostModern.............. 2,636,284
   1996 Stock Plans...................................................   650,000
                                                                       ---------
                                                                       7,605,353
                                                                       =========

                           VISIGENIC SOFTWARE, INC.

7. EMPLOYEE BENEFIT PLAN:

  In June 1995, the Company adopted the Visigenic Software, Inc. 401(k) Plan (the "401(k) Plan"), as allowed under Section 401(k) of the Internal Revenue Code, which provides for tax deferred salary deductions for eligible employees of the Company. Employees who are 21 years of age or older are eligible to participate immediately upon the date of hire and may make voluntary contributions of their compensation to the 401(k) Plan. The 401(k) Plan does not provide for Company contributions and the Company is the administrator.

8. INCOME TAXES:

  The Company accounts for income taxes pursuant to SFAS No. 109, "Accounting for Income Taxes." SFAS No. 109 requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns based upon enacted tax laws and rates applicable to the periods in which taxes become payable. A valuation allowance has been recorded for the entire deferred tax asset as a result of uncertainties regarding realization of the asset including the limited operating history of the Company, the lack of profitability to date and the uncertainty over future operating profitability. Components of the net deferred tax asset are as follows (in thousands):

                                                                   MARCH 31,
                                                                 --------------
                                                                  1995    1996
                                                                 ------  ------
   Net operating loss carryforwards............................. $1,894  $3,398
   Cumulative book to tax differences...........................    750     994
   General business credit carryforwards........................    311     372
                                                                 ------  ------
                                                                  2,955   4,764
   Valuation allowance.......................................... (2,955) (4,764)
                                                                 ------  ------
       Net deferred tax asset................................... $  --   $  --
                                                                 ======  ======

  As of March 31, 1996, the Company had Federal and state net operating loss carryforwards of approximately $9.8 million and $2.0 million, respectively, which expire at various dates through 2011. In addition, as of March 31, 1996, the Company had general business credit carryforwards of approximately $372,000 which expire at various dates through 2011.

  Under current tax law, net operating loss and credit carryforwards available in any given year may be limited upon the occurrence of certain events, including significant changes in ownership interests.

9. SUBSEQUENT EVENTS:

 Acquisition of PostModern Computing Technologies Inc.

  In May 1996, the Company completed the acquisition of PostModern, a developer of distributed object connectivity software. In the acquisition, which was structured as a merger, the Company issued 3,099,821 shares of its common stock, valued at $3.00 per share based on an independent appraisal of the Company's common stock, and paid a total of $2.3 million in exchange for all of PostModern's outstanding shares. The Company also incurred acquisition-related costs of approximately $450,000, resulting in a total purchase price of approximately $13.1 million. In addition, the Company made cash payments, subject to one-year vesting and totaling $1.5 million, to certain PostModern employees. The acquisition of PostModern was accounted for as a purchase in the quarter ended June 30, 1996.

                           VISIGENIC SOFTWARE, INC.

  In connection with the purchase price allocation, the Company received an appraisal of the intangible assets which indicated that approximately $12.0 million of the acquired intangible assets consisted of in process product development. Because there can be no assurance that the Company will be able to successfully complete the development and integration of the PostModern products or that the acquired technology has any alternative future use, the acquired in process product development was charged to expense by Visigenic in its quarter ended June 30, 1996.

  As a result of the purchase price allocation, the excess of the purchase price over net assets acquired is $1.1 million, which is being amortized on a straight-line basis over a period of two years. Management believes that the unamortized balance is recoverable through future operating results.

  In connection with the acquisition, the Company also assumed PostModern's outstanding stock options and reserved 361,785 shares of the Company's common stock for issuance upon exercise of such options at an exercise price of $0.24 to $0.60 per share under similar vesting terms.

 Issuance of Series C Convertible Preferred Stock and Convertible Notes

  On May 24, 1996, the Company sold 444,444 shares of its Series C preferred stock at a price of $9.00 per share to three investors, for aggregate proceeds of $4.0 million. The Company has the right to require these investors to purchase up to an additional $4.0 million in convertible notes at any time prior to October 31, 1996. If the Company has not completed an initial public offering of its Common Stock by August 30, 1996, in order to require the purchase of these convertible notes after September 30, 1996, the Company must achieve revenue of at least $3.6 million for the quarter ended September 30, 1996. Between May 28 and June 7, 1996, the Company issued convertible notes, bearing interest at the rate of 8.25% per annum, for $2.0 million of the available $4.0 million. The principal amount of the notes and all accrued interest are due and payable 3 years after the issuance date. However, upon the closing of the Company's initial public offering, the principal amount of each note and all accrued interest will automatically convert into shares of the Company's common stock at the lesser of $13.00 per share or the offering price per share to the public, and the Series C preferred stock will automatically convert into shares of the Company's common stock. The Company used a portion of the proceeds from the sale of the Series C preferred stock and the convertible notes to pay amounts payable in connection with the acquisition of PostModern.

 1996 Employee Stock Purchase Plan

  The Company's 1996 Employee Stock Purchase Plan (the "Purchase Plan") was adopted by the Company's Board of Directors in June 1996, subject to approval by the stockholders. A total of 450,000 shares of common stock has been reserved for issuance under the Purchase Plan. The Purchase Plan permits eligible employees to purchase common stock at 85% of the lower of the fair market value of the Company's common stock on the first day or the last day of each six-month offering period.

 1996 Outside Directors Stock Option Plan

  The Company's 1996 Outside Directors Stock Option Plan (the "Directors Plan") was adopted by the Company's Board of Directors in June 1996, subject to approval by the stockholders. A total of 200,000 shares of common stock has been reserved for issuance under the Directors Plan. The Directors Plan provides for the initial grant of nonstatutory stock options to purchase 15,000 shares of common stock on the earlier of the first annual meeting following the initial public offering of the Company's common stock or the date on which the optionee first becomes a nonemployee director of the Company, and an additional option to purchase 5,000 shares of common stock on the next anniversary to existing and future nonemployee directors of the Company. The exercise price per share of all options granted under the Directors Plan will equal the fair market value of a share of the Company's common stock on the date of grant of the option.

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To PostModern Computing Technologies Inc.:

  We have audited the accompanying balance sheets of PostModern Computing Technologies Inc. (a California corporation) as of March 31, 1995 and 1996 and the related statements of operations, shareholders' equity and cash flows for each of the three years in the period ended March 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PostModern Computing Technologies Inc. as of March 31, 1995 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 1996 in conformity with generally accepted accounting principles.

                                          ARTHUR ANDERSEN LLP

San Jose, California
May 31, 1996

                     POSTMODERN COMPUTING TECHNOLOGIES INC.

                                 BALANCE SHEETS

                                                                MARCH 31,
                                                            ------------------
                                                              1995      1996
                                                            --------  --------
                          ASSETS
CURRENT ASSETS:
  Cash..................................................... $ 38,342  $ 56,860
  Accounts receivable......................................  138,383   303,604
  Prepaid expenses.........................................    6,200    33,714
                                                            --------  --------
    Total current assets...................................  182,925   394,178
                                                            --------  --------
PROPERTY AND EQUIPMENT:
  Computer equipment.......................................   53,719    85,596
  Furniture and fixtures...................................    5,295    27,626
                                                            --------  --------
                                                              59,014   113,222
  Less--Accumulated depreciation...........................  (29,479)  (47,680)
                                                            --------  --------
    Net property and equipment.............................   29,535    65,542
                                                            --------  --------
OTHER ASSETS...............................................    6,457    14,051
                                                            --------  --------
                                                            $218,917  $473,771
                                                            ========  ========
           LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Note payable to shareholders............................. $ 22,500  $    --
  Accounts payable.........................................   13,035   109,488
  Accrued payroll and related benefits.....................   95,541    55,312
  Deferred revenue.........................................   19,321   189,252
                                                            --------  --------
    Total current liabilities..............................  150,397   354,052
                                                            --------  --------
COMMITMENTS (Note 3)
SHAREHOLDERS' EQUITY:
  Convertible preferred stock, no par value                      --        --
   Authorized--5,000,000 shares
   Outstanding--none
  Common stock, no par value
   Authorized--20,000,000 shares
   Outstanding--6,600,000 and 6,920,000 shares in 1995 and
    1996, respectively.....................................   18,775    50,775
  Note receivable from shareholder.........................      --    (32,000)
  Retained earnings........................................   49,745   100,944
                                                            --------  --------
    Total shareholders' equity.............................   68,520   119,719
                                                            --------  --------
                                                            $218,917  $473,771
                                                            ========  ========

      The accompanying notes are an integral part of these balance sheets.

                     POSTMODERN COMPUTING TECHNOLOGIES INC.

                            STATEMENTS OF OPERATIONS

                                                      YEAR ENDED MARCH 31,
                                                  -----------------------------
                                                    1994     1995       1996
                                                  -------- ---------  ---------
REVENUE:
  Software products.............................. $324,874 $ 253,056  $ 304,161
  Consulting, maintenance and other..............  319,349   250,758    697,702
                                                  -------- ---------  ---------
    Total revenue................................  644,223   503,814  1,001,863
                                                  -------- ---------  ---------
COST OF REVENUE:
  Software products..............................    9,459    31,746     43,340
  Consulting, maintenance and other..............   74,613   140,622    219,228
                                                  -------- ---------  ---------
    Total cost of revenue........................   84,072   172,368    262,568
                                                  -------- ---------  ---------
GROSS PROFIT.....................................  560,151   331,446    739,295
                                                  -------- ---------  ---------
OPERATING EXPENSES:
  Research and development.......................  116,840   150,428    223,297
  Sales and marketing............................   87,681   183,264    240,383
  General and administrative.....................   83,104   176,672    211,766
                                                  -------- ---------  ---------
    Total operating expenses.....................  287,625   510,364    675,446
                                                  -------- ---------  ---------
    Income (loss) before provision for income
     taxes.......................................  272,526  (178,918)    63,849
PROVISION FOR INCOME TAXES.......................      --        --       5,000
                                                  -------- ---------  ---------
NET INCOME (LOSS)................................ $272,526 $(178,918) $  58,849
                                                  ======== =========  =========


   The accompanying notes are an integral part of these financial statements.

                     POSTMODERN COMPUTING TECHNOLOGIES INC.

                       STATEMENTS OF SHAREHOLDERS' EQUITY

                               COMMON STOCK
                            -------------------    NOTES    RETAINED
                              SHARES    AMOUNT   RECEIVABLE EARNINGS   TOTAL
                            ----------  -------  ---------- --------  --------
BALANCE, MARCH 31, 1993.... 10,000,000  $35,775   $    --   $ (3,863) $ 31,912
  Declaration and payment
   of dividend.............        --       --         --    (40,000)  (40,000)
  Net income...............        --       --         --    272,526   272,526
                            ----------  -------   --------  --------  --------
BALANCE, MARCH 31, 1994.... 10,000,000   35,775        --    228,663   264,438
  Issuance of common stock
   ........................    500,000   25,000        --        --     25,000
  Repurchase of common
   stock .................. (3,900,000) (42,000)       --        --    (42,000)
  Net loss.................        --       --         --   (178,918) (178,918)
                            ----------  -------   --------  --------  --------
BALANCE, MARCH 31, 1995....  6,600,000   18,775        --     49,745    68,520
  Declaration and payment
   of dividend.............        --       --         --     (7,650)   (7,650)
  Issuance of common stock
   ........................    320,000   32,000    (32,000)      --        --
  Net income...............        --       --         --     58,849    58,849
                            ----------  -------   --------  --------  --------
BALANCE, MARCH 31, 1996....  6,920,000  $50,775   $(32,000) $100,944  $119,719
                            ==========  =======   ========  ========  ========


   The accompanying notes are an integral part of these financial statements.

                     POSTMODERN COMPUTING TECHNOLOGIES INC.

                            STATEMENTS OF CASH FLOWS

                                                    YEAR ENDED MARCH 31,
                                                 -----------------------------
                                                   1994      1995       1996
                                                 --------  ---------  --------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss)............................. $272,526  $(178,918) $ 58,849
  Adjustments to reconcile net income (loss) to
   net cash provided by (used in) operating
   activities--
   Depreciation and amortization................    7,680     11,572    18,201
   Changes in net assets and liabilities--
    Decrease (increase) in accounts receivable.. (139,206)    37,532  (165,221)
    Increase in prepaid expenses................      --      (6,200)  (27,514)
    Increase (decrease) in accounts payable.....    7,053     (2,715)   96,453
    Increase (decrease) in accrued liabilities..   (6,000)    87,041   (40,229)
    Increase in deferred revenue................    8,344     10,977   169,931
                                                 --------  ---------  --------
     Net cash provided by (used in) operating
      activities................................  150,397    (40,711)  110,470
                                                 --------  ---------  --------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of property and equipment...........  (13,850)   (20,995)  (54,208)
  Other assets..................................   (2,567)    (2,703)   (7,594)
                                                 --------  ---------  --------
     Net cash used in investing activities......  (16,417)   (23,698)  (61,802)
                                                 --------  ---------  --------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from issuance of common stock........      --      25,000       --
  Repurchase of common stock....................      --     (42,000)      --
  Payment of cash dividends to shareholders.....  (40,000)       --     (7,650)
  Borrowings from (repayments to) shareholders..      --      22,500   (22,500)
                                                 --------  ---------  --------
     Net cash provided by (used in) financing
      activities................................  (40,000)     5,500   (30,150)
                                                 --------  ---------  --------
NET INCREASE (DECREASE) IN CASH.................   93,980    (58,909)   18,518
CASH, BEGINNING OF PERIOD.......................    3,271     97,251    38,342
                                                 --------  ---------  --------
CASH, END OF PERIOD............................. $ 97,251  $  38,342  $ 56,860
                                                 ========  =========  ========


   The accompanying notes are an integral part of these financial statements.

                    POSTMODERN COMPUTING TECHNOLOGIES INC.

                         NOTES TO FINANCIAL STATEMENTS

                                MARCH 31, 1996

1. THE COMPANY:

  PostModern Computing Technologies Inc. (the "Company") was incorporated in October 1991 in California. The Company, which is closely held, operates in a single industry segment and is involved in the design, marketing and support of distributed object connectivity software.

  In May 1996, the Company was acquired by Visigenic Software, Inc. ("Visigenic"), a Delaware corporation, according to the terms of an agreement which provides that the Company be merged with and into Visigenic (the "Acquisition"). In connection with the Acquisition, Visigenic issued 3,099,821 shares of its common stock and paid cash consideration of approximately $2.3 million in exchange for all of the outstanding shares of common stock of the Company and assumed all issued and outstanding options to purchase common stock of the Company. In addition, at the closing of the Acquisition, Visigenic made cash payments to certain employees of the Company totaling $1.5 million, subject to one-year vesting. The Acquisition was structured as a tax-free exchange according to Section 368(a)(II)(E) of the Internal Revenue Code.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

 Revenue Recognition

  The Company generates revenue from licensing the rights to use its software products, sales of post-contract support, development contracts, consulting services and training services performed for customers who license its products.

  Revenue from software license agreements is recognized upon shipment of the software if there are no significant post-delivery obligations and collection is probable. If an acceptance period is required, revenue is recognized upon the earlier of customer acceptance or the expiration of the acceptance period. Revenue from post-contract support services is recognized ratably over the term of the support period. Consulting revenue is primarily related to development and customization services performed on a time and material basis under separate service and consulting arrangements. Revenue from development contracts and training services is recognized as the services are performed over the term of the agreement. In cases where license fee payments are contingent upon the acceptance of services, revenue from both the license and the service elements is deferred until the acceptance criteria are met.

 Significant Customers

  For fiscal 1994, 1995 and 1996, the combined revenue from five customers accounted collectively for 96%, 88% and 83% of total revenue, respectively. The following customers accounted for more than 10% of total revenue:

                                                                    YEAR ENDED
                                                                    MARCH 31,
                                                                  ----------------
                                                                  1994  1995  1996
                                                                  ----  ----  ----
Customer A.......................................................  74%    *     *
Customer B.......................................................   *    44%   29%
Customer C.......................................................   *    18%    *
Customer D.......................................................   *    11%   10%
Customer E.......................................................   *     *    25%
Customer F.......................................................   *     *    12%

- --------
*less than 10%

                    POSTMODERN COMPUTING TECHNOLOGIES INC.

 Export Revenue

  Export revenue for fiscal 1996, which consisted of sales to a customer in Japan, was 12% of total revenue. Export revenue was less than 10% of total revenue for fiscal 1994 and 1995.

 Concentration of Credit Risk

  Financial instruments which potentially subject the Company to a concentration of credit risk consist principally of accounts receivable. As of March 31, 1996, approximately 72% of accounts receivable were concentrated with five customers. The Company believes that its credit and collection procedures are adequate to monitor and evaluate risk among its customer base. For fiscal 1994, 1995 and 1996 credit losses have been insignificant.

 Software Development Costs

  The Company capitalizes eligible software development costs upon the establishment of technological feasibility, which the Company has defined as completion of a working model. For fiscal 1994, 1995 and 1996, costs which were eligible for capitalization, after consideration of factors such as realizable value, were insignificant and, thus, the Company has charged all software development costs to research and development expense in the accompanying statements of operations.

 Property and Equipment

  Property and equipment are stated at cost. Depreciation is computed using the double declining balance method over the estimated useful lives of the assets of five to seven years.

 Use of Estimates in Preparation of Financial Statements

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reporting amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported results of operations during the reporting period. Actual results could differ from those estimates.

3. COMMITMENTS:

  The Company leases its office space under a non-cancelable operating lease which expires on March 31, 1998. Rent expense for all operating leases was approximately $23,000, $38,000 and $38,000 for fiscal 1994, 1995 and 1996, respectively. Future minimum lease payments under all non-cancelable operating leases are as follows:

   YEAR ENDING
    MARCH 31,
   -----------
     1997............................................................. $126,000
     1998.............................................................  129,000
                                                                       --------
                                                                       $255,000
                                                                       ========

4. LINE OF CREDIT:

  In December 1995, the Company entered into a line of credit agreement (the "Agreement") with a bank which allows for borrowings of up to $125,000 and expires in December 1996. Advances under the Agreement, which are secured by substantially all of the Company's assets and contractual rights of the Company, bear interest at the bank's prime lending rate plus 1.0% (9.25% at March 31, 1996). As of March 31, 1996, there were no borrowings outstanding under the Agreement.

                    POSTMODERN COMPUTING TECHNOLOGIES INC.

5. STOCK OPTION PLAN:

  In November 1995, the Company established the 1995 Stock Option Plan (the "Plan") and reserved 1,980,000 shares of common stock for issuance thereunder. Under the Plan, the Board of Directors may grant incentive stock options to employees and directors at the fair market value of the shares, as determined by the Board of Directors, on the date of grant. The exercise price per share for nonqualified stock options cannot be less than 85% of fair market value of the shares, as determined by the Board of Directors, on the date of grant. Options generally expire ten years after the date of grant and vest over a period of four years. Activity under the Plan is summarized as follows:

                                            OPTIONS
                                           AVAILABLE     OPTIONS      PRICE
                                          FOR ISSUANCE OUTSTANDING  PER SHARE
                                          ------------ ----------- ------------
   Authorized for issuance...............   1,980,000         --            --
   Granted...............................  (1,644,500)  1,644,500  $0.10--$0.25
                                           ----------   ---------  ------------
   Balance, March 31, 1996...............     335,500   1,644,500  $0.10--$0.25
                                           ==========   =========  ============

  As of March 31, 1996, options to purchase 826,250 shares of common stock at prices ranging from $0.10 to $0.25 were fully vested and exercisable. In connection with the Acquisition, Visigenic assumed all outstanding options of the Company.

6. INCOME TAXES:

  Through December 31, 1995, the Company was an S corporation. Effective January 1, 1996, the Company changed to C corporation status. Federal and state income tax regulations require that the income or loss of an S corporation be included in the tax returns of the individual shareholders. Accordingly, no provision for taxes is made in the accompanying financial statements for fiscal 1994, 1995 and for the period from April 1, 1995 to December 31, 1995.

  The Company accounts for income taxes pursuant to SFAS No. 109, "Accounting for Income Taxes." SFAS No. 109 provides for an asset and liability approach to accounting for income taxes under which deferred income taxes are provided based upon enacted tax laws and rates applicable to the periods in which taxes become payable. The provision for income taxes for the year ended March 31, 1996 was as follows:

   Current provision:
     Federal............................................................ $5,000
     State..............................................................  1,000
                                                                         ------
                                                                          6,000
                                                                         ------
   Deferred benefit:
     Federal............................................................ (1,000)
     State..............................................................    --
                                                                         ------
                                                                         (1,000)
                                                                         ------
   Total provision for income taxes..................................... $5,000
                                                                         ======

  As of March 31, 1996, the components of the net deferred income tax asset of approximately $1,000 consisted of differences in book versus tax depreciation and nondeductible reserves and accruals.

      VISIGENIC SOFTWARE, INC. AND POSTMODERN COMPUTING TECHNOLOGIES INC.

                               ----------------

                         PRO FORMA CONDENSED COMBINED
                             FINANCIAL STATEMENTS
                                  (UNAUDITED)

  In May 1996, Visigenic Software, Inc. (the "Company" or "Visigenic") completed the acquisition of PostModern Computing Technologies Inc., a California corporation ("PostModern"). PostModern is a developer of distributed object software. The acquisition of PostModern has been accounted for as a purchase.

  The accompanying pro forma condensed combined statement of operations for the fiscal year ended March 31, 1996 and the quarter ended June 30, 1996 assumes that the acquisition took place as of the beginning of fiscal 1996, and combines Visigenic's and PostModern's statements of operations for each Company's respective fiscal year ended March 31, 1996 and quarters ended June 30, 1996. The historical financial statements of PostModern for the quarter ended June 30, 1996 only include two months of operations as it was merged into Visigenic effective May 31, 1996. The pro forma condensed combined statement of operations for the fiscal year ended March 31, 1996 does not include the effect of any nonrecurring charges directly attributable to the acquisition.

  The purchase price allocation reflected in the accompanying pro forma condensed combined financial statements has been prepared on an estimated basis. The effects resulting from any differences in the final allocation of the purchase price are not expected to have a material effect on the Company's financial statements.

  The accompanying pro forma condensed combined financial statements should be read in conjunction with the historical financial statements and related notes thereto for both Visigenic and PostModern, which are included in this Prospectus.

                          VISIGENIC SOFTWARE, INC. AND
                     POSTMODERN COMPUTING TECHNOLOGIES INC.

                               ----------------

             PRO FORMA CONDENSED COMBINED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                            YEAR ENDED MARCH 31, 1996
                                   -------------------------------------------
                                   HISTORICAL HISTORICAL  PRO FORMA  PRO FORMA
                                   VISIGENIC  POSTMODERN ADJUSTMENTS COMBINED
                                   ---------- ---------- ----------- ---------
REVENUE:
  Software products..............   $ 4,479     $  304      $ --      $ 4,783
  Service and other..............     1,096        698        --        1,794
                                    -------     ------                -------
    Total revenue................     5,575      1,002                  6,577
                                    -------     ------                -------
COST OF REVENUE:
  Software products..............       284         44        --          328
  Service and other..............       727        219        --          946
                                    -------     ------                -------
    Total cost of revenue........     1,011        263                  1,274
                                    -------     ------                -------
GROSS PROFIT.....................     4,564        739                  5,303
                                    -------     ------                -------
OPERATING EXPENSES:
  Product development............     4,348        223      1,317(a)    5,888
  Sales and marketing............     3,215        240        183(a)    3,638
  General and administrative.....     1,465        212        --        1,677
  Amortization of excess of
   purchase price over net assets
   acquired......................       --         --         522(a)      522
                                    -------     ------                -------
    Total operating expenses.....     9,028        675                 11,725
                                    -------     ------                -------
    Operating income (loss)......    (4,464)        64        --       (6,422)
INTEREST AND OTHER INCOME, net...        85        --         --           85
                                    -------     ------                -------
INCOME (LOSS) BEFORE PROVISION
 FOR INCOME TAXES................    (4,379)        64        --       (6,337)
PROVISION FOR INCOME TAXES.......       --           5          5(b)      --
                                    -------     ------                -------
NET INCOME (LOSS)................   $(4,379)    $   59                $(6,337)
                                    =======     ======                =======
NET LOSS PER SHARE...............   $  (.39)                          $  (.57)
                                    =======                           =======
PRO FORMA WEIGHTED AVERAGE COMMON
 AND COMMON EQUIVALENT SHARES....    11,120                            11,120(c)
                                    =======                           =======

         The accompanying notes are an integral part of this statement.

                          VISIGENIC SOFTWARE, INC. AND
                     POSTMODERN COMPUTING TECHNOLOGIES INC.

                               ----------------

             PRO FORMA CONDENSED COMBINED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                           QUARTER ENDED JUNE 30, 1996
                                   -------------------------------------------
                                   HISTORICAL HISTORICAL  PRO FORMA  PRO FORMA
                                   VISIGENIC  POSTMODERN ADJUSTMENTS COMBINED
                                   ---------- ---------- ----------- ---------
REVENUE:
  Software products..............   $  2,505    $  24       $ --     $  2,529
  Service and other..............        456      108         --          564
                                    --------    -----                --------
    Total revenue................      2,961      132                   3,093
                                    --------    -----                --------
COST OF REVENUE:
  Software products..............        138       11         --          149
  Service and other..............        295       65         --          360
                                    --------    -----                --------
    Total cost of revenue........        433       76                     509
                                    --------    -----                --------
GROSS PROFIT.....................      2,528       56                   2,584
                                    --------    -----                --------
OPERATING EXPENSES:
  Product development............      1,657       64         --        1,721
  Sales and marketing............      2,006       68         --        2,074
  General and administrative.....        473       74         --          547
  Purchased in process product
   development...................     12,014      --          --       12,014
  Amortization of excess of
   purchase price over net assets
   acquired......................         43      --           86(a)      129
                                    --------    -----                --------
    Total operating expenses.....     16,193      206                  16,485
                                    --------    -----                --------
    Operating income (loss)......    (13,665)    (150)        --      (13,901)
INTEREST AND OTHER INCOME, net...          6      --          --            6
                                    --------    -----                --------
INCOME (LOSS) BEFORE PROVISION
 FOR INCOME TAXES................    (13,659)    (150)        --      (13,895)
PROVISION FOR INCOME TAXES.......        --       --          --          --
                                    --------    -----                --------
NET INCOME (LOSS)................   $(13,659)   $(150)               $(13,895)
                                    ========    =====                ========
NET LOSS PER SHARE...............   $  (1.21)                        $  (1.23)
                                    ========                         ========
PRO FORMA WEIGHTED AVERAGE COMMON
 AND COMMON EQUIVALENT SHARES....     11,289                           11,289(c)
                                    ========                         ========

         The accompanying notes are an integral part of this statement.

      VISIGENIC SOFTWARE, INC. AND POSTMODERN COMPUTING TECHNOLOGIES INC.

                               ----------------

          NOTES TO PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
                                  (UNAUDITED)

NOTE 1. PRO FORMA ADJUSTMENTS

  Certain pro forma adjustments have been made to the accompanying pro forma condensed combined statements of operations as described below:

  (a) Reflects the amortization of the excess of the purchase price over net assets acquired of approximately $1.1 million, which will be amortized on a straight line basis over its estimated life of two years, and $1.5 million of cash payments made to certain PostModern employees subject to one-year vesting.

  (b) Reflects the elimination of the PostModern tax provision for fiscal 1996 due to the pro forma 1996 net loss.

  (c) Pro forma weighted average common and common equivalent shares do not include common stock equivalents as inclusion of these shares would be anti-dilutive. The stand alone Visigenic and the pro forma combined weighted average common and common equivalent shares are identical as the Visigenic shares issued to PostModern shareholders are included in the stand alone Visigenic weighted average share calculation pursuant to the Securities and Exchange Commission Staff Accounting Bulletin No. 83.

NOTE 2. PURCHASE PRICE ALLOCATION

  In connection with the acquisition, the Company exchanged 3,099,821 shares of its common stock, valued at $3.00 per share based on an independent appraisal of the Company's stock, and paid cash consideration of approximately $2.3 million in exchange for all of the outstanding shares of common stock of PostModern. The Company also incurred acquisition related costs of approximately $450,000 resulting in a total purchase price of approximately $13.1 million. In addition to the forgoing, at the closing of the acquisition, the Company made cash payments to certain PostModern employees totaling $1.5 million. In the event that such employees leave the Company within the 12 months following the date of acquisition, the employees must refund back to the Company a pro rata portion of the payment for the months they are no longer employees.

  In connection with the purchase price allocation, the Company received an appraisal of the intangible assets which indicated that approximately $12.0 million of the acquired intangible assets consisted of in process product development. Because there can be no assurance that the Company will be able to successfully complete the development and integration of the PostModern products or that the acquired technology has any alternative future use, the acquired in process product development was charged to expense by Visigenic in its quarter ended June 30, 1996 and is reflected in the accompanying pro forma statement of operations for the quarter ended June 30, 1996.

  As a result of the purchase price allocation, the excess of the purchase price over net assets acquired is $1.1 million, which is being amortized on a straight-line basis over a period of two years. Management believes that the unamortized balance is recoverable through future operating results.

Digitalized artwork illustrating how the Visigenic database connectivity and distributed object connectivity products simplify the development, deployment and management of distributed applications in today's complex environment.

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

  NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY IN-FORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY SELLING STOCK-HOLDER OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, TO ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION WOULD BE UNLAWFUL OR TO ANY PERSON TO WHOM IT IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY OFFER OR SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                                  -----------

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
Prospectus Summary.......................................................   3
Risk Factors.............................................................   6
Use of Proceeds..........................................................  16
Dividend Policy..........................................................  16
Capitalization...........................................................  17
Dilution.................................................................  18
Selected Consolidated Financial Data.....................................  19
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  20
Business.................................................................  28
Management...............................................................  43
Certain Transactions.....................................................  51
Principal and Selling Stockholders.......................................  54
Description of Capital Stock.............................................  57
Shares Eligible for Future Sale..........................................  59
Underwriting.............................................................  61
Legal Matters............................................................  62
Experts..................................................................  62
Additional Information...................................................  62
Index to Financial Statements............................................ F-1

                                  -----------

  UNTIL , 1996 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS EF-FECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATIONS OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                               2,100,000 SHARES

              [LOGO OF OF VISIGENIC SOFTWARE, INC. APPEARS HERE]

                                 COMMON STOCK

                                ---------------
                                  PROSPECTUS
                                ---------------

                               HAMBRECHT & QUIST

                         ROBERTSON, STEPHENS & COMPANY

                                      , 1996


- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  The following table sets forth all expenses, other than the underwriting discounts and commissions, payable by the Company in connection with the sale of the Common Stock being registered. Pursuant to the Registration Rights Agreement dated March 31, 1993, as supplemented on May 10, 1996, the Company is paying all of the expenses incurred on behalf of the Selling Stockholders (other than underwriting discounts and commissions). All amounts shown are estimates except for the registration fee and the NASD filing fee.

                                                                       AMOUNT TO
                                                                        BE PAID
                                                                       ---------
Registration fee...................................................... $  9,160
NASD filing fee.......................................................    3,157
Nasdaq National Market fee............................................     *
Blue sky qualification fees and expenses..............................   10,000
Printing and engraving expenses.......................................     *
Legal fees and expenses...............................................     *
Accounting fees and expenses..........................................     *
Transfer agent and registrar fees.....................................     *
Fee for Custodian for Selling Stockholders............................     *
Miscellaneous.........................................................     *
                                                                       --------
    Total............................................................. $750,000
                                                                       ========

  --------

  * To be supplied by amendment.

ITEM 14. INDEMNIFICATION OF OFFICERS AND DIRECTORS.

  Section 145 of the Delaware General Corporation Law permits indemnification of officers, directors, and other corporate agents under certain circumstances and subject to certain limitations. The Company's Certificate of Incorporation, as amended, and Bylaws provide that the Company shall indemnify its directors, officers, employees and agents to the full extent permitted by Delaware General Corporation Law, including in circumstances in which indemnification is otherwise discretionary under Delaware law. In addition, the Company intends to enter into separate indemnification agreements with its directors, officers and certain employees which would require the Company, among other things, to indemnify them against certain liabilities which may arise by reason of their status or service (other than liabilities arising from willful misconduct of a culpable nature) and to maintain directors' and officers' liability insurance, if available on reasonable terms.

  These indemnification provisions and the indemnification agreement to be entered into between the Company and its officers and directors may be sufficiently broad to permit indemnification of the Company's officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act.

  The Underwriting Agreement filed as Exhibit 1.1 to this Registration Statement provides for indemnification by the Underwriters of the Company and its officers and directors for certain liabilities arising under the Securities Act, or otherwise.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

  Since February 12, 1993, the date of its incorporation, the Company has sold and issued the following unregistered securities (as adjusted where appropriate for the proposed reverse stock split whereby each two outstanding shares of Common Stock will be converted into one share of Common Stock):

(a) On March 3, 1993, the Company issued 2,000,000 shares of its Common Stock to Roger Sippl at $0.08 per share, for an aggregate purchase price of $160,000.

(b) On March 31, 1993, the Company issued 803,000 shares of its Series A Preferred Stock to 55 stockholders at $2.40 per share, for an aggregate of $1,927,200.

(c) In June 1993, the Company issued 37,500 shares of its Common Stock to 3 stockholders at $0.20 per share, for an aggregate purchase of $7,500.

(d) From December 1993 through January 1994, the Company issued 871,625 shares of its Series B Preferred Stock to 40 stockholders at $4.00 per share, for an aggregate of $3,486,500.

(e) From April 1994 through August 1994, the Company issued 625,000 shares of its Series B Preferred Stock to 29 stockholders at $4.00 per share, for an aggregate of $2,500,000.

(f) From May 1995 through August 1995, the Company issued 1,375,000 shares of its Series B Preferred Stock to 29 stockholders at $4.00 per share, for an aggregate of $5,500,000.

(g) In April 1996, the Company entered into an Agreement and Plan of Reorganization with PostModern Computing Technologies Inc. ("PostModern") pursuant to which the Company issued 3,099,821 shares of its Common Stock, and options to purchase 361,785 shares of its Common Stock to the seven former shareholders and optionholders of PostModern.

(h) In May 1996, the Company entered into an Agreement and Plan of Reorganization with Data Accessibility Solutions, Inc. ("DASI") pursuant to which the Company issued 12,500 shares of its Common Stock to the two former shareholders of DASI.

(i) In May 1996, the Company issued 444,444 shares of its Series C Preferred Stock to 3 stockholders at $9.00 per share, for an aggregate of $3,999,996.

(j) In May and June 1996, the Company issued convertible notes to 3 stockholders in the aggregate principal amount of $2.0 million.

(k) Between February 12, 1993 and June 30, 1996, the Company sold an aggregate of 971,462 shares of its Common Stock to 60 stockholders for an aggregate of $604,594 and issued options to purchase an aggregate of 1,341,000 shares of Common Stock with an exercise price equal to the fair market value on the date of grant as determined by the Board of Directors to 117 optionholders.

  There were no underwriters employed in connection with any of the transactions set forth in Item 15.

  For additional information concerning these equity investment transactions, reference is made to the information contained under the caption "Certain Transactions" in the form of Prospectus included herein.

  The issuances described in Items 15(a) through 15(f) and Items 15(i), 15(j) and 15(k) were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act as transactions by an issuer not involving a public offering. In addition, certain issuances described in Items 15(g) and Item 15(h) were deemed to be exempt from registration under the Securities Act in reliance on Section 3(a)(10) of the Securities Act. Certain issuances described in Item 15(k) were deemed exempt from registration under the Securities Act in reliance on Section 4(2) or Rule 701 promulgated thereunder as transactions pursuant to compensatory benefit plans and contracts relating to compensation. The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and other instruments issued in such transactions. All recipients either received adequate information about the Company or had access, through employment or other relationships, to such information.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

  (a) Exhibits.

   EXHIBIT
   NUMBER                         DESCRIPTION OF DOCUMENT
   -------                        -----------------------
    1.1+   Form of Underwriting Agreement.
    2.1+   Agreement and Plan of Reorganization between the Company and
           PostModern Computing Technologies Inc., dated April 28, 1996.
    3.1A   Certificate of Incorporation, as amended.
    3.1B   Form of Restated Certificate of Incorporation to be filed after the effectiveness of the offering.
    3.2A+  Amended and Restated Bylaws.
    3.2B   Proposed form of Bylaws to be adopted before the effective date of this Registration Statement.
    4.1    Specimen Common Stock Certificate of the Company.
    4.2+   Registration Rights Agreement between the Company and certain investors dated March 31, 1993.
    4.3+   Supplemental Registration Rights Agreement between the Company and certain investors dated May 10, 1996.
    5.1+   Opinion of Gray Cary Ware & Freidenrich, A Professional Corporation.
   10.1    Form of Indemnification Agreement for directors and officers.
   10.2+   1995 Stock Option Plan and forms of agreements thereunder.
   10.3    1996 Employee Stock Purchase Plan.
   10.4    1996 Outside Directors Stock Option Plan.
   10.5+   Non-Compete and Non-Solicitation Agreement between the Company and
           Jens Christensen dated April 28, 1996.
   10.6+   Non-Compete and Non-Solicitation Agreement between the Company and
           Neguine Navab dated April 28, 1996.
   10.7+   Non-Compete and Non-Solicitation Agreement between the Company and
           Prasad Mokkapatti dated April 28, 1996.
   10.8+   Convertible Note and Series C Preferred Stock Purchase Agreement by
           and among the Company, Cisco Systems, Inc., Netscape Communications
           Corporation and Platinum technology dated May 24, 1996.
   10.9+   Form of Convertible Promissory Note.
   10.10*  Source Code License Agreement, as amended, between the Company and
           Microsoft Corporation ("Microsoft") dated June 20, 1995.
   10.11*  Source Code License Agreement between the Company and Microsoft
           Corporation dated February 10, 1995.
   10.12   Lease Agreement, as amended, between the Company and San Mateo
           Office Limited, dated March 7, 1993.
   11.1+   Statement regarding computation of per share loss.
   23.1    Consent of Independent Auditors (see page II-7).
   23.2+   Consent of Counsel (included in Exhibit 5.1).
   24.1+   Power of Attorney (see page II-5 of Registration Statement No. 333-
           06285 filed on June 19, 1996).
   27.0+   Financial Data Schedule (available in EDGAR format only).

  --------
  * To be filed by amendment.
  + Previously filed.

(b) Financial Statement Schedules.

    All schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

ITEM 17. UNDERTAKINGS

  The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

  Insofar as indemnification by the Registrant for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referenced in Item 14 of this Registration Statement or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  The undersigned registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective; and

    (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS AMENDMENT NO. 2 TO ITS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF SAN MATEO, COUNTY OF SAN MATEO, STATE OF CALIFORNIA, ON THE 29TH DAY OF JULY 1996.

                                          VISIGENIC SOFTWARE, INC.

                                                   /s/ Mark D. Hanson
                                          By: _________________________________
                                                      MARK D. HANSON
                                               PRESIDENT AND CHIEF OPERATING
                                                          OFFICER

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED:

              SIGNATURE                        TITLE                 DATE

         /s/ Roger J. Sippl*           Chief Executive
- -------------------------------------   Officer and             July 29, 1996
           ROGER J. SIPPL               Director (Principal
                                        Executive Officer)

        /s/ Kevin C. Eichler           Vice President--
- -------------------------------------   Finance (Principal      July 29, 1996
          KEVIN C. EICHLER              Financial and
                                        Accounting Officer)

           /s/ Gill Cogan*             Director
- -------------------------------------                           July 29, 1996
             GILL COGAN

        /s/ Cristina Morgan*           Director
- -------------------------------------                           July 29, 1996
           CRISTINA MORGAN

              SIGNATURE                         TITLE                DATE

         /s/ Michael Moritz*            Director
- -------------------------------------                           July 29, 1996
           MICHAEL MORITZ

      /s/ E. E. van Bronkhorst*         Director
- -------------------------------------                           July 29, 1996
        E. E. VAN BRONKHORST

         /s/ J. Sidney Webb*            Director
- -------------------------------------                           July 29, 1996
           J. SIDNEY WEBB

           /s/ Eric Young*              Director
- -------------------------------------                           July 29, 1996
             ERIC YOUNG

        /s/ Jens Christensen*           Director
- -------------------------------------                           July 29, 1996
          JENS CHRISTENSEN

*By: /s/   Mark D. Hanson
  ----------------------------------
           MARK D. HANSON
         (ATTORNEY-IN-FACT)

                                                                    EXHIBIT 23.1

                       CONSENT OF INDEPENDENT ACCOUNTANTS

  As independent public accountants, we hereby consent to the use of our reports and to all references to our Firm included in or made a part of this registration statement.

                                          ARTHUR ANDERSEN LLP

San Jose, California

July 29, 1996

                                 EXHIBIT INDEX

                                                                   SEQUENTIALLY
   EXHIBIT                                                           NUMBERED
   NUMBER                                                              PAGE
   -------                                                         ------------
    1.1+   Form of Underwriting Agreement.
    2.1+   Agreement and Plan of Reorganization between the
           Company and PostModern Computing Technologies Inc.,
           dated April 28, 1996.
    3.1A   Certificate of Incorporation, as amended.
    3.1B   Form of Restated Certificate of Incorporation to be
           filed after the effectiveness of the offering.
    3.2A+  Amended and Restated Bylaws.
    3.2B   Proposed form of Bylaws to be adopted before the
           effective date of this Registration Statement.
    4.1    Specimen Common Stock Certificate of the Company.
    4.2+   Registration Rights Agreement between the Company and
           certain investors dated March 31, 1993.
    4.3+   Supplemental Registration Rights Agreement between
           the Company and certain investors dated May 10, 1996.
    5.1+   Opinion of Gray Cary Ware & Freidenrich, A
           Professional Corporation.
   10.1    Form of Indemnification Agreement for directors and
           officers.
   10.2+   1995 Stock Option Plan and forms of agreements
           thereunder.
   10.3    1996 Employee Stock Purchase Plan.
   10.4    1996 Outside Directors Stock Option Plan.
   10.5+   Non-Compete and Non-Solicitation Agreement between
           the Company and Jens Christensen dated April 28,
           1996.
   10.6+   Non-Compete and Non-Solicitation Agreement between
           the Company and Neguine Navab dated April 28, 1996.
   10.7+   Non-Compete and Non-Solicitation Agreement between
           the Company and Prasad Mokkapatti dated April 28,
           1996.
   10.8+   Convertible Note and Series C Preferred Stock
           Purchase Agreement by and among the Company, Cisco
           Systems, Inc., Netscape Communications Corporation
           and Platinum technology dated May 24, 1996.
   10.9+   Form of Convertible Promissory Note.
   10.10*  Source Code License Agreement, as amended, between the Company and Microsoft Corporation ("Microsoft")
           dated June 20, 1995.
   10.11*  Source Code License Agreement between the Company and
           Microsoft dated February 10, 1995.
   10.12   Lease Agreement, as amended, between the Company and
           San Mateo Office Limited, dated March 7, 1993.
   11.1+   Statement regarding computation of per share loss.
   23.1    Consent of Independent Auditors (see page II-7).
   23.2+   Consent of Counsel (included in Exhibit 5.1).
   24.1+   Power of Attorney (see page II-5 of Registration
           Statement No. 333-06285 filed on June 19, 1996).
   27.0    Financial Data Schedule (available in EDGAR format
           only).

  --------
  * To be filed by amendment.

  + Previously filed.